SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May 29, 2009

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Supplementary Disclosure – UNAUDITED

In accordance with “Novo Mercado” requirements, we are presenting the summary of differences between the Brazilian Corporate Law and and U.S. GAAP.

SUMMARY OF DIFFERENCES BETWEEN BR CL AND US GAAP

The Company’s statutory financial statements, which are used as the basis for determining income taxes and mandatory minimum dividend calculations, have been prepared in accordance with accounting practices adopted in Brazil, which are based on the Brazilian Corporate Law (Law No. 6,404/76, as amended), the rules and regulations of the Brazilian Securities Commission ("CVM") and the accounting standards issued by the Brazilian Institute of Independent Auditors (“IBRACON”), collectively referred to hereinafter as “Corporate Law” or “BR CL”.

The Company’s primary financial statements have been prepared in accordance with BR CL which differs significantly from principles generally accepted in the United States of America (“US GAAP”). as described below:

(a) Inflation accounting methodology and indices

In Brazil, because of highly inflationary conditions which prevailed in the past, a form of inflation accounting had been in use for many years to minimize the impact of the distortions in financial statements caused by inflation. Two methods of inflation accounting were developed: one required under BR CL; and the other known as the Constant Currency Method. The primary difference between BR CL and the Constant Currency Method relates to accounting for the effects of inflation. Under BR CL, inflation accounting was discontinued effective January 1, 1996. Prior to that date, BR CL required inflationary indexation of property, plant and equipment, investments, deferred charges and shareholders' equity, the net effect of which was reported in the statement of operations as a single line item. The Constant Currency Method is similar to U.S. Accounting Principles Board Statement No. 3 ("APS 3"), except that the former continues to apply inflationary accounting in periods of low inflation. Under US GAAP, the Brazilian economy ceased to be highly inflationary effective July 1, 1997. The other significant difference between the two sets of principles relates to the present-value discounting of fixed-rate receivables and payables, which is required by the Constant Currency Method and is prohibited under BR CL.

Financial statements prepared in accordance with BR CL have been, and continue to be, required of all Brazilian corporate entities and are used by the Brazilian tax authorities in determining taxable income. Financial statements prepared in accordance with the constant currency method were required through 1995 for those entities whose securities were registered with the CVM. Since 1996, presentation of supplemental financial statements under the Constant Currency Method has been optional.

(i) Additional inflation restatement in 1996 and 1997 for US GAAP

In the reconciliation from BR CL to US GAAP, consistent with the position paper prepared by the U.S. AICPA International Practice Task Force, an adjustment for inflation accounting has been included for the period from January 1, 1996 to December 31, 1997. During this period, inflation accounting was prohibited by BR CL but was required by APB statement 3 under US GAAP. Shareholders' equity under US GAAP was increased by R$ 1,035,033 and R$ 1,103,962 at December 31, 2008 and 2007, respectively, due to the additional inflation restatement adjustments.

(ii) Supplementary inflation restatement replaces revaluation of property, plant and equipment for US GAAP

The price-level restatement methodology under BR CL relied on an official inflation index announced by the Brazilian Federal government which was also used for purposes of determining taxes payable. Shortly after the launch of an economic stabilization plan in 1990, the government announced an inflation rate for that year which was materially understated in relation to the general and consumer price indexes as measured by independent economic institutes. In 1991, the government acknowledged this distortion and companies were required to re-present their statutory financial statements using a revised inflation index and the effects thereof were also used to determine income taxes, retroactively. The same law (Law No. 8,200/91) also granted companies the option (and the CVM required adoption when the effects were significant) to reprocess the accumulated inflation accounting effects since the date of acquisition of assets based on an independently sourced consumer or general price index. This supplemental indexation of property, plant and equipment, investments and deferred charges was to be recorded in the statutory BR CL accounting books but would have no effect for tax purposes. The Company anticipated the effects of this measure by contracting an independent firm of experts to perform an appraisal to market value of its property, plant and equipment and recorded the revaluation increment in its statutory BR CL accounting records, without affecting its tax position, in much the same way as Law No. 8,200/91 later required. As the revaluation increment had eliminated the effects of the supplemental price-level restatements, no further action was taken and the Company did not apply the incremental indexation.

Under US GAAP, revaluations of assets to market value are not permitted and the effects of the revaluation have been reversed in the reconciliation to US GAAP. However, in order to preserve the integrity of the historical cost of its assets based on the price-level restatement convention adopted by BR CL, the Company has recorded the supplemental price-level restatement adjustments, in accordance with Article 2 of Law No. 8,200/91, as an adjusting item in the reconciliation to US GAAP. The Company has presented the balances of shareholders' equity and net income under BR CL, adjusted for the effects of the revaluation and the replacement of the reversal by the supplemental price-level restatements, and related tax effects, as a subtotal, prior to presenting the reconciling items to US GAAP. The subtotal also includes the effects of including an additional two years' inflation accounting adjustments through to 1997 for purposes of US GAAP.

Shareholders' equity under US GAAP was increased by R$ 2,604,903 and R$ 2,705,277 at December 31, 2008 and 2007, respectively, due to the supplementary inflation restatement adjustments and reduced by R$ 2,253,012 and R$ 2,339,829 at December 31, 2008 and 2007, respectively, due to the reversal of the revaluations, before tax effects.

(iii) Inflation indexes

The indexation of the financial statements through 1995, except for the year 1990, under BR CL was based on an official government index, the Unidade Fiscal de Referência - UFIR and for the year ended December 31, 1990 on a consumer price index (Indice de Preços ao Consumidor, or IPC). For purposes of US GAAP, a general price index, the Indice Geral de Preços - Mercado, or IGP-M, was used to record the additional inflation restatement in 1996 and 1997 and the supplementary inflation restatement through 1995.

(b) Income taxes and social contribution

Under BR CL, deferred tax assets are recognized at the estimated amounts that management considers are probable to be recovered. In addition, deferred income taxes are shown gross rather than net.

Under US GAAP, deferred taxes are recorded on all temporary tax differences. Valuation allowances are established when it is more likely than not that deferred tax assets, including tax loss carryforwards, will not be recovered. Deferred tax assets and liabilities are classified as current or long-term based on the classification of the asset or liability underlying the temporary difference, and are presented net.

For purposes of deferred tax accounting, the US GAAP adjustments relating to inflation restatement of land and the push-down expenses from the Plan G0 pension fund (j)(ii) below and sabbatical paid leave benefits are treated as permanent tax differences, as such items are not deductible for tax purposes by the Company.

Taxes on income in Brazil consist of two types of taxes: income tax and social contribution. In Brazil, the tax law and tax rates are sometimes significantly altered by provisional measures ("medidas provisórias") announced by Presidential decree. The provisional measures can affect tax rates as well as other areas that could impact deferred taxes. Until September 2001, these measures remained in force for one month and expired automatically if they were not extended for an additional one-month period. In September 2001 all provisional measures were automatically enacted, and the Presidential decree powers restricted. Under BR CL, when calculating deferred income taxes, the provisional measures are usually taken into account.

Under US GAAP, only enacted tax rates may be used to calculate deferred taxes. Tax rates for future periods which have been established by provisional measures are not considered to have been enacted and are ignored. However, the provisional measure, to the extent it has not lapsed, is used for determining the amount of current tax payable.

Shareholders' equity under US GAAP was reduced by R$ 1,175,257 and R$ 1,282,649 at December 31, 2008 and 2007, respectively, due to deferred tax adjustments on US GAAP differences, excluding revaluations and permanent differences related to monetary readjustment on land of approximately R$ 150 million.

No valuation allowance adjustments were required to be included in the reconciliation between BR CL and US GAAP.

(c) Cash and cash equivalents

Under US GAAP, SFAS No. 95, "Statement of Cash Flows", defines cash equivalents as short-term highly liquid investments that are both (i) readily convertible to known amounts of cash and (ii) so near their maturity that they present insignificant risk of changes in value because of changes in interest rates. Generally, only investments with original maturities of three months or less qualify under that definition

The Company holds certain highly liquid, low risk financial investments, comprised principally of high quality government debt, which are classified as cash equivalents under BR GAAP. Although the investments have high level of liquidity and present insignificant risks of changes in value, under US GAAP, since these investments have original maturities of over 90 days, such investments do not qualify as cash equivalents.

Cash Flows	2008	2007	2006

	(unaudited)		(restated)
Operating activities under Brazilian GAAP	2,527,975	2,215,600	2,020,824
Cash flows relating to short-term investments under US GAAP	-	-	155,783

Operating activities under US GAAP	2,527,975	2,215,600	2,176,607

Financing activities under Brazilian GAAP	(812,100)	(1,197,113)	(1,122,755)
Cash flows relating to restricted cash under US GAAP	-	(7,657)	-

Financing activities under US GAAP	(812,100)	(1,204,770)	(1,122,755)

Cash and cash equivalents at beginning of the year under Brazilian GAAP	464,997	328,206	280,173
Difference in classification of temporary investments at beginning of the year	-	-	(155,783)

Cash and cash equivalents at beginning of the year under US GAAP	464,997	328,206	124,390

Increase in cash and cash equivalents under Brazilian GAAP	157,062	129.134	203.816

Cash and cash equivalents at end of year under US GAAP	622,059	457,340	328,206

(d) Investments in debt and equity securities

Under BR CL, marketable debt and equity securities are generally stated at the lower of inflation-indexed amortized cost or market value less interest or dividends received. Gains and losses are reflected in earnings.

Under US GAAP, in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities is as follows:

(i) Debt securities that the enterprise has the positive intent and ability to hold to maturity are classified as held-to- maturity securities and are reported at amortized cost.
(ii) Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings;
(iii) Debt and equity securities not classified as either held to maturity or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of shareholders' equity. For purposes of US GAAP, certain unrealized gains and losses from the Company s available-for-sale securities are recorded directly in shareholders' equity, net of tax effects, until realized. Shareholders' equity under US GAAP was reduced by R$ 69 and increased by R$ 88 on December 31, 2008 and 2007, respectively, for unrealized gain/losses from available-for-sale securities.

(e) Property, plant and equipment

(i) Revaluations of property, plant and equipment.

BR CL permits appraisal write-ups, provided that certain formalities are complied with. The revaluation increment is credited to a reserve account in shareholders' equity. Depreciation of the asset revaluation increments is charged to income and an offsetting portion is relieved from the revaluation reserve in shareholders' equity and transferred to retained earnings as the related assets are depreciated or are disposed For US GAAP reconciliation purposes, net revaluation of property, plant and equipment in the amounts of R$ 2,253,012 and R$ 2,339,829 at December 31, 2008 and 2007, respectively, have been eliminated in order to present property, plant and equipment at historical cost, indexed for inflation through 1997 based on a general price index, less accumulated depreciation. The depreciation on such revaluation charged to income, totaling R$ 86,817, R$87,670 and R$102,272 for the years ended December 31, 2008, 2007 and 2006, respectively, has also been eliminated for US GAAP purposes in the reconciliation of net income.

Under BR CL, no deferred tax liability was recorded on the revaluation increment. Under US GAAP, although the depreciation from the additional inflation restatement ((a)(i) above) and the supplementary inflation restatement ((a)(ii) above) will not be deductible for tax purposes, these depreciation charges are considered to be temporary tax differences as the expense will reverse through income in the future, and, as such, are recorded for purposes of determining deferred tax liabilities.

(ii) Different criteria for capitalizing and depreciating capitalized interest

Under BR CL, until December 31, 1995, capitalization of interest cost incurred during the construction period as part of the cost of the related property, plant and equipment was not required. However, as permitted by the Brazilian Water and Sewage Plan (Plano Nacional de Saneamento Básico - PLANASA), SABESP capitalized interest on construction-in-progress through 1989. Also, under BR CL as applied to companies in the utilities industry, during the period from 1979 to 1985, a notional interest rate was applied to construction-in-progress computed at the rate of 12% per annum of the balance of construction-in-progress; that part which related to interest on third-party loans was credited to interest expense based on actual interest costs with the balance relating to the self-financing portion being credited to capital reserves. Beginning in 1999, SABESP has capitalized indexation charges on the real - denominated loans and financing and the foreign exchange effects on foreign currency loans and financing.

Under US GAAP, in accordance with SFAS No. 34, "Capitalization of Interest Cost", interest incurred on borrowings is capitalized to the extent that borrowings do not exceed construction-in-progress. Such interest is capitalized as part of the cost of the related assets with a corresponding credit to financial expenses. Under US GAAP, the amount of interest capitalized excludes the indexation charges associated with the borrowings and the foreign exchange gains and losses on foreign currency borrowings.

The effects of these different criteria for capitalizing and amortizing interest are presented below:

	2008	2007

	(unaudited)

Interest capitalized under US GAAP in the period from 1989 to 1995	204,239	205,459
Amortization thereof	(119,076)	(112,683)
Capitalized interest credited to income under BR CL (12% per annum, applied monthly to the balance of construction-in progress) in excess of
actual interest	(32,254)	(32,448)
Amortization thereof	31,255	30,245
Indexation charges and foreign exchange losses capitalized since 1999
under BR CL, net	(84,691)	93,165

US GAAP difference in shareholders' equity at December 31	(527)	183,738

US GAAP difference on pre-tax income for the year ended December 31	(184,265)	36,280

(iii) Valuation of long-lived assets

Under BR CL, companies are required to determine if operating income is sufficient to absorb the depreciation or amortization of long-lived assets, within the context of the balance sheet as a whole, in order to assess potential asset impairment. As it pertains to property, plant and equipment, in the event that such operating income is insufficient to recover the depreciation due to their permanent impairment, the assets, or groups of assets, are written-down to recoverable values, preferably, based on the projected discounted cash flows of future operations.

Under US GAAP, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets", requires companies to periodically evaluate the carrying value of long-lived assets to be held and used, and for long lived assets to be disposed of, when events and circumstances require such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flows from identified assets, representing the lowest level for which identifiable cash flows largely independent of the cash flows of other groups of assets and liabilities, is less than their carrying value. In that event, a loss is recognized to the extent that the carrying value exceeds the fair market value of the assets.

No adjustment has been included in the reconciliation from BR CL to US GAAP to take account of differences between the measurement criteria, as based on analysis of cash flows measured at the smallest unit of assets groups for which cash flow data is captured no impairment provisions were required. Losses recognized on the write-off of property, plant and equipment arose primarily from adjustments related to the withdrawal of concession assets, construction-in-progress projects which were deemed to be no longer economically feasible and obsolescence write offs.

(f) Pension benefits

Under BR CL, prior to 2002, amounts related to the pension plan were recorded on an accrual basis as the obligations for contributions fell due. In accordance with a new accounting standard issued by IBRACON and approved by the CVM, effective January 1, 2002, Brazilian public companies must account for pension obligations based on actuarial calculations and provide certain disclosures related to their pension plans. Under the new standard, the actuarial pension obligation determined at the date of adoption could be either recorded directly in shareholders equity, or prospectively, during the five-year period ending December 31, 2006 in results of operations. As permitted, the Company has elected to recognize this transition obligation on a straight-line basis through income over five years beginning in 2002. The amortization of the liability is being presented as an “Extraordinary item” in the statements of operations, net of applicable tax effects.

Under US GAAP, the Company accounts for its pension plans in accordance with the provisions of SFAS No. 87, "Employers' Accounting for Pensions," which among other requirements, requires that the Company recognize the actuarially-determined liability of its pension plan obligations. SFAS No. 87 also requires that an additional liability (minimum pension liability) is required to be recorded when the accumulated benefit obligation exceeds the fair value of the plan assets, less accrued pension amounts. This additional minimum liability is recorded as a charge to accumulated other comprehensive income in equity.

SFAS No. 132 (revised 2003), “Employers' Disclosures about Pensions and Other Postretirement Benefits” sets forth the requirements for information that must be disclosed with respect to the Company s pension plans.

After the issuance of SFAS 158 “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans an amendment of FASB Statements No. 87, 88, 106, and 132(R)”, in September 2006, an employer is required to recognize the overfunded or underfunded status of a defined benefit postretirement plan (other than a multi-employer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.

Another requirement of the statement is that the employer must disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006.

The additional adjustments required by the SFAS 158 has been made after the accounting according to the SFAS 87 and SFAS 132.

Although the adopted accounting standard under BR CL requires the Company to recognize pension obligation based on actuarial methods effective January 1, 2002, differences under BR CL related to the prescribed actuarial methods, date of first adoption and amortization of transition obligations, among others, as compared with those under US GAAP, generate reconciling adjustments for US GAAP purposes.

(i) Pension plan (Plan G1)

     The Company sponsors a defined-benefit plan for its employees (Plan G1). For the purposes of calculating the funded status of Plan G1, the provisions of SFAS No. 87, were applied with effect from January 1, 1992, because it was not feasible to apply them from the effective date specified in the standard.

(ii) Supplementary pension plan (Plan G0)

Pursuant to a law enacted by the State Government, certain employees who provided service to the Company prior to May 1974 and retired as an employee of the Company acquired a legal right to receive supplemental pension payments (which rights are referred to as “Plan G0”). The Company pays these supplemental benefits on behalf of the State Government and makes claims for reimbursement from the State Government, which are recorded as accounts receivable, shareholder under BR CL. No expense is recognized for these benefits under BR CL.

Consistent with the guidance in SEC Staff Accounting Bulletin Topic 5-T ("SAB No. 5-T"), under US GAAP, the Company recognizes the costs and obligations associated with Plan G0 supplemental pension benefits incurred by the State Government on behalf of the Company with respect to its employees on a “push-down basis,” as the Company is the recipient of the benefits of the employee service for which the supplemental pension benefits are made. These benefits are accounted for in accordance with SFAS No. 87. Eventual amounts received as reimbursement from the State Government, if any, are treated as additional paid-in-capital.

Retained earnings was reduced in the first year of presentation (1998) for the actuarial liability computed under SFAS No. 87. and the balance of amounts due from the State Government for pensions paid was charged to income, as this amount relates to a charge for past services rendered by the Company s former employees. Amounts reimbursed to the Company by the State Government were accounted for as additional paid-in capital and a reduction of the actuarial liability to reflect gross benefits paid. The remaining unpaid reimbursable balance due from the State Government (effectively a subscription receivable) was charged off as a deduction to shareholders' equity.

(iii) Sabbatical paid leave

The Company also pays amounts equivalent to three months of vacation for each five years' of service as a form of sabbatical paid leave to certain of the Company s employees for which it also claims reimbursement from the State Government. Consistent with the guidance in SAB Topic 5-T, under US GAAP the Company recognizes the costs and obligations associated with these sabbatical leave benefits incurred by the State Government on behalf of the Company with respect to its employees on a “push-down basis,” as the Company is the recipient of the benefits of the employee service for which the supplemental pension benefits are made. The Company has accounted for this sabbatical expense by relieving directly against retained earnings for the first year presented and subsequently the Company recognized as a charge to income the receivable due from the State Government, for sabbatical leave paid, as this amount relates to a charge for past services rendered by the Company s former/current employees. Amounts reimbursed by the State Government, if any, are accounted for as additional paid-in capital.

During the year ended December 31, 2000, in the financial statements prepared in accordance with BR CL, sabbatical leave accruals totaling R$ 23,747, which had in prior years been charged to income, and were accounted for as a receivable (reimbursement) due from the State Government, were reversed, as the Company does not consider this to be an expense under BR CL. Similarly, during December 31, 2008, 2007 and 2006, total amounts not accrued were R$ (3,591), R$1,319 and R$ 1,991, respectively. Such amounts, consistent with the US GAAP difference mentioned above, were „pushed down as expenses in the reconciliation to US GAAP.

(iv) Summary of pension benefits adjustments

The effects included in the shareholders' equity reconciliation arising from these different criteria for pension and benefit accounting are presented below:

	2008	2007
	(unaudited)

Plan G1
Accrued pension liability under US GAAP (SFAS 87)	(709,700)	(666,095)
Accrued pension liability under BR CL	419,871	365,234

Difference Plan G1 (SFAS 87)	(289,829)	(300,861)

Incremental Effect of Applying SFAS Nº 158	252,535	248,972
Difference Plan G1	(37,294)	(51,889)

Plan G0
Accrued pension cost under US GAAP (SFAS 87)	(1,226,401)	(1,192,624)

Incremental Effect of Applying SFAS Nº 158	(112,186)	(45,043)
Difference Plan G0	(1,338,587)	(1,237,667)

Sabbatical paid leave Recognition of reversed expense (i) (iii)	(10,837)	(7,246)

Push-down accounting of Plan G0 and sabbatical Paid leave
Gross amount paid for Plan G0 and sabbatical paid leave recorded as receivables from the State Government (i)	(1,484,484)	(994,047)

Additional paid-in capital - Plan G0 and sabbatical paid leave reimbursed by the State Government (i)	118,812	114,970

The effects included in the reconciliation of net income (los) arising from these different criteria for pension and benefit accounting are presented bellow:

	2008	2007	2006
	(unaudited)

Plan G1
Accrued pension obligation Plan G1	11,032	22,687	(14,469)

Plan G0
Accrued pension obligation Plan G0	(33,777)	(36,132)	(25,981)

Sabbatical paid leave
Recognition of reversed expense	(3,591)	1,319	1,991

Gross amount paid for Plan G0 and sabbatical
Paid leave recorded as receivables from the
State Government	(110,763)	(104,622)	(101,741)

(g) Capitalization of debt issuance costs

Under BR CL the costs associated with issuance of debts are recognized as an operational expenses until December 31, 2007. During 2008, pursuant Technical Pronouncement CPC 08 – Transaction Costs and Premiums on Issuance of Securities approved by CVM Resolution 556, that established the reclassification of transaction costs on issuance of debentures as a reduction of loans, financing and debentures. The Company recorded the adjustments to transaction costs incurred in 2008.

Under US GAAP, APB 21 – “Interest on Receivables and Payables” debt issue costs are deferred and amortized using the effective interest method over the remaining term of the applicable debt obligations.

At December 31, 2008, the balance of deferred debt issue costs included as an adjustment to shareholders equity, related to debt issue costs was R$ 4,254 (in 2007 was R$ 7,481), net of accumulated amortization.

(h) Donations

The Company receives certain donations from water and sewage consumers to be used exclusively for contributions of property, plant and equipment, Under BR CL, the contributions received are recorded at fair value, generally determined based on the replacement costs, as a operational revenue until December 31, 2003 and as an increase of the capital reserves after this date.

(i) Segment reporting

Under BR CL, no separate segment reporting is required.

Under US GAAP, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" establishes the standards for the manner in which public enterprises are required to report financial and descriptive information about their operating segments. SFAS No. 131 defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly as a means for assessing segment performance and allocating resources to segments. A measure of profit or loss, total assets and other related information are required to be disclosed for each operating segment.

The Company operates in two segments: water services and sewage services.

(j) Comprehensive income BR CL does not embody the concept of comprehensive income.

Under US GAAP, the Company has adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income." A foreign (i.e., non-U.S.) registrant may present the statement of comprehensive income in any format permitted by SFAS No. 130. The information required by SFAS No. 130, has been included in the condensed financial statement information as prepared in accordance with US GAAP below.

(k) Provision for dividends and interest on shareholders' equity

Under BR CL, at each annual balance sheet date management is required to propose a dividend distribution from earnings and accrue for this in the financial statements. Under BR CL, companies are permitted to attribute on its own capital, which may either be paid in cash or be used to increase capital stock. The calculation is based on shareholder´s equity amounts as stated in the statutory accounting records and the interest rate applied may not exceed the government TJLP interest rate. Such interest may not exceed the greatest of 50% of net income or 50% of retained earnings plus legal reserves. Interest on its own capital is subject to withholding tax ate rate of 15%, except for untaxed or exempt shareholders . The Company presents the financial expense net of the reversal in its financial statements.

Under US GAAP, since proposed dividends must be ratified or modified at the annual shareholders' meeting, dividends would generally not be considered as declared at the balance sheet date and, as such, would not be accrued. However, because the State Government is the Company s controlling shareholder, the minimum dividend proposal when made by management at year end is maintained as a provision, and therefore, no adjustments has been included in the reconciliation from BR CL to US GAAP. Interim dividends paid or interest credited to shareholders as interest on shareholders' equity under BR CL is considered as declared for US GAAP purposes. Under US GAAP, no similar interest distribution concept exists.

Distributions per share data (in the form of dividends or interest on shareholders equity) is not required to be disclosed under BR CL.

Interest on shareholders' equity per common shares* for the years ended December 31, 2008, 2007 and 2006 were as follows:

	December 31,

	2008	2007	2006
	(unaudited)

Interest on shareholders' equity per shares	1.30	1.32	1.19

* The weighted-average number of shares used in computing interest on shareholders' equity per thousand common shares for December 31, 2008, 2007 and 2006 was 227,836,623 (See item (r) of this note).

(l) Related parties

Under BR CL, related parties are generally defined in a more limited manner and require fewer disclosures than US GAAP. The Company has expanded its disclosure for purposes of BR CL.

No adjustments have been included in the reconciliation from BR CL to US GAAP.

(m) Items posted directly to shareholders' equity accounts

Under BR CL, various items are posted directly to shareholders' equity accounts. Examples include certain capitalized interest, the effects of adjustments to tax rates and tax incentive investment credits received. As noted in (a) above, Brazilian utility companies used to capitalize interest attributable to construction-in-progress at the rate of 12% per annum of the balance of construction-in-progress and that part which relates to interest on third-party loans is credited to interest expense based on actual interest costs with the balance relating to the self-financed portion being credited to capital reserves.

Under US GAAP, such items relating to third-party debt would be posted to the statement of operations. Since the original posting to equity accounts would, under US GAAP, be made directly to the statement of operations, these adjustments are included in the reconciliation of shareholders' equity and net income determined in accordance with US GAAP.

(n) Discounting

Under BR CL, discounting of trade receivables and payables to present value is not permitted. Under US GAAP, APB No. 21 "Interest on Receivables and Payables", such discounting, in certain cases, is required to record the effects of implicit interest income or expense or which are different from market rates on long-term assets and liabilities, except for transactions in which interest rates are affected by the tax attributes or legal restrictions prescribed by a government agency. The company does not have original long term agreements.

No adjustments have been included in the reconciliation from BR CL to US GAAP as the Company had no long-term trade accounts payables or receivables potentially subject to discounting at December 31, 2008, 2007 and 2006.

(o) Classification of statement of operations line items

Under BR CL, as noted above, the classification of certain income and expense items is presented differently from US GAAP. The Company has recast its statement of operations under BR CL to present a condensed statement of operations prepared in accordance with US GAAP. The reclassifications are summarized as follows:

(i) Interest income and interest expense, together with other financial charges, are displayed within operating income in the statement of operations presented in accordance with BR CL. Such amounts have been reclassified to non-operating income and expenses in the condensed statement of operations prepared in accordance with US GAAP;
(ii) Under BR CL, gains and losses on the disposal or impairment of permanent assets are classified as non- operating income (expense). Under US GAAP, gains and losses on the disposal or impairment of property, plant and equipment are classified as an adjustment to operating income;
(iii) Following the issue of an accounting standard under BR CL, effective January 1, 2002, the Company is amortizing the related transition obligation related to Plan G1 over five years. The related amortization, as permitted, is being presented as an “Extraordinary item” net of taxes, in the statement of operations. Under US GAAP, this amortization expense would be included as part of operating income.

(p) Earnings per share

Under BR CL, net income per share is calculated on the number of shares outstanding at the balance sheet date. Information is disclosed per lot of one thousand shares, because this is the minimum number of shares of the Company that can be traded on the stock exchanges.

Under US GAAP, in accordance with SFAS No.128, "Earnings per Share", the presentation of earnings per share is required for public companies, including earnings per share from continuing operations and net income per share on the face of the statement of operations, and the per share effect of changes in accounting principles, discontinued operations and extraordinary items either on the face of the statement of operations or in a note. A dual presentation is required: basic and diluted. Computations of basic and diluted earnings per share data are based on the weighted average number of shares outstanding during the period and all potentially dilutive shares outstanding during each period presented, respectively.

Statement 128 requires the retroactive restatement of earnings-per-share computations for stock dividends, stock splits, and reverse splits. If a stock dividend or split is consummated after the close of the period but prior to the issuance of the financial statements, the earnings-per-share computation should be based on the new number of shares.

The Board of Directors, in its meeting on March 30, 2007, approved the proposal for submission to the Annual Shareholders Meeting, which took place on April 30, 2007, of the Grouping of Shares. On June 4, 2007, the shares were grouped in the proportion of 125 (one hundred twenty five) shares to 1 (one) share. The capital stock is represented by 227,836,623 common nominative and scriptural shares, without par value, remaining unchanged Sabesp s capital stock.

Simultaneously to the grouping operation, the American Depositary Receits (ADR s) started to be traded in the proportion of 2 (two) shares to each ADR.

Considering the grouping of shares mentioned above the weighted-average number of shares used in computing basic earnings per share for December 31, 2008, 2007 and 2006 was 227,836,623. The Company had no potentially dilutive shares outstanding during 2008, 2007 or 2006.

(q) Leasing Transactions

Under Brazilian GAAP, generally, lessees account for long-term leases as operating leases, whereas in accordance with U.S. GAAP such leases could be accounted for as operating or capital leases. As a result, under Brazilian GAAP, lease payments by lessees with respect to leases are charged as an expense as incurred. Under U.S. GAAP, the lease payments may be charged as an expense as incurred (operating leases) or the leased asset and the corresponding lease liability may be recognized in the balance sheet and the effect of depreciation and interest expense in the results of operations (capital leases).

Net income (loss) reconciliation of the differences between BR CL and US GAAP

The following is a reconciliation of the differences in net income (loss) between BR CL and US GAAP:

		2008	2007	2006
		(unaudited)

Net income as reported under the BR CL		1,008,085	1,055,264	789,401

Depreciation of additional inflation restatement in 1996 and 1997	(a)(i)	(68,929)	(67,614)	(75,541)
Reversal of depreciation of revaluation increments	(e)(i)	86,817	87,670	102,272
Depreciation of supplementary restatement prior to 1991	(a)(ii)	(100,374)	(101,361)	(118,243)
Deferred tax effects on above (excluding revaluation)	(b)	57,563	57,452	65,887

Net income as reported under the BR CL, adjusted for inflation restatements and revaluations		983,162	1,031,411	763,776

Accrued pension cost - Plan G1	(f)(iv)	11,032	22,687	(14,469)
Accrued supplementary pension cost - Plan G0	(f)(iv)	(33,777)	(36,132)	(25,981)
Sabbatical leave benefits	(f)(iv)	(3,591)	1,319	1,991
Actuarial liability (Plan G0) and sabbatical leave benefits push-down recognition	(f)(iv)	(486,595)	(104,622)	(101,741)
Capitalized interest	(e)(ii)	(184,265)	36,280	16,024
Interests on Capital Leasing	(q)	-	(6,322)	6,967
Capitalization of debt issuance costs	(g)	(3,227)	(3,850)	(2,645)
Deferred Credits - Donations	(h)	87,243	5,283	(26,622)

		369,982	946,054	617,300

Deferred income taxes effects:
Other GAAP differences above, excluding reversal of revaluation increments	(b)	51,041	(18,387)	8,753

Net income under US GAAP		421,023	927,667	626,053

Net income per thousand common shares Basic and diluted (in reais)	(p)	1.85	4.07	2.75

Weighted average number of common shares outstanding on December 31, 2008	(p)	227,836,623	227,836,623	227,836,623

Shareholders' equity reconciliation of the differences between BR CL and US GAAP

The following is a reconciliation of the differences in shareholders’ equity between BR CL and US GAAP:

		2008	2007
		(unaudited)

Shareholders' equity, as reported under BR CL		10,492,429	9,780,532
Add (deduct):
Additional inflation restatement in 1996 and 1997, net	(a) (i)	1,035,033	1,103,962
	(a) (ii)/
Reversal of revaluation increments, net	(e) (i)	(2,253,012)	(2,339,829)
Supplementary restatement prior to 1991, net	(a) (ii)	2,604,903	2,705,277
Deferred tax effects on above (excluding revaluation)	(b)	(1,186,670)	(1,244,233)

Shareholders' equity, as reported under BR CL, adjusted for inflation restatements and revaluations		10,692,683	10,005,709

Accrued pension cost - Plan G1	(f) (iv)	(37,294)	(51,889)
Accrued supplementary pension cost -Plan G0	(f) (iv)	(1,338,587)	(1,237,667)
Actuarial liability (Plan G0) and sabbatical leave expense push-down recognition	(f) (iv)	(1,484,484)	(994,047)
Additional paid-in capital - Plan G0 and sabbatical expense reimbursed by the State Government	(f) (iv)	118,812	114,970
Sabbatical paid leave of absence benefits	(f) (iv)	(10,837)	(7,246)
Capitalized interest	(e) (ii)	(527)	183,738
Interests on Capital Leasing	(q)	-	-
Capitalization of debt issuance costs	(g)	4,254	7,481
Deferred Credits - Donations	(h)	-	(92,271)
Other GAAP differences	(d)	(69)	88
Deferred income taxes effects:
Other deferred tax effects on US GAAP differences above, excluding adjustments for available-for-sale securities, inflation restatements and revaluation increments	(b)	11,413	(38,416)

Shareholders' equity under US GAAP		7,955,364	7,890,450

Management Report

Sabesp 2008

MESSAGE FROM THE	3
1 Sabesp	6
1.1 Investment acceleration towards universal service	10
1.2 Market and contract stability	15
1.3 Financial settlement	17
1.4 Corporate Restructuring	19
1.5 Sabesp’s re-positioning for the new regulatory framework	22
1.6 Corporate Governance	26
1.7 Economic and Financial Performance	29

2. Environmental Management	36

3. Social Responsibility	41

Message from the CEO

Sabesp has taken important steps during 2008, adjusting itself to challenges and opportunities brought by the new regulatory framework and strengthening itself as a competitive and efficient company of environmental solutions. With the effort of all employees, most of our goals were achieved. Five developments deserve to be highlighted.

In the first place, investment acceleration aiming universal services was remarkable. During 2008, R$1.7 billion was invested, the highest amount for the last 10 years. During the 2007-08 two-year period, the total amount invested was approximately of R$ 2.6 billion, over two times the investments made during 2003-04 and 65% more regarding the 2005/06 period.

Investment acceleration is essential to extend customer service, as designed by the company’s new strategic guidelines. Sabesp’s new vision establishes as a goal for the year of 2018, “to be recognized as the company that, within its area of operation and focusing the costumer, has universalized sewer services, in a competitive and sustainable way, wit h excellence in environmental solutions.”

To accomplish the goals established by its vision, the Company has been steadily working on extending sewage collection and treatment, recovering the São Paulo’s Tietê and other rivers and brooks, improving swimming conditions of beaches, preserving water-source areas, and promoting the rational use of water resources. The progress made translates Sabesp’s commitment to development and sustainability.

During 2008, 189,000 water connections and 155,000 sewage connections were completed, the equivalent of including in Sabesp system a city similar to São José dos Campos, of approximately 600,000 people. In terms of sewage treatment, progress was even more remarkable. From 63%, in 2006, to 66%, in 2007, and 72%, in 2008, the increase meant capability of adding to the sewage treatment structure a city like Guarulhos, of approximately 1.25 million people, each year. The goal for 2009 is to maintain water supply universal service, to increase sewage collection up to 80% and sewage treatment to 74%.

This work is part of a global effort towards accomplishing the millennium goals set by the United Nations (UN). For the environmental sustainability field, the UN established as a goal for 2015 to reduce by 50% the number of people without access to drinking water and core water & sewage services. Sabesp is moving beyond that, fast pacing towards the universal service of services in the municipalities it operates.

Additionally, the investments made also possible to reduce water loss, from 31.9%, regarding 2006 revenue, to 27.7%, in 2008. Such decrease equals to saving enough water to include a city of 1.2 million people to the service system. To increase efficiency is to reduce the consumption of water resources, treatment material, and electric power. To render the idea, the economy brought by reducing water loss resulted in smaller water production during 2008, when compared to 2007, despite the increase of connection and population numbers.

Secondly, contract and market stability progressed. Throughout the year, 58 “authorization” laws were sanctioned by Municipalities, resulting in the renewal of concessions in 53 cities. Accordingly, the company finished the year with 160 program contracts signed and is working on sign another 70 contracts, en 2009.

The contract renewal process enables the identification of each city’s main needs and their inclusion to the company’s investment plan.

Third, important financial obligations were settled. The major highlight was the celebration of the Third Amendment to the agreement with the São Paulo State Government that assured the settlement of outstanding debts between the Parties. The major highlight regarding the relationship with São Paulo City government was that the payment of the City bills was resumed. Default decreased from an average of 85%, for the three previous years, to 5%, in 2008.

Fourth, a comprehensive corporate modernization process is in progress at Sabesp. Among the improvements, strategic planning betterment, which sharpened the employees’ focus into goals and results, and accelerated the added value management system’s implementation, which will enhance the efficient use of the Company’s productive resources.

Special attention must be given to the process of personnel adjustment, which started in 2008. In compliance with the decision of the State Public Prosecutor's Office, Sabesp signed a Conduct Adjustment Instrument to discharge from professional duties all retired employees paid by the National Institute of Social Security (INSS). As this is the moment to extend the company’s capacity, it will be fundamental to rebuild personnel numbers by recruiting new talents. In 2009, Sabesp will conduct the first public contest, since 2001, to fill 1,771 positions, in the many cities of the State of São Paulo it operates.

The generation that is about to join Sabesp’s staff via the competitive public contest will have the privilege of learning with the competent and dedicated team who built the greatest water and sewage company in Latin America, and one of the biggest in the world. With its restructured staff, Sabesp will be in good conditions to face future challenges and expand its boundaries and areas of operation.

Fifth, the company took important steps towards assuming a new strategic position regarding the new regulatory framework. After the creation of the environmental area, in 2007, the area of regulation issue was established, aiming to leverage the adoption of regulation best practices and disseminate the company’s regulatory culture.

Adding to that, there was a remarkable progress in the creation of the new business area, in charge of evaluating opportunities in other markets and new sectors. Throughout the year, Sabesp formed the first partnership with the private sector for sewage treatment in Mogi Mirim, signed three technology-exchange cooperation agreements with state-companies, and negotiated the first international agreement with Costa Rica’s AYA company.

Important steps were also taken towards the creation of a Research & Development & Innovation area. This new division’s objective will be to organize and extend the company’s efforts in research and innovation, a fundamental ingredient for more efficiency and competitiveness. Research themes were selected taking into account the minimization of the environmental impact caused by our activities, related to power consumption, loss reduction, and the development of sustainable techniques for sludge disposal.

At the same time, the Sabesp Environmental Solutions Base, launched in 2007, had its fist results. 54 new firm-demand contracts were signed with major costumers, a number higher than the total of the 2003-06 period.

Sabesp has also launched individual meter and telemeter services, meeting an old demand of residential apartment buildings or residential condominiums.

It is also worth noting our efforts to improve services in socially vulnerable communities. In partnership with São Paulo City government, Sabesp is engaged in an extensive clean stream program, urban renewal of shanty towns, and park construction. Additionally, 30 meetings were held with community leaders to find solutions for demands of the population.

Great part of our 26 million costumers was aware of our efforts to extend and improve our services. The results of the customer satisfaction survey proved that 80% are satisfied with the services rendered. The number of substantiated complaints filed at Procon was also reduced by 57%, thus reflecting the improvements made at Customer Assistance and Ombdusman services.

All those progresses took place in a year signed by an important change in the economic scenario. During the last quarter of 2008, the Brazilian economy registered a 3.6% fall, regarding the previous quarter. Therefore, 2009 will be twice as challenging for Sabesp. Besides being ambitious, the goals will be threatened by an inauspicious economic context, particularly with regard to credit availability.

Sabesp’s goal is to move forward in its work schedule, maintaining today’s investment levels of R$ 1.7 billion, despite the crises effects. Sabesp’s profit of over R$ 1 billion, for 2008, ensures the Company’s good risk rating and, consequently, guarantee the Company’s financing and investment capacity. As a complement, Sabesp is implementing a set of adjustment actions, including cut on current expenses, acceleration of the real estate optimization plan, suspension of not imperative renewals and works, among other measures.

Investments made on sanitation impact positively on public health, environment, and job generation. Aligned with José Serra’s government guidelines, Sabesp will maintain its investment plan, giving its contribution to the economic and environmental development São Paulo State.

Gesner Oliveira

Sabesp CEO

1 Sabesp

Sabesp provides water & sewage services to 366 of the 645 municipalities of São Paulo State, supplies water on a wholesale basis to six municipalities1 and treat sewage of five of them, serving over 26 million people - 67% of the State urban population. Sabesp is a mixed capital company and the São Paulo State government is its main shareholder. The company went public in 1994, has 100% common shares and, in 2002, became the first mixed capital company to undertake to BM&FBovespa’s Novo Mercado, the corporate governance top segment in Brazil. Simultaneously, the Company's shares were listed in the New York Stock Exchange (NYSE).

The major transformations in the water & sewage industry’s regulations implemented in 2007 brought new challenges and opportunities for Sabesp. The new regulatory framework has strengthened the integration between the service provider’s investments and the priorities defined by the holder of the services, made the rendering of accounts more effective and transparent, and investments more secure.

In addition to the rendering of water & sewage services in the State of São Paulo, Sabesp is qualified to perform these activities in other States and countries. Sabesp can also operate in urban rainwater drainage and management, urban cleaning and solid waste management, and power generation and energy activities markets.

Facing all those changes, in 2008, Sabesp went through a strategic planning process focusing into short and long term goals and results, and a greater integration between the strategic plan and the budget. The Board of Directors has approved the Company’s five new strategic guidelines, and the Company’s mission and vision were redefined, as described in table 1.

The five new established strategic guidelines for the Company are:

Environmental solutions

To incorporate into the dynamics of the Company's operational presence a focus on Environmental Solutions. Such incorporation includes the implementation of policies directed to environmental sustainability, the strengthening of the commitment to the environment before the society, and the extension of the Environmental Solutions’ Base.

Universal service and quality

To universalize water supply, sewage removal and treatment services until 2018, for all municipalities where Sabesp operates as a concessionaire in São Paulo State, targeting excellence for the quality of the products and services rendered.

Growth with Sustainability

To aim the Company’s growth, assuring financial and economic sustainability, in a scenario where all other guidelines are implemented, based on measures for increasing operational efficiency, combating water loss, an efficient use of consumption materials, and an adequate management of income, expenses, assets, and liabilities, in order to generate resources and assure the necessary investments.

____________________
1 Wholesales municipalities are the ones Sabesp render only part of the services that compose the water & sewage cycle. Regarding the treated water, it is sold in bulks and the municipality is responsible for its distribution. In case of sewage, the municipality collects and Sabesp treats it.

A proactive behavior for external relations

To take the initiative for the development and maintenance of ethic and harmonic relations with costumers, municipalities, control and regulation agents, shareholders, capital providers, partners in the supply chain, civil society entities, and all other agents.

Integration and innovation

To increase the Company’s productivity based on a greater integration of processes; sharing resources, structures, and focus in innovation. This guideline includes the restructuration of any of the Company’s sectors, when considered necessary, bringing qualification for new challenges and rewarding performance. It also includes to leverage human resources’ continuous development, undertaking strategic planning, and to promote technological evolution and knowledge dissemination.

Table 1 – Mission and Vision sharpen the focus and facilitate the communication

Mission	“Provide water & sewage services, contributing for a better life and environment quality”

Vision	“In 2018 ...
To be recognized as the company that has universal water & sewage, within its area of operation and focusing the customer, in a competitive and sustainable way, with excellence in environmental solutions"

Sabesp was included in the Global Treaty (United Nations (UN) program that gathers the world greatest groups of social responsibility volunteers, accredited to operate in a extensive international network for sustainability, social inclusion, and corporate citizenship) and keeps being part of BM&FBovespa’s Corporate Sustainability Index (ISE) (a portfolio that only lists companies highly committed to sustainability and social responsibility.) Additionally, the Company was granted many awards in 2008, among them:

  Pan American Sustainable Development “Luís Wannoni Lander” Award, an international award for sustainability granted to the Tietê Project, administered by Sabesp;
  Corporate Excellence Award, Fundação Getúlio Vargas (FGV), electing Sabesp as the best company of the water & sewage industry in Brazil;
  Prêmio Balanço Annual [Annual Analysis Award], granted by the newspaper Gazeta Mercantil, which elected Sabesp as the best company of the “sanitation and cleaning” industry;

  São Paulo Award for Management Quality (PPQG) - Level III – Government of the State of São Paulo Management Excellence Trophy – Mixed Capital Company Category, for Sabesp’s management model;
  National Sanitation Quality Award - (PNQS) – Levels I, II and III;
  Anefac-Fipecafi-Serasa Award (Transparence Trophy) – Public Held Company Category, for the accounting transparency of its balance sheet;
  Banas Management Award – Quality, for the Company’s high level of development and commitment to quality system;
  E-Learning Brazil Award, Corporate Star category for Sabesp Corporate University, for distance teaching;
  Human Being Award - Life Quality, for the Employee’s Recovery and Care Program (Pare);
  Gold Seal: Tobacco-Free Environment, for tobacco-addiction control inside the company.
  March 19th Award, Innovation category, for the creation of innovative business routines and rules adopted by the E-Procurement System;
  Excellence Award in E-Government – G2B Category – Government to Business, for the Biffing management System.
  IT & Government Award, E-Public Administration category, for the Equipment and Supplies’ Reference-Price Bank
  The Best 100 Companies in 2008, for Human and Organizational Development Index – IDHO;
  Probare’s Ethic Seal and Management-Maturity Profile, for Sabesp’s call center, for qualifying to high-level standards in operational efficiency and human relations.

Sabesp’s efforts to improve the quality of water & sewage in the municipalities impact positively on public health, environment, life quality, and regional economic development. The Company’s work is fundamental for the sustainable development.

Table 2 - Indicators Panel

Indicators	Unit	2003	2004	2005	2006	2007	2008

Service
Population with water connection					Tendency to Universal Service
Population with sewage connection	%	77	78	78	78	79	79
Population with sewage treatment	%	61	63	61	63	66	72
Population served with water	thousand inhab	21,324	22,335	22,570	22,700	22,959	23,162
Population served with sewage collection	thousand inbab	17,030	18,014	18,326	18,519	18,881	19,198

Operating
Water connections	thousand	6,044	6,358	6,489	6,609	6,767	6,945
Sewage connections	thousand	4,462	4,747	4,878	5,002	5,167	5,336
Water loss	%	33.0	34.0	32.4	31.9	29.5	27.7
Water produced volume	millions of m³	2,820	2,770	2,830	2,887	2,874	2,853
Water volume billed to wholesale	millions of m³	346	251	259	263	274	285
Water volume billed to retail	millions of m³	1,419	1,441	1,500	1,544	1,573	1,596
Sewage volume billed	millions of m³	1,110	1,141	1,198	1,246	1,300	1,330
Number dof employees	employees	18,546	17,735	17,448	16,978	16,850	16,649
Operational Productivity	cnn/employees	566	626	651	684	708	738

Financial
Net revenues	millions of R$	4,130.8	4,397.1	4,953.4	5,527.3	5,970.8	6,351.7
EBITDA	millions of R$	2,076.5	1,926.5	2,285.6	2,446.1	2,698.9	2,840.3
EBITDA Margin	%	50.3	43.8	46.1	44.3	45.2	44.7
Earnings (Profit/Net Loss)	millions of R$	833.3	513.0	865.6	778.9	1,055.3	1,008.1

(*) 99% or more

1.1 Investment acceleration towards universal service

To accomplish its mission and to realize its vision, Sabesp includes in its 2009-2013 capex plan around R$8.6 billion for structuring programs. In 2008, Sabesp invested R$1.7 billion, as presented in detail in Table 3.

Table 3 - Investments realized in 2008 (R$ million)

	Water	Sewage	Total
São Paulo Metropolitan Region	433	353	786
Regional Systems (coastal and countryside)	170	752	922
Total	603	1.105	1.708

During the 2007-08 period, Sabesp’s investments amounted to approximately R$2.6 billion, more than two times the investments made during the 2003-04 period, and also an increase of near 65%, when comparing to 2005-06. Table 4 shows the investments’ historical evolution and Table 5 presents the forecast for the 2009 - 2013 period.

Table 4 - Investments realized

Note: 2003 -the transfer of water & sewage services of the City of São Bernardo do Campo (R$415 million) is not included

2008 - obligations assumed regarding program contracts (R$253 millions) are not included

Table 5 – Capex Plan (R$ million)

	2009	2010	2011	2012	2013	2009 -2013

Water	577	590	664	653	668	3.152
Sewage	860	948	835	867	827	4.337
Other	214	213	254	228	231	1.139
Total	1.650	1.750	1.753	1.748	1.725	8.627

Table 6 displays the results for 2008 and the summary of operational goals for the period 2009- 2018:

Table 6 - Realized 2008 and Goals for 2009-2018

	2008	2009	2010	2011	2012	2013	2018
New Water Connections (thousands)	189	159	158	149	159	159	787*
Water Supply	Tendency to Universal service
Water Loss (%)	28	26	24	22	21	20	14
New Sewage Connections (thousands)	155	160	225	179	167	154	915*
Sewage Collection (%)	79	80	81	82	83	85	90
Sewage Treatment (%)	72	74	78	81	84	88	100

* 2014 - 2018 accumulated goal

Table 7 displays the new water and sewage connections realized during 2008 and the population served.

Table 7 – Water and Sewage Connections realized and Population Served

			São Paulo	Regional	Total
			Metropolitan	Systems (coastal
			Region	and countryside)
Water	# of new connections	(1)	119.2	70.2	189.4
	Population seved (2)		350	180	530
Sewage	# of new connections	(1)	85.9	68.8	154.7
	Population served (2)		360	210	570
(1) In thousands of units
(2) In thousands of habitants

For the next 10 years, the universal service shall require a high level of investments. To reach this goal, Sabesp is improving infrastructure programs that contribute for more consistent and focused investments besides facilitating the access to low -cost and long-term financing with banks.

Infrastructure programs

Decrease in water loss

The decrease in water loss corporate program aims an accelerated and consistent minimization of water leakage, starting from integrating and extending initiatives existing in the Business Units. The structuring of the program begun in the second semester of 2007 and was concluded in 2008. The program defines investments of near R$ 3 billion, is valid for 11 years (2009-2019), and targets to reduce loss ratio from 432 Liters [114 gal]/connection x day (Dec/2008) to 211 Liters [56 gal]/connection x day in 2019, the equivalent to reducing water loss ratio from 27.7% (Dec/2008) to 13% in 2019, a number compatible with international standards.

Onda Limpa [Clean Wave]

The Clean Wave program will extend sewage collection and treatment services to Santos Metropolitan Region, a coastal area. Three million people will be served, among residents and visitors. The program establishes investments of R$1.2 billion and, until 2011, that sewage collection rate will be raised from 54% to 95%, and sewage will be 100% treated . This will give room to:

  Decrease in the number of admissions to hospitals and clinics due to water-transmitted illnesses;
  Decrease in mortality rates, especially infant mortality;
  Restoration of rivers and canals;
  Improvement of swimming conditions at 82 beaches, scattered by the 162.5 -km [100-mile] coast;
  Tourism promotion, income and job generation.

In 2008, the work was started in three lots of the program. Now, Onda Limpa’s eight lots are in progress, and 35% of the work is concluded.

Onda Limpa Litoral Norte [North Shore Clean Wave]

The Onda Limpa Litoral Norte program will extend sewage collection and treatment in São Paulo’s north shore, serving 600,000 people. Up to 2015, the program will heighten the region's sewage collection and treatment from 36% to 85%, improving the population’s health and well- being, besides leveraging economic development while increasing the region’s tourism.

The program’s main progresses in 2008 were the Porto Novo Sewage Treatment Station (ETE), in Caraguatatuba, and the beginning of Ilhabela’s ocean outfall and São Sebastião and Caraguatatuba’s sewage collection systems. In 2009, the conclusion of Ubatuba, Caraguatatuba, and Ilhabela’s sewage collection systems is expected. The total investment in the program will amount to R$260 million.

Água do Litoral (Coastal water)

This program establishes the main set of long-term actions to extend water production capacity along the whole coast of São Paulo State. Over four million people will be served in the municipalities of Ubatuba, São Sebastião, Ilhabela, Caraguatatuba, Peruíbe, Itanhaém, Mongaguá, Praia Grande, São Vicente, Cubatão, Santos, Guarujá, Bertioga, Cananéia, Iguape, and Ilha Comprida. The program will allow increasing the systems’ reliability level, eliminating possible and existing intermittences and shortage of water. It will be also possible to increase service rate, universalizing Santos Metropolitan Region, and assuring the availability of treated water for residents and also tourists, besides improving the quality of the water delivered to the population. The total investment in the program amounts to R$1.1 billion until 2013.

Tietê Project

The Tietê Project is designed to a better quality for the water of the Tietê River Basin, in the São Paulo Metropolitan Region, by way of expanding the sewage collection, removal, and treatment infrastructure. Born in 1992, the Tietê Project involves investments in the range of US$2.5 billion, divided throughout 23 years.

With the 1st and 2nd phases of the program, the collection of the São Paulo Metropolitan Region’s sewage rose from 70% to 84%, and sewage treatment leaped from 24% to 70%.

In 2008, the original program of the 2nd phase of the project was completed, achieving all goals established at the beginning. The main progress was the conclusion of Pinheiros system’s connections, allowing the removal of near 2,500 liters [660 gal]/second of sewage to Barueri treatment station.

The 3rd phase of the project started with the launching of the first block of public notices, in December 2008. For 2009, the contracting of the works subject to the public notices is schedule, including 205 km [127 mi] sewage mains and 400 km [248 mi] of sewage collection network.

Metropolitan Water Program

The Metropolitan Water Program (PMA) aims to assure the availability of treated water for the São Paulo Metropolitan Region and comprises the expansion of water storage, production, and distribution infrastructure. Storage infrastructure will be expanded in 210,000 m³ [274,670 yd3], 44 water pumping stations and 240 km [149 mi] of water pipeline.

The investment will reach R$2.7 billion and the works will expand water production and distribution capacity in 20%, increasing from 66 m³ [86 yd3]/s to near 80 m³ [105 yd3]/second. PMA’s first actions were taken in 2006 and the program is expected to last until 2014.

In 2008, PMA’s highlight was to structure the Alto Tietê Public-Private Partnership (PPP) that aims to increase the production of the Taiaçupeba Water Treatment Station (ETA), from 10 m³ [13 yd3]/s to 15 m³ [20 yd3]/second. The works of the partnership were started in the first quarter of 2009 and are expected to take two years to be completed.

Vida Nova

The Vida Nova program comprehends the Mananciais [Water Sources] program and other projects directed to improvement and preservation of water reservoirs in the São Paulo Metropolitan Region and the urban development of this region, specially around Guarapiranga and Billings water sources. Great part of the resources shall be invested in the creation of the infrastructure to collect the sewage produced in the region and forward it to treatment stations, thus preventing the sewage to be directly disposed into water sources. The program includes actions to protect green areas and urbanize shanty towns; it shall be directly beneficial for 45,000 families.

In the whole, the program gather investments of approximately R$1.2 billion, from São Paulo State Government, cities of the region, and the Federal Government. Sabesp invests R$300 million in this Program. Vida Nova is coordinated by the Sanitation and Energy State Department, with actions by Sabesp, Companhia de DesenvolvimentoHabitacional e Urbando (CDHU), and municipalities of the region.

Córrego Limpo [clean stream]

The program Córrego Limpo results from the partnership between the São Paulo State Government, by way of Sabesp, and the São Paulo Municipal Government. The purpose of the program is to change the current level of degradation of all streams located in São Paulo City. The total schedule estimates that 300 streams will be restored within a period of 10 years, 100 of them until 2010. In the first phase, which was concluded in March/2009, R$200 million were invested in 42streams, out of those, 16 were restored in 2008. During the second phase, R$241 million more shall be invested in 58 streams. Out of the R$441 million invested during this period, R$311 million shall be of Sabesp’s responsibility.

The program also includes an Environmental Education Project for the population bringing awareness to the people that it is important to not disposal of garbage and constructi on material debris on the streets, nor into brooks, to be connected to the sewage network, and to care for domestic facilities. Additionally, eight areas along streams will transformed into linear parks, occupying the land and preventing garbage to be thrown in the brooks, bringing leisure and health to the population.

1.2 Market and contract stability

Following the guideline “Growth with Sustainability”, one of Sabesp’s major challenges to achieve long-term economic sustainability is market and contract stability. The following sections will present the results achieved in 2008 and the goals for the next years, when considering: the renewal of concessions; progresses regarding service contracts in the municipalities of São Paulo, São Bernardo do Campo, São José dos Campos, and wholesale municipalities.

Contract with municipalities

In 2008, Sabesp signed program contracts with 53 municipalities, totaling 160 since 2007. In addition to the program contracts, that are effective for 30 years, the municipalities signed cooperation agreements with the São Paulo State Government, whereby the regulation and inspection of water & sewage services is assigned to Agência Reguladora de Saneamento e Energia do Estado de São Paulo - Arsesp.

The sector’s regulatory framework establishes that all municipalities shall have their contracts regularized until 2010. In this respect, besides the contracts renewed in the two- year period of 2007-08, Sabesp still must renew 163 contracts to achieve the goal of being, in 2010, in full compliance with the regulatory framework. The goal for 2009 is to renew 70 more contracts. In this goal are included contracts referring to metropolitan areas that shall be the target of great efforts. The challenges for 2009 are:

1) Keep the renewal pace in the countryside and coastal regions;

2) to overcome legal and institutional difficulties in metropolitan regions.

São Paulo

Sabesp and the São Paulo Municipal Government (PMSP) have made progresses putting their relationship in contracts. The Cooperation Agreement signed with the São Paulo City Government, November 2007, had important results. In the first place, it reestablished the payment flow of the city’s bills, which, in 2008 totaled R$103 million. This flow reflects a remarkable improvement in the default rate that moved from an average of over 80%, in the three-year period of 2005-07, down to 5%, in 2008. The process was facilitate by the implementation of the Sistema de Gerenciamento Eletrônico de Contas [E-Management System for Bills] that ensures tracking and control of volumes consumed in each Municipality facilities. Second, the Cooperation Agreement allowed investments in programs shared by the São Paulo City Government and Sabesp, such as: Programa Córrego Limpo [Clean Stream]; Programa de Uso Racional da Água (PURA) [Program for the Rational Use of Water]; Parque da Integração [Integration Park], among others.

In December 2008, the Municipal Council of São Paulo, in the first run, passed the Bill N. 558/08, which authorizes the Executive Department to execute contracts with the State of São Paulo, Arsesp, and Sabesp. The final approval depends on the second run, in Plenary Session.

The main challenge for 2009 is to conclude the contract process of this market, the most important one for the Company. The overcoming of this challenge will require progresses in the legal and institutional discussion, in regards of the structure of contracts for water & sewage services in metropolitan regions; in the approval of the Bill N. 558/08; and in the financial agreement, which includes the meeting of debts of both parties.

São Bernardo do Campo

In November 2008, the Municipal Council of São Bernardo do Campo approved a new agreement signed between Sabesp and the City. This agreement establishes a two-year extension, from six to eight years, for the time to uniform the fares charged in the Municipality with those of the São Paulo Metropolitan Region and the increase in the investments defined for the 2008-12 period, from R$380.9 million to R$508.6 million.

São José dos Campos

The execution of the contract between Sabesp and the municipality of São José dos Campos was an important achievement for the Company, in 2008. The process of renewal was distinguished by the seven public hearings held in many environments. Based on the discussions, a Sanitation Municipal Plan was defined, with guidelines and goals for the services.

To accomplish the established goals, which include the universal service of the municipality in 2012, the contract signed for the next 30 years defines investments of R$ 534.8 million.

Wholesale Municipalities

The year of 2008 was distinguished by the discussion about joint measures to be taken to will accelerate the universal service of core water & sewage services in the São Paulo Metropolitan Region.

In December 2008, Sabesp signed the contract for intercepting and treating 20% of the sewage generated by the city of Guarulhos. The Company’s total income, throughout the five years of this contract, will increase in approximately R$58 million. In 2009, Sabesp shall try to conclude the negotiation with Guarulhos for sewage collection and treatment of the Municipality’s central region.

Also in December 2008, the Government of the State of São Paulo, Sabesp, the Municipality of Diadema, and the Companhia de Saneamento de Diadema (SANED) [Sanitation Company of Diadema] signed a Memorandum of Intent, where the parties declare their intention of concluding the negotiations for the settlement of the existing debt to Sabesp and developing a joint operational structure, between the Company and the Municipality, for the performance of water and sewage services.

Sabesp is being successful with the negotiations for the draft of a contract with the Capuava Petrochemical Complex and Ecosama, the concessionary of sewage services in the Municipality of Mauá, for the Aquapolo Ambiental Project. It is expected for the first semester of 2009 for the Aquapolo Ambiental Project to be enabled.

1.3 Financial Settlement

The guideline “Growth with Sustainability” also reminds the need of accelerating negotiations for the financial settlement with the Government of the State of São Paulo and wholesale municipalities, aiming to reduce the uncertainty of payments, to increase in the relationship transparency, and to build the sought environment of cooperation and partnership, resulting in accelerating the investments made in water & sewage.

Strengthening the new relationship regime with the Government of the State of São Paulo

It is possible to highlight two important developments occurred during 2008, referring to the financial outstanding issues that have historically underlined the relationship between Sabesp and the Government of the State of São Paulo (GESP). Firstly, was put into practice what was agreed upon, in December 2007, by way of the Second Amendment to the Agreement GESP. The Second Amendment directed the settlement of outstanding debts regarding water & sewage services, which, in total, amounted to R$390 million. In addition to that, Sabesp paid the State Government R$559.3 million related to interests on own capital, regarding the March-2004-to-December-2007 period, that were being held by the Company because of the outstanding financial issues of the Government of the State of São Paulo.

Second, in November 2008, the Third Amendment to the Agreement GESP was signed, dealing with outstanding financial issues related to the refund the State owed Sabesp, regarding the payment made to former employees and pensioners concerning the benefits established by law N. 4819/58. In respect to the refund of such benefits, the State acknowledged the indebtedness in the amount of R$915.3 million. Still in the same amendment, Sabesp accepted on a provisional basis the Alto Tietê Reservoirs, in the amount of R$696.3 million, as part of the payment.

Additionally, the amount of R$409 million, part of the Government of the State of São Paulo’s debt connected to the refund, shall be reviewed by the Office of the Attorney General for the State of São Paulo (PGE), because of the discrepancies that prevented this amount to be acknowledged by the Government.

Settlement of indebtedness of the wholesale Municipalities

The total of accounts receivable from wholesale Municipalities to Sabesp is over R$1.1 billion. The amounts referring to bulk water supply and the indemnification for the expropriation of concessions are subject of many lawsuits filed by Sabesp. The outstanding balance related to bulk water supply is R$1.1 billion and the main debtors are Guarulhos, Santo André, Mauá, and Diadema. Debts concerning the indemnification for the expropriation of the concessions of Diadema and Mauá amount to R$149 million.

In 2008, the total amount recovered from special judicial orders and agreements was R$44 million. Out of this amount, R$30.8 million arise from special judicial orders related to the Municipality of Gurarulhos. Still in 2008, were paid the last installments for the settlement of the debts of the Municipality of Mogi das Cruzes, corresponding to an agreement signed in 2007. In December 2008, the Municipality signed a new agreement with Sabesp.

The Company has also started negotiations with Diadema to find a joint solution that will allow recovering the amounts due. The target for 2009 is to continue the negotiations in progress and resume those that are suspended. In case any opposition for continuity or resumption is met, the strategy adopted will be to intensify the actions for the settlement of the outstanding debts.

1.4 Corporate Restructuring

The guideline “Integration and innovation” establishes that the Company must seek an increase in productivity, based on the synergy obtained with greater integration of processes and sharing of resources and structures; with the focus on innovation. In this respect, Sabesp have been working on five main initiatives: Strategic planning, added value management (GVA), integrated system of corporate management, workforce adjustment, and corporate restructuring. The following subsections indicate the developments in each of those initiatives.

Strategic Planning

For the first time since the implementation, in 2004, of the strategic-planning management tool Balanced Score Card (BSC), the strategic guidelines, the mission, the vision, and the strategic map were through revision. The new guidelines were presented at the introduction of this report, as well as the mission and the vision.

Another highlight was the extension of planning validity from five to ten years. Thus, the vision established for “Sabesp in 2018” starts to materialize in goals, works, programs, and corporate actions.

Another important initiative was the inclusion of the Company’s ethical values, an integral part of Sabesp’s Code of Ethics and Conduct, in the new strategic guidelines. The ethic values are individually specified in the Corporate Governance section.

Meaning to increase the level of commitment of the employees, the Profit Sharing Program (PPR) was integrated to strategic planning in a more comprehensive way. Such integration between planning and the Profit Sharing Program was established in many ways:

  All employees are now receiving a profit sharing, not only based on financial goals, but also based on the implementation of environmental management systems, renewal of concessions with the municipalities, and custumer-satisfaction goals,
  The employees working in areas of back-office activities2 are now having their own goals, focusing the results.

Added Value Management (GVA)

The first among all State companies in Brazil, Sabesp, in August 2008, started to implement the Added Value Management (GVA). This method shall disseminate the logic of generating value in the many levels of the Company, increasing the efficiency when applying their productive resources, however, without abdicating from its strong social commitment. The GVA is an important measure for building a modern and competitive organization, focused on the betterment of society’s life quality.

The project, valid for a total of 18 months, establishes the implementation of the methodology in two pilot units. In the provinces, the works are in the concluding phase in the

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2 Areas of back-office activities are segments of the Company that don’t directly deal with the services rendered to the customer. A few examples are legal, IT, and HR departments.

Alto Paranapanema Business Unit, with head-office in Itapetininga. In the Central Business Unit, located in the City of São Paulo, the implementation shall take place in 2009. Those units will act as models for the dissemination of the methodology GVA in other units of the Company.

In 2008, 200 employees were trained and, for 2009, it is already defined a training program for other 400.

The intention is to gradually incorporate the GVA methodology into financial management, project evaluations, and corporate goals establishment.

Integrated System of Corporate Management

To contract one Integrated System of Corporate Management represents an important measure to improve information management in Sabesp. In general terms, the system is a software platform developed to integrate the various departments of a Company, which will make possible automation and storage of all business information. With its implementation, it will be possible to reduce the quantity of systems and the limitation of data integration; and to review corporate process mapping.

However, of all strategic processes, this is the one that had less developed. The Management understood that, to avoid altering the work done, in the first place, the Company’s organizational restructuration must be completed and this is already in progress. As such restructuration is completed, the project shall be resumed.

Workforce Restructuring

The restructuration of the Sabesp’s workforce is the answer for the Company’s need of adjusting itself to the commitment to water & sewage universal service until 2018, in the 366 municipalities it operates in the State of São Paulo, and the possibility of new operational markets for the Company, such as rainwater drainage, urban cleaning and solid waste management, and power generation and energy activities markets.

The adjustment implies hiring and training employees to replace the ones that are retiring. The adjustment establishes that employees will be hired to fill the positions opened with the inauguration of new water and sewage treatment stations and to supply the demand generated by the creation of new areas. Accordingly, in 2009, Sabesp will conduct the first public contest, since 2001, to fill 1,771 positions, in the many cities of the State of São Paulo it operates.

The public contest fits into the adjustment strategy for the Company’s workforce. As a part of this adjustment, in February 2009, Sabesp signed a Conduct Adjustment Instrument (TAC) that includes the dismissal from their professional duties of all retired employees under the National Institute of Social Security (INSS), in compliance with the decision of the State Public Prosecutor's Office. To ensure the quality of the services rendered to the population, the dismissal of 2,250 retired employees will be gradually done between 2009 and 2011.

Always assuring the continuity of public service rendering, Sabesp shall start by dismissing the retired employees that are willing to immediately leave the Company and by those who has the right of a retirement supplement from the pension fund connected to the Company (Sabesprev). Furthermore, SABESP shall ensure the payment of the Company’s portion of the health plan’s monthly payment for six months after termination.

Corporate Restructuring

The Corporate Restructuring aims to increase coordination efficiency and managerial information flow. Throughout 2009, the organization chart, the business-unit model and structure, the centralization degree, and duty overlapping shall be reviewed. The project shall be concluded in 2010. The restructuring fits into the context of extending operational possibilities and the Company’s re-positioning for the new regulatory framework, is the next section’s theme.

1.5 Sabesp’s re-positioning for the new regulatory framework

The year of 2008 was distinguished by the beginning of the effective presence of Arsesp, created by way of the Complementary State Law 1025/2007. External regulation is one of the main changes introduced by the new regulatory framework of the water & sewage industry, effective since the Federal Law 11445/2007 was enacted.

The new Law brought challenges and opportunities to Sabesp. The guideline “A proactive behavior for external relations” establishes that the Company must rapidly react to the new legislation’s requirements and take advantage of the new opportunities. Among the challenges, restructuring of in-house processes, standardization of the methods used in the various areas, establishment of information flow capable of answering to regulatory requirements, and to disseminate a regulatory culture throughout the Company. Among the opportunities, the possibility of expanding its presence to other territories and enter such markets as urban rainwater drainage and management, urban cleaning and solid waste management, and power generation and energy activities markets. The following items address the new areas and initiatives that Sabesp have developed aiming to answer the recent demands.

Regulatory topics

In 2008, Sabesp structured the Area of Regulation Issues, formed by a Department and a Committee. The first challenges were already faced. Aiming to give more transparency for its relationship with its costumers, Sabesp submitted for the first time management reports of service rendering to each municipality that renewed the contracts. The report presents the comparison between annual goals and the results achieved that year, the amount invested, besides the research on costumer’s satisfaction in the municipality. Therefore, it is an important instrument for the services’ follow-up both by the municipality as by the Regulatory Agency.

In the segment of large costumers, an important challenge is the increase in the Company’s capacity of competition. Today, Sabesp faces the competition of artesian wells and the delivering of water via water trucks. In 2008, the Company started a technical discussion with the Regulatory Agency for freedom of negotiation in the segments of competition, such as Malls, industries, and hotels. The proposition is that the Regulatory Agency shall define only the maximum tariff the concessionary may apply, and the Company keeps the decision power regarding the real sale tariff. In this manner, Sabesp may adopt a more aggressive strategy to bring back customers and foster customer loyalty.

Another new task is the interaction with Arsesp to build regulatory standards. In 2008, the rules for the rendering of water & sewage services and sanctions and penalties were established. They are clear rules for costumer serving and penalties for noncompliance. Thus, the regulation tends to promote even more the quality of the services.

  Tariff s

In compliance the Basic Sanitation Law, which determines that the tariff regulation must be defined by an independent regulatory entity, in the year of 2008, the adjustments were approved by Arsesp’s Resolutions. As of September 11, 2008, the rates related to water supply and sewage services were adjusted by 5.10%, except for the Municipality of Lins that is under municipal regulation.

New business

The year of 2008 was a turning point for the diversification of the Company’s presence and for New Business. The first partnership with the private sector was formed, to operate in the Municipality of Mogi Mirim.

In August 2008, Sabesp constituted together with the companies OHL Médio Ambiente, Inima S.A.U. - Unipersonal ("Inima"), Técnicas y Gestión Medioambiental S.A.U. ("TGM"), and Estudos Técnicos e Projetos ETEP Ltda. (“ETEP”), the Sesamm – Serviços de Saneamento de Mogi Mirim S/A, engaged in the rendering of supplemental services for the implementation of sewage removal system and for the implementation and operation of the sewage treatment system in the municipality of Mogi Mirim, including solid waste disposal. In December 31, 2008, SESAMM’s capital was of R$10.6 million, divided in 10,669,549 common nominative shares, of which Sabesp owns 36% of stockholding.

Also in 2008, three new instruments of technical cooperation were signed between Sabesp and other states’ water & sewage companies: Cagepa, from Paraíba; Corsan, from Rio Grande do Sul; and Cesan, from Espirito Santo. Added to the agreement signed with Casal, from Alagoas, in 2007, it makes four cooperation agreements established by Sabesp.

The cooperation is a useful mechanism not only for exchanging experiences, but also for the creation of a propitious environment for the development of partnerships and sale of new products and services. The technical cooperation agreement with Cesan has grown into a specific contract to develop the automation project for the water producing systems in the Municipalities of Nova Venécia and Viana, by way of implementing the automation system of Água Aqualog Treatment Stations. The first phase of the project will be concluded in the first semester of 2009.

In January 2009, Sabesp dealt its first international agreement with the Instituto Costarricense de Acueductos y Alcantarillados (AyA), de Costa Rica. Next step will be to deepen the partnership through an agreement of service rendering and commercialization of technologies developed by Sabesp.

Based on those pioneering experiences was shaped the New Business Area that shall consist of a Department and an Executive Committee. In 2009, the goal is to multiply the projects, forming partnerships with other public and private companies. Sabesp shall intensify the sale of services and technologies, not only in the State of São Paulo, but also in other regions here and abroad.

R&D& I

In 2008, the Company invested R$3.5 million in R&D. Continuing the process of adjustment to the new opportunities offered by the regulatory framework, the challenge for 2009 shall be to structure the new area of Research & Development & Innovation, aiming the organization and the expansion of the efforts in technological research and innovation.

Sabesp shall update the Technological Development Policy and establish an Intellectual Propriety Policy. The strategy of appropriation of intellectual propriety rights will be the base for technological and innovative development, at Sabesp, and also for the cooperation with local and foreign partners.

Additionally, Sabesp shall sign a Cooperation Agreement with Fapesp to increase the investments made on research for the water & sewage area. The Research in Partnership for Technological Innovation (PITE) shall assure an investment of R$15 million from Sabesp and R$15 million from Fapesp during five years. With the Cooperation Agreement, Sabesp shall take a big leap forward in research, technology, and innovation, assuring medium and long term efficiency and competitiveness.

The new area shall also make an inventory of existing technologies in the Company that can be commercialized. The objective is to generate income from the knowledge that was already developed in the Company. The inventory will also be useful to make known inside the Company the expertise accumulated throughout the years, increasing operational efficiency.

Sabesp Environmental Solutions

The Sabesp Environmental Solutions program consists of a base of products and services offered to obtain customer loyalty and expand the Company’s large customer base. By way of the new services, the customers benefit from Sabesp’s expertise and technology in sustainability, environmental preservation and water resources management areas. Thus, Sabesp has been increasing its competitive capacity in the segments the most targeted by alternative water suppliers.

In 2008, two new products were incorporated to the base: Individual water meter and telemeter. The first results of Sabesp Environmental Solutions are described below.

Firm-Demand Contracts: By way of a loyalty-fostering contract with Sabesp, the companies benefit from distinctive rates and consumption-management systems, thus, cutting costs. The companies may also count on a distinctive assistance and supply assurance.

In 2008, 54 new contracts were signed, the water volume for the loyalty program corresponds to the consumption of 400,000 m³ [523,180 yd3]/month. Such volume is enough to supply a 90,000- people city. The billing connected to the loyalty-program signed contracts represents R$35 million/year referring to volume of water only, adding water and sewage volumes, the loyalty- program billing is of near R$60 million/year.

Non-Household Sewage Receiving Program (PREND) Today, one the company main concerns is the final destination for the sewage generated by the production process. To meet such need, Sabesp is prepared to accept and treat non-household sewage generated by the industries. Sabesp collected 15.3 million m³ [20,011,644 yd3] of effluents, during 2008, which corresponds to 1.3 million m³ [1,700,335 yd3]/month. This work resulted in an income of R$111 million.

Program for the Rational Use of Water (PURA): The solutions to reduce water consumption involve a number of actions, such as leak detection and repair, replacement of conventional equipment with economic equipment, studies related to the reuse of water, and educational lectures.

In 2007, a Cooperation Agreement was signed with the São Paulo City Government, involving the implementation of PURA in 2,800 buildings of the city government. In 2008, 240 municipal schools were supplied with water-saving toilet bowls and faucets, made of a more durable material, appropriated for intensive public use. Additionally, a search for leak detection was conducted in the outdoor area of the schools, 500,000 brochures were handed out to the students; and a course on environmental education was offered to 1,500 education workers, in charge of consumption management. In 2009, 260 schools were adapted. The Government of the State of São Paulo has also joined the PURA. By the end of 2008, 350 state schools executed a contract with Sabesp to join the program.

Reclaimed Water: Reclaimed water is produced in the Sewage Treatment Stations and may be used for cooling equipment, in industrial processes, by the city government and other entities that use water for non-potable purposes. The use of reclaimed water helps the extension of water offer for public supply and preserves the environment. Sabesp’s reclaimed-water-production process is certified by ISO 9001:2000 quality management system in conformity with strict quality standards.

Entrepreneur’s manual: The objective of the material is guide entrepreneurs, designers, and constructors of the State of São Paulo through the criteria adopted by Sabesp for the correct connection between building development and water and sewage public systems.

Individual water meter: In 2008, Sabesp launched a technology that allows to separately measuring the individual consumption of each unit of a residential apartment building or condominium. Named “individual water meter,” the new technology meets an old request of many condominium and may become an important economic incentive to the rational use of water.

The model adopted by Sabesp was developed by a partnership with the Centro de Desenvolvimento e Documentação da Habitação e Infra-Estrutura Urbana [urban-infrastructure and housing documentation and development center] connected to the Escola Politécnica da Universidade de São Paulo. Out of this union came the “ProAcqua” program, responsible for qualifying and certificate professionals and companies for the individual water meter service.

With the ProAcqua seal certificating companies, the condominium complexes may pick in the market a contractor to adapt the building facilities to individual water measuring. In this manner, there is competition between contractors, resulting in more attractive final prices.

Telemeter: This service allows tracking the consumption registered in the water meter, in real time, via internet. Consumption history is presented to the costumer in graphics according to the period requested. Besides that, the system provides sends warnings on leakage and consumption peaks, via e-mail and messages on the cell phone. Real time consumption management results in faster decisions, increasing the logistic efficiency of the answers, while reduces water waste.

It began as a pilot-project, in May 2007, and, today, 2,021 tracking points are installed in costumers’ facilities, 120 in large costumers, and 1,901 in buildings of the São Paulo City Government, by way of Cooperation Agreements executed between the entit ies. Internally the system is also used for the management of operational equipment, 40 devices are installed.

1.6 Corporate Governance

The guideline “A proactive behavior for external relations” also establishes the expansion of the Corporate Governance, which must means a constant challenge for a Company that was the first state-owned company in Brazil to undertake, in April 2002, the BM&FBovespa’s Novo Mercado and simultaneously the Company's shares were listed in the New York Stock Exchange (NYSE).

New by-laws

In 2008, Sabesp went through an extensive amendment to the by-laws, adapting and including changes that only strengthen its commitment to the good governance. The main objectives of the amendment to the by-laws were:

  Adjustment to the legislative changes promoted in the law that created the Company that gave Sabesp the corporate flexibility necessary to create subsidiaries and to participate of other companies, as well as extended its operational scope to new sectors such as power generation and energy activities, rainwater drainage and management, and urban cleaning and solid waste management, ;
  To facilitate shareholders participation at General Meetings;
  Extension of competences and strengthen of the Board of Directors;
  Use of available multimedia technologies, allowing teleconferences legally effective and valid as on-site meetings;
  Establishment of a solid defense mechanism for the Company’s administrators and employees, offering them legal support, in the case of questioning acts performed in the Company’s interest, including by way of possible hiring external lawyers for one’s defense.

Governance structure

Shareholders’ Meeting: The ultimate decision instance, it deliberates on the allocation of the net income; elects the members of the board of directors and fiscal council; and, pursuant to the Company’s bylaws, may appoint the members of the Audit Committee, besides establishing the compensation of the members of the board of directors, fiscal council and the executive officers.

Board of Directors: It consists currently of eleven members commissioned for two years, may be reelected. The position of chairman of the board and the chief executive officer are filled by two different people. Among the directors, three members are independent in accordance with the Novo Mercado Listing Rules, of which one is elected by the minority shareholders.

The Company’s bylaws provides for the participation of one director representative of the employees in the board of directors, with a term of office similar to the other directors.

Audit Committee: The Board of Directors is supported by an Audit Committee, consisting of three independent directors, of which one is specialized in finance and is the Committee’s coordinator. The duties and method of operation of this Committee are defined in its charter that may be consulted on the Company’s website.

Fiscal Council: The fiscal council is established on permanent basis since the Company’s incorporation and currently consists of five active members and the respective alternates, of which one is the representative of minority shareholders.

Board of Executive Officers: It consists of six members commissioned for two years, may be reelected. The Directors are elected by the board of directors, of which one member is appointed as the President.

Internal Audit: The Internal Audit department is an independent body, which purpose is to evaluate the integrity, adequacy, effectiveness, efficiency and productivity of the information technology and in-house control processes and systems. The Internal Audit department has access to all documents, physical and logical records, system, facilities and individuals involved in the Company’s activities under inspection for the proper fulfillment of its duties. The activities of the Internal Audit department are supervised by the Audit Committee.

External Audit: The Company abides by the principles that maintain the independence of the external auditor: not to audit its own work, not to exercise management duties and not to defend his/her client. Deloitte Touche Tohmatsu Auditores Independentes exercised the role of the Company’s independent auditor for the period ended March 31, 2008. PricewaterhouseCoopers exercised the role of the Company’s independent auditor for the period ended December, 2008. Both Deloitte Touche Tohmatsu Auditores Independentes as PricewaterhouseCoopers did not provide services not related to the Company’s external audit during the year 2008.

Management Compensation: According to the Brazilian corporate law, the compensation paid to the members of the board of directors, to the members of the fiscal council, and to the executive officers is defined as a whole, by the shareholders’ General Meeting. The compensation of the members of the board of directors and of the executive officers, in 2008, including the benefits, amounted to R$2.4 million. Additionally, the amount of R$0.9 million was paid as bonus.

Code of Ethics and Conduct

For Sabesp, the Code of Ethics and Conduct, built within a comprehensive and participative process, resumes the set of norms and principles observed throughout its existence, and defines how the Company establishes a relationship with its many publics of interest: Managers, employees, customers, suppliers, shareholders, community and society in general.

In 2008, Sabesp’s Ethical Values were incorporated to the Strategic Planning. They are

  Respect towards the society and the customer;
  Respect towards the environment;
  Respect towards the people;
  Integrity;

  Competence; and
  Citizenship.

In 2008, the Committee for Ethics and Conduct set many propositions to settle accusations and violations to the Code, mainly the propagation among the managers of the moral harassment concept by way of distribution of books on the theme; communications regarding the use of the Company’s vehicles; the review of the Corporate Procedures of Hazardous Duty and Health Hazard; the Corporate Procedure of Behavior Rules regarding Gifts and Bonus; and finally, to increase the use of e-procurement.

Whistle Blower

Sabesp offers an internal whistle blowing channel and a Corporate Procedure for Investigation of Responsibilities, as well as may receive external information on possible irregularities via Ombudsman and Customer Service, to ensure the compliance with the Code of Ethics and Conduct. The internal whistle-blowing channel is also prepared to receive anonymous reports on irregularities The results of the investigations will be presented to the Audit Committee, besides being reported to the Committee for Ethics and Conduct, when the information is related to behavior issues.

In 2008, 232 whistle-blowing cases were registered, of which 31% are concluded and 69% is under analysis.

Internal Control and Risk Management

In 2008, Sabesp continued testing internal controls to maintain the certification regarding the US Law Sarbanes-Oxley (Sox), since 2006. The evaluation results indicate improvement of the controls connected to financial risks and rationalization of the processes.

To improve organizational instruments and operational processes, the year of 2008 was underlined by the continuity of performance-indicator monitoring, focusing on the identification of critical points that need presence to maintain and expand incomes, reduce expenses and optimize the management of administrative, operational, and work processes.

The Company’s managers presented Action Plans to improve internal controls that were reported to the Audit Committee and to the Executive Officers.

It was also consolidated the implementation of risk management, within the corporate scope, by means of identification and evaluation of strategic risks and the main business processes of Sabesp. The project also includes the evaluation of Fundação Sabesprev’s strategic risks.

Arbitration Clause

Pursuant to the Novo Mercado Listing Rules, the Arbitration Clause is binding upon the Company, whereby the BM&FBovespa, the Company and its shareholders, administrators and members of the Fiscal Council agreed to resolve, upon arbitration, any and all dispute or claim arising out among each other, whether related to or arising out of, in particular, the enforcement, validity, effectiveness, construction, violation and effects of the provisions set forth in the Brazilian Corporate Law, the Company’s bylaws, the rules issued by the National Monetary Council, the Central Bank of Brazil and the Brazilian Securities and Exchange Commission, as well as the other rules applicable to the operation of capital markets in general, in addition to those contained in Novo Mercado Listing Rules, the Novo Mercado Participation Agreement and the Arbitration Rules of the Arbitration Chamber of the Market, that shall be conduct at the Arbitration Chamber of the Market instituted by BM&FBovespa, in compliance to the rules of the above mentioned Chamber, limited to the exception applicable to the unavailable rights.

1.7 Economic and Financial Performance

The annual net income of the year was of R$1,008.1 million, slightly below the R$1,055.3 million registered in 2007. This reduction was specially affected by the effect of the real’s devaluation, regarding the US dollar, on foreign currency loans. The settlement of outstanding financial issues with the Government of the State of São Paulo helped to smooth out the currency impact. This result strengthens the Company’s economic-financial fundaments, aligned with the strategic guideline "Growth with Sustainability.”

Table 8 - Net Income

The effects of the crises

The effects on Sabesp of the macroeconomic environment deterioration tend to be smoothed out for two reasons. First, the Company has a stable income, of low GDP-elasticity. Second, as a mixed-capital Company, Sabesp access both to public financings, of attractive low rates and longer terms, as well as local and international capital markets. Those factors contribute to maintain its economic-financial solidity and to preserve the Company’s multiyear capital expenditure plan.

Operating Revenues

The gross operating revenue reached R$6.8 billion, corresponding to a 6.1% increase, compared to the previous year, as a result of tariff adjustments and the billed volume growth, 1.8% for water and 2.4% for sewage. The part of sewage services in gross revenue went from 41.5%, in 2003, to 43.1%, in 2008, a result of the expansion of this service. Such increase is bound to be a tendency during the following years, as a consequence of investments made in sewage collection and treatment infrastructure.

Table 9 - Gross revenue per segment

Water and sewage volumes are presented below:

Table 10 – WATER AND SEWAGE BILLED VOLUME per usage customer category – million m3³

		Water			Sewage	Water + Sewage
	2007	2008	%	2007	2008	%	2007	2008	%
Residential	1,338.8	1,358.7	1.5	1065.1	1,088.8	2.2	2,403.9	2,447.5	1.8
Commercial	151.2	154.0	1.9	138.4	141.8	2.5	289.6	295.8	2.1
Industrial	35.3	35.7	1.1	33.3	33.9	1.8	68.6	69.6	1.5
Public	47.4	47.1	(0.6)	37.8	38.0	0.5	85.2	85.1	(0.1)
Total retail	1,572.7	1,595.5	1.4	1,274.6	1,302.5	2.2	2,847.3	2,898.0	1.8
Wholesale	274.3	284.5	3.7	24.9	27.9	12.0	299.2	312.4	4.4
Reclaimed Water	-	0.2	-	-		-	-	0.2	-
Total	1,847.0	1,880.2	1.8	1,299.5	1,330.4	2.4	3,146.5	3,210.6	2.0

(1) Not audited

Table 11 - WATER AND SEWAGE BILLED VOLUME per region – million m3³

		Water			Sewage		Water + Sewage
	2007	2008	%	2007	2008	%	2007	2008	%
Metropolitan	1,046.8	1,065.9	1.8	866	887.3	2.5	1,912.8	1,953.2	2.1
Regional Systems (2)	525.9	529.6	0.7	408.6	415.2	1.6	934.5	944.8	1.1
Total retail	1,572.7	1,595.5	1.4	1,274.6	1,302.5	2.2	2,847.3	2,898.0	1.8
Wholesale	274.3	284.5	3.7	24.9	27.9	12.0	299.2	312.4	4.4
Reclaimed Water	-	0.2	-	-	-	-	-	0.2	-
Total	1,847.0	1,880.2	1.8	1,299.5	1,330.4	2.4	3,146.5	3,210.6	2.0

(1) Not audited
(2) Comprised by coastal and countryside regions.

Net operating revenue reached R$6.4 billion, a 6.4% increase compared to 2007.

Table 12 - Net revenue

Following the guideline “Growth with Sustainability,” the Company defined action targeting revenue growth, highlighting the following:

  Sell products and services for larger costumers, specially with the Sabesp Environmental Solutions Base, presented in the section “Sabesp’s re-positioning for the new regulatory framework”;
  Intensify actions towards default decrease;
  Accelerate the sale of non-operational real estate; and
  Intensify the negotiations with the wholesale municipalities.

Operating costs and expenses

Operating costs and expenses increased in 6.2% . Their part in net revenue remained stable, 65.0% .

The economic crisis has also motivated many expense-containment actions, such as:

  Withheld of R$91 million, in 2008;
  Suspension of not imperative renewals and works; and
  Holding 2009 budgeted expenses on 2008 level.

Additionally, other measures to reduce expenses were maintained, such as:

  Adjust the workforce that will take place in the 2009-2011 period;
  Reduce expenses with vehicles: 24.9% of owned vehicles were substituted by rented vehicles. In the 2008 period, that represented a R$2 million saving;

  Intensify bidding competition by extending the use of e-procurement; and
  Continue the energy efficiency program.

Regarding the energy efficiency program, Sabesp has been developing many actions aiming to reduce operational energy costs, underlining:

  Review of electrical-energy-supply contracts, adjusting them to consumption characteristics. In 2008, saving was of R$2.3 million;
  Migration of 11 consuming units from Regulated Contracting Environment to Free Contracting Environment, in 2004 and 2005, and the savings were:

Table 13 – Savings in expenses with electric energy due to migration				R$ millions non adjusted

2004	2005	2006	2007	2008	Accumulated
8.8	25.1	35.1	40.1	15.7	124.8

Operating Income

The income as measured by EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) was of R$2.8 billion, in 2008, a growth of 5.2% over 2007. The EBITDA margin closed fiscal year on 44.7% .

Table 14 - EBITDA

Indebtedness Analysis

The net debt closed the fiscal year of 2008 in R$6,243.1 million, an increase of 19.6%, when compared to the R$5,220.2 million registered in 2007. By the end of 2008, the indebtedness tied to foreign currency corresponded to 33.2%, when compared to the 21.8% of 2007.

Due to the need of debt refinancing and the larger volume of investments realized in 2008, Sabesp contracted new debts of R$1,049.9 million. Considering that, during the same period the Company paid off the total amount of R$ 629.5 million of debts, the net balance was of R$420.4 million of total indebtedness. Financial leverage measured by the indicator Net Debt/EBITDA went from 1.9 x, in 2007, to 2.1 x, in 2008.

Sources of Funds

Sabesp has been negotiating and already raised the following loans and financing in connection with the Company’s programs to make the Capital Expenditure Plan feasible:

Inter-American Development Bank (IADB)

In July 2008, the contract signed in 2000 with the IADB, of US$200 million to finance the 2nd phase of Tietê Project concluded. The contract concluded with 100% of the disbursement paid-up, and the contractual goals and objectives were fulfilled.

The Company is negotiating with IADB a US$600 million financing for the 3rd phase of the project. Sabesp’s match will correspond to US$200 million; the total amount invested will be of US$800 million. The financing contracting is expected to take place in the 2nd semester of 2009.

International Bank for Reconstruction and Development Bank (IBRD)

Sabesp is negotiating with IBRD a financing for the Mananciais Program that integrates the Vida Nova Program. The Mananciais Program counts on the participation of the State and of many municipalities, besides Sabesp, and the State Secretariat for Sanitation and Energy will be the general coordinator.

The Program’s total amount is of approximately US$281.8 million and Sabesp will have the major share, U$125 million, out of which, US$100 million correspond to financed resources and US$25 million to match. The financing contracting is expected to take place in the 1st semester of 2009.

Japan International Cooperation Agency - JICA3

In 2004, a financing contract of ¥21,320 million was signed with the Japan Bank for International Cooperation (JBIC) for the execution of the Onda Limpa Program. Until December 2008, approximately 71% of the total amount was disbursed.

Sabesp is negotiating with JICA new financings for three programs, as follows:

  Complementary financing, for the Onda Limpa Program: The External Financing Commission (Cofiex) authorized the Company to negotiate with JICA a financing of up to US$381.1 million and US$33.1 million as match, summing up US$414.2 million.
  Pro-Billings Program: The program will be carried out in the Billings Reservoir, in São Bernardo do Campo. The estimated amount for the Program is of US$123 million, the financing will be of US$61.5 million and the match US$61.5 million. The financing contracting is expected to take place until the end of 2009.

____________________
3 In October 1, 2008 the Japan International Cooperation Agency (JICA) incorporated the loan operations AOD (Official Assistance for the Development) of the Japan Bank for International Cooperation (JBIC)

  Water Loss Reduction Program: The financing for the 2nd phase is being negotiated with JICA. The estimated amount for this phase is of US$565 million, the financing will be of US$480 million and the match US$85 million.

Caixa Econômica Federal - CEF

Sabesp has celebrated contracts with CEF, in the 2003-2008 period, that correspond to investments of approximately R$2.1 billion, out of which R$1.8 billion is financed. In 2008, were signed contracts investing approximately R$948 million, out of which R$792 million are financed.

National Bank for Economic and Social Development (BNDES)

Nowadays, Sabesp has two contracts with the BNDES, a total investment amount of R$325 million, out of which R$304 million are financed. The first contract, signed in November 2007 of R$130 million, is part of the Company’s match for the Onda Limpa Program. The second, signed in May 2008, concerns projects that will be carried out in municipalities of the São Paulo Metropolitan Region, in the scope of the 3rd phase of Tietê Project. The investment expected is of approximately R$195 million, out of which R$174 million will be financed.

In July 2008, was concluded the contract signed in 2002 with BNDES, in the amount of R$240 million, to finance part of the Sabesp’s match, in the 2nd phase of the Tietê Project. The contract terminated, 100% of the disbursement was paid-up, and the contractual goals and objectives were fulfilled.

Loans

In May 2008, a loan contract called “AB LOAN” of US$250 million was signed with the IADB and private banks, and the total disbursement took place in June 2008. The funds arising from this issuance were used to refinance debts falling due and for carry out of part of the company’s investment plan, more specifically to conclude the additional construction work of the Tietê Project – Phase II and to accelerate the beginning of the construction work of Phase III.

In June 2008, the Company settled the balance of US$98 million of Eurobonds 2008.

The Company, in October 2008, filed the 2nd Program of Distribution of Securities, of up to R$3 billion, at the Brazilian Securities Commission (CVM). In the scope of the program, still in October, the Company registered the 9th issue of simple, non-convertible debentures in the total amount of R$220 million.

Capital Market

In a year of a great fall for the share value, Sabesp’s accrued a lower loss than Ibovespa index. Its share closed the year quoted at R$27.76, a 33% devaluation, in regard to the end of 2007, while the São Paulo Stock Exchange had a registered 41% fall, for the same period.

The Company’s market value in the end of 2008 was of R$6.3 billion, or 60% of the Recorded Net Equity.

Even with the considerable fall in the value of the shares, the financial volume of the movement of the Company’s shares - R$3.2 billion was reduced by only 14%, when comparing to 2007, a consequence of the high liquidity of Sabesp’s shares that assured their presence in 100% of the trading sessions, with an average of 843 dealings per day, and a performance 43% higher than 2007.

Following the down tendency of the international market in 2008, the quotation of the Company’s American Depositay Receipts (ADR) had 48% devaluation, closing the year at U$24.21. The number of shares traded in the New York Stock Exchange increased by 29% and the number of outstanding shares increased 14% as compared to 2007. With that, the amount of outstanding ADRs at NYSE was larger than the amount of outstanding shares at BM&FBovespa. The financial amount traded at NYSE, in 2008, was of US$3.8 billion (R$8.9 billion), a 13% growth.

Table 15 - Ownership structure in 12/31/2008

Sabesp’s shares are traded at the São Paulo Stock Exchange under ticker symbol SBSP3 and at NYSE under ticker symbol SBS and are still integrating the main indexes of the BM&FBovespa and, for two consecutive years, they are part of ISE's hypothetical portfolio.

Dividends

In 2008, Sabesp paid a R$300.7 million dividend related to interest on own capital, a 28.5% of 2007 net income, R$1.32 per common share. Regarding the year of 2008, the Board of Directors has approved the payment of Interest on own capital of the amount of R$296.2 million, a R$1.30 per common share, to be paid up to sixty days after the Annual General Meeting, when 2008 accountability shall be approved.

Rating

According to Standard & Poor´s, Sabesp’s credit rating is “BB” in the global scale and for foreign currency issues. In national scale, for in progress issues and for the Company, the rating is “brA+” In September 2008, Standard & Poor´s affirmed the Company's ratings due to "the continuous improvement in its financial performance and progresses with pending service contract with the municipalities of the State of São Paulo” and altered the ratings perspective that moved from stable to positive.

For Fitch Ratings Brasil’s evaluations, the Company’s credit risk rating is “BB” for foreign currency issues and “A+(bra)”, for local currency issues. For Sabesp, Fitch doesn’t assign credit rating for global and national scales.

Table 16 – Risk Rating

Rating	Standard & Poor´s	Fitch Ratings
Global scale	BB-	BB
Foreign currency issue	BB-	BB
National scale	brA+	A+(bra)
National issue	brA+	A+(bra)
Perspective	Positive	Positive

2. Environmental Management

The guideline “Environmental Solutions” establishes that Sabesp must incorporate in its presence dynamics the implementation of policies directed to environmental sustainability, the strengthen of the commitment to the environment before the society.

In this respect, in 2008, Sabesp operated in many fronts to improve environmental management, searching for the universal service of water & sewage services. In line with the sustainability context, economic and financial results were combined with environmental preservation and social development, in an integrated way, in a synergy.

Environmental Policy

After the public hearings, in January 2008, a new Environmental Policy was approved, establishing guidelines for the Company’s environmental management, giving new directions for the Company and orientating its actions so to go beyond the adequate and efficient service for the municipalities and to find the solution for environmental liabilities, acting in a way of contributing for the sustainable development and environmental excellence. The new guidelines take into consideration the environment on a systemic manner, allowing integrated planning and sustainability of the processes, at economic, environmental and social levels, and the sustainable use of natural resources.

Environmental Management Network

Sabesp continued, in 2008, the task of strengthening the Environmental Management Department, established in 2007. Throughout the year, 20 “Environmental Management Nucleus” (NGAs) were implemented, servicing all Business Units and some support departments, to establish an integrated presence and administrate the specific environmental demands of each region. The NGAs are still the disseminators of the corporate programs and act as a link in the information flow between operational units and corporate area.

ISO 14001 Certification

To obtain the ISO 14001 Certification is one of the Company’s strategic goals, aiming the certification for 10% of the operational units by the end of 2010, that will constitute the 1st phase of the program. This percentage rate corresponds to 65 Water Treatment Plants (ETAs) or Sewage Treatment Stations (ETEs). Sabesp currently owns four certified Sewage Treatment Plants, located in the São Paulo Metropolitan Region (City of Salesópolis - head office and Remédios –, Arujá and Biritiba Mirim), that act as pilot project.

Environmental Compliance Management

Environmental Compliance Management relates to program structuring and implementing to find the solution for environmental liabilities, directed to follow the Behavior Adjustment Instrument (TAC) and Judicial Agreements and for the regularization and maintenance of environmental permits and concessions for the right of use water resources in its operational park.

The Company acts in a proactive and preventive way, establishing commitments and formalizing Behavior Adjustment Instruments with the enforcing authorities and the Public Prosecutor's Office, taking into consideration in the budget planning the resources allocated to that end.

Together with the legal department, the approach and the support to legal and judicial activities are being standardized in an efficient, effective, and corporate manner. This work includes the qualification of internal technical assistants and experts.

Given the need of periodical renewal of licenses and concessions, Sabesp is improving its management instruments to track its activities and facilities. In new outfits, the analysis of environmental compliance and feasibility is present in creational, implemental, and operational stages.

Participation in Water Resources Boards

The Hydrographic Basin Committee are decentralized entities organized by hydrographic basin, composed by govern, users, and civil society representatives, direct or indirectly involved in the participative management of water resources.

Sabesp represents the segment “State” in all 21 state committees, and in the two federal committee that are present in the State. The Company is also presents in the Technical Chambers of the Federal and State Councils for Water Resources.

To ensure an active and qualified participation of those representatives, corporate guidelines were established for an institutional representation with the National and State Water Resources Management Systems. The process includes the exchange of experiences among the Company’s representatives and the dissemination of knowledge of the area in discussion.

Environmental Education

Throughout 2008, Sabesp continued the structuring process of the Sabesp Environmental Education Program (PEA Sabesp), consonant with the strategic guidelines and with the Company’s Environmental Policy. There was also an alignment of the program with the principles of international conferences for Environmental Education, as well as with environmental legislation and the guidelines for National and State policies for Environmental Education. At the same time, in 2008, the on-site training of 900 employees and 100 training facilitators took place.

The Environmental Education projects designed to the community disclose concepts, on fun and interactive manner, by means of theater plays, dance, music, mimics, drawing workshops and books. These projects are mainly targeted at children, students of public and private schools, teachers and low-income communities. Among the projects, the highlights: Sabesp nas Escolas [Sabesp at School], Clubinho [Kid Club] Sabesp, Sabesp Ensina [Teaches], Educando para a Cidadania [Educating towards Citizenship], Supervised visits to the Operational Facilities, Programa de Uso Racional da Água [Program for the Rational Use of Water] (PURA), and Água na Escola [Water at School] Program.

Carbon Emission Management

In 2008, Sabesp made the first inventory of greenhouse gas emissions (GEE). The result was 1,719,158.89 tons of CO2e (dioxide of carbon equivalent), year-base 2007. The Company’s main source of direct emissions is the sewage collect and treatment process, responsible for 93.23% . Right after, the indirect emissions that result from the electric energy consumption, with 3.66% . The inventory scope and the total of GEE emissions are presented in the following table.

Table 17 – Total of direct and indirect greenhouse gas emissions per weight

Type of emissions		ACTIVITY	TONS OF CO2e
Direct	Escope 1	Sewage treatment (treated and not treated)	1,590,268.42
		Vehicles owned	22,105.79
		Nautical fleet	4.36
		Generators and other Equipment	23,221.98

Indirect	Escope 2	Electric Energy	62,927.61

	Escope 3	Outsourced vehicles	20,365.19
		Air transportation	265.54

TOTAL			1,719,158.89

To complement, Sabesp carried out feasibility studies of projects to reduce emissions in sewage treatment processes and for a more efficient use of electric energy. The following opportunities for a future reduction of GEE emissions by the Company were identified:

  The implementation of the Corporate Program for Water Loss Reduction Program;
  The use of biogas burners (closed models) more efficient than the existing equipment in major sewage treatment stations;
  The use of biogas in small thermoelectric plants (PCTs) at the ETEs;
  To cover the sewage stabilization ponds, to capture and destroy the methane, or the biogas conversion into energy.

Sabesp also develops reforestation projects for the recovery of gallery forests and water source protection areas, which have the potential to compensate for part of the Company’s GEE emissions.

Another important initiative of the company was to participate of the 6th edition of the “Carbon Disclosure Project” (CDP), thus making possible, for the third consecutive year and for the interesting public, the access to the information on the development of such theme at Sabesp.

Good Environmental Practices

Planting Program and Seedling Nursery

Sabesp maintains the plant nurseries of Jaguari (Vargem), Morro Grande (Cotia), and Jales, which total production capacity is of approximately 300,000 plants per year. The majority of the plants is used in the planting of permanent conservation areas (APP) surrounding the water reservoirs and recovery of gallery forests. In 2008, in Jaguari plant nurseries’ greenhouse was installed a structure with the initial capacity of producing 50,000 plants/per month, in small tubes, a contribution to increase productivity.

Forest Recovery

Verde Vida Program

The project aims to recover the gallery forest along Canoas river, in the municipality of Franca, and around the Paraíba do Sul river, in the municipalities of São José dos Campos Pindamonhangaba, Roseira, São Luiz do Paraitinga, Canas, and Arapeí.

Those programs were carried out together with the local community and organizations of the civil society. In 2008, 1,600 seedlings were planted in Franca and 35,870 in the Paraíba Valley. The total planted since 2001 surpass the 154,000 seedlings. The program shall continue during 2009.

Morro Grande Forest Reserve

The Morro Grande Forest Reserve, owned by Sabesp, is located in the municipality of Cotia, has 109.5 km² (10.950 hectares) [4,228 mi2], out of which 2.6% correspond to ETA Morro Grande, operated by Sabesp.

The reserve was created by the State Law N. 1949/1979, to specifically preserve flora and fauna and protect the water sources.

The whole area is covered by primary and secondary forests that belong to the Atlantic Forest. The protected corresponds to the Cotia river headsprings and, since 1916, forms the Alto Cotia system constituted by Pedro Beicht and Cachoeira da Graça dams that serves a population of 350,000 people.

The reserve is in the main areas for the conservation, sustainable use, and distribution of the benefits of Brazilian biodiversity. It is inserted in the Biosphere of the Green Belt of the City of São Paulo reserve, which integrates the World Network of Biosphere reserves, of Unesco’s Program “Man and Biosphere” (MAB), instituted in June 1994.

Biosolids

The Biosolids Project aims at developing proper treatment for the sludge deriving from sewage treatment plants so to transform it into fertilizer and soil conditioner for agricultural use. Upon the adoption of this measure, Sabesp avoids the disposal of sludge in landfills, which are increasingly restricted and incur high operating costs, and transforms the main residue of its operations into a useful product.

During 2008, 10,704 m3 [14,000 yd3] of biosolid were used in agriculture, in the Franca region. In the same year, Sabesfértil was launched, in São José dos Campos, generated in the compost plant of the ETE Lavapés.

Sabesp 3Rs Program

The selective collection was expanded at Sabesp with the beginning of the Sabesp 3Rs Program in Costa Carvalho and Sumidouro (Pinheiros/SP) Administrative Complexes, in April 2008. Thus, the program involved the Company’s three major administrative complexes, where approximately 4,000 people work, including service workers. To implement this program, the following activities were carried out:

  Installation of an infrastructure for selective disposal;
  Visual communication plan;
  Installation of a compost patio;
  Creation of stand for recycling material and used cooking oil brought by the employees;
  Installation of a recyclable items storage central point;
  Educational meetings gathering over 700 people, among employees, outsources, interns, and apprentices.

Because of those initiatives, it was possible to achieve an average daily reduction of approximately 1 m³ [1.3 yd3]/day in the amount of the waste brought to the landfill.

At the same time, it was started the revitalization of the program in the Ponte Pequena Administrative Complex and a corporate procedure was formulated containing the guidelines for the implementation of the Sabesp 3Rs Program in all administrative units of the company.

Abraço Verde [Green Hug]

A project that aims to plant trees around Sabesp‘s 4,000 facilities, in the whole operational area. The first planting of trees took place in the Ponte Pequena Administrative Complex, on Tree Day, with the presence of authorities, NGOs, and the population of the Comunidade do Gato. The protection used was manufactures in “plastic wood”, at the beneficent entity Fazenda Esperança.

Recycled Paper

Sabesp uses approximately 2.4 million recycled paper sheets per month (approximately 12 t paper/month), which results in the preservation of 288 trees. The paper is used to print mail related to administrative activities and monthly water and/or sewage services bills. The Company is gradually replacing the A4 white paper with recycled paper to print internal communications, notices, official letters, and personal cards.

Integration Park

The construction of the Integration Park is taking place in the land parcel over Claro River water pipeline. The Park is being built to provide the population residing between the districts of Sapopemba and São Mateus with better life conditions. The population took part in the conception of the equipment to bring leisure for all age groups. Sport facilities, skate tracks, boccia courts, and tables for games were built.

After its conclusion, several streets will be interconnected, between the neighborhoods Jardim Redenção - Sapopemba and Jardim Vera Cruz – São Mateus, thereby facilitating the day–to-day activities of the region residents, who may use the infrastructure offered by the park to walk to the work place.

Aiming the preservation of the chosen area, the Integration Park shall encourage the community to participate of the development of socio-environmental projects, to use the infrastructure, and to add value to this integration, assuring the social and physical sustainability of the Rio Claro pumping station.

Partnerships

Besides the corporate environmental management actions, in 2008, were launched projects in the benefit of the environment, involving the participation of the society and partnerships with NGOs. The most relevant initiatives are highlighted:

  PROL - Recycling Frying Oil Program
  Sustainable Planet
  “One Million Trees in the Cantareira” Program
  Keeping an Eye in the Atlantic Forest
  Sustainability Hearings

3. Social responsibility

This chapter deals with Sabesp’s relationship with different stakeholders: customers, municipalities, control and regulatory agents, shareholders, financing agents, suppliers, society, employees and other agents, as set forth by the guideline “Proactivity in ex ternal relationships”.

In 2008, important improvements in the social responsibility field had direct impact on the employee management and relationship with stakeholders. Sabesp believes in the strength of partnerships for sustainable development and quality of life improvement. Always considering its utmost commitment to the social and environmental responsibility and seeking to conform its activities to the ten principles set forth in the United Nations Global Compact and to the eight items of the Millennium Development Goals (MDG), the Company’s actions are based on ethical management and sustainability.

Human capital indicators

In 2008, Sabesp had 16,649 employees hired under the Brazilian Labor Code and 328trainees. In addition, Sabesp provides opportunity for 539 apprentices to work in the Company, generating education and providing professional training. This contributes to the social development, qualification and insertion of the individual in the formal labor market. Sabesp also does not subcontract workers but contracts services as needed. The Company’s staff is comprised of 81.5% male and 18.5% female employees, with an average period of 18 years working in the Company. There is a concentration of 70% of the employees aged more than 40 years old. As regards education level, 23.6% of the employees have elementary school degree, 44.4% of the employees have high school degree and 32% of the employees have college degree. The distribution of the employees by race is 14,111 white, 2,250 multi-racial / black, 264 yellow, 1 indigenous and 23 non-declared. Sabesp complies with Decree 3298/1999, which requires the allocation of 5% of the positions offered through public selection process to physically-disabled individuals.

Table 18 - Employees by category

Category	2007	2008
Managers	578	585
College Graduates	2,899	2,854
Adm./Technical	6,911	6,823
Operational	6,462	6,387
Total	16,850	16,649
Trainees	337	328
Apprentices	528	539
Total	17,715	17,516

Table 19 - Total turnover of employees, by gender,age and region – 2008

Turnover	%
Gender
Female	1.0
Male	1.3

Age
From 20 to 40 years old	1.5
From 41 to 55 years old	0.9
More than 55 years old	2.1

Region
São Paulo Metropolitan Region	1.3
Countryside and coastal areas	1.1

Total	1.3

Customer relationship

The appreciation of customers is part of the guideline “Proactivity in external relationships”. Accordingly, Sabesp has been committed to improving customer services, and reviewing business standards, in compliance with the best practices in consumer defense. This commitment is reflected in the inclusion of a customer satisfaction rate in the group of goals that governs the profit sharing paid to employees.

The Company also conducts satisfaction surveys since 2005 to monitor the satisfaction level evolution, allowing the Company to detect and act on strengths, weaknesses and improvement opportunities. The results are included in the Company’s Strategic and Operational Planning, which enables the identification and performance of adjustments to align the business focus to the customers’ opinion. In 2008, products and commercial and operational services were classified based on the customers' opinion, as follows: Water: 58%, Sewage: 26% and customer service 15%. The results in terms of final satisfaction with products and services were: Water: 81%, Sewage: 67 % and customer service: 78%. On a consolidated basis, Sabesp presents an 80% overall satisfaction rate.

Ombudsman Office: Consumer Service and Mediation

The Ombudsman Office is a qualified, second-level escalation consumer service channel for the mediation of conflicts between the Company and its customers. In 2008, 74,065 customers were served and 25,891 complaints were registered.

The Ombudsman Office, in partnership with the Judiciary Branch, is developing the JEC/Digital (a digital special court), which offers a differentiated customer service in the Extraordinary Civil Courts system by seeking amicable resolutions for the customers’ complaints, thereby avoiding the customers to file a lawsuit. In 2008, the JEC/Digital served 734 customers, with 719 hearings scheduled up to December 2008 and a percentage rate of 66% of agreements in the negotiation stage. Other Company’s partnership is the one with the Consumer Service Department (Procon). In 2008, the Company received 1,197 CIPs (Preliminary Information letters) from the Procon located in the State capital and 899 from a number of Procon located in the municipalities, resulting in 2,0966 customers served in the preliminary stages of analysis.

Relationship with Investors

In order to maintain the shareholders and investors always informed about its operations, strategies and results, in 2008, Sabesp intensified its relationship with these stakeholders.

In addition to the public meeting and traditional earnings release, the Company increased its exposure in meetings for institutional investors, and for the first time took part in events focused on individual investors. The Company held 16 meetings/road shows in Brazil and abroad (São Paulo, Mexico, United States, England, Japan and Singapore).

For purposes of ensuring more transparency and facilitating the access to information about the Company, Sabesp extended the information availability at the website for relationship with investors and used mailing lists as a communication tool.

Relationship with Suppliers

The regulation governing the water & sewage industry places the Company in an environment in which commercial practices should take into consideration the provisions set forth in the competition defense legislation, in particular Law 8884/1994. Sabesp widely disclosed its procurement plan to the market in order to encourage suppliers’ competition. The Company prepared its “Competition Guidelines for Public Procurement Processes”, which establishes the general guidelines to expand the portfolio of suppliers and encourage competition. Furthermore, the Company addresses the authorizations in public biddings and the potential imposition of barriers to the entry of competitors in the market. Another initiative adopted by Sabesp was the execution of the technical cooperation agreement with the competition defense agencies: The agreement provides for the exchange of information, technical support and preparation of analysis and studies in connection with the competition and economic regulation areas related to the water & sewage industry. During 2007, the Company conducted 981 e- procurement processes in the value of R$889 million, with a reduction in costs of R$ 122 million. Sabesp stresses that suppliers must eradicate the use of child or slave labor in accordance with a specific provision in its agreements.

Relationship with Employees

The Company’s policies reflect its commitment to responsible operations and to ensuring human rights for its internal public, as set forth in Sabesp’s Ethics and Conduct Code: “the officers, directors and employees, regardless of the hierarchical position, will perform their duties based on the ethical behavior, without prejudice to origin, race, gender, color, age or any other manners of discrimination”. These assumptions were put into practice as follows:

In 2008, the integrated certification in conformity with ISO 9001 (quality) and OSHAS 18001 standards (occupational health and safety) was maintained so as Sabesp is recognized as a company with “worldwide excellence standards in the rendering of environmental sanitation services”.

The collective bargaining process allows the employees to be involved in entities and associations to fully exercise their rights. The Profit Sharing Plan was included in the 2007/08 Collective Bargaining Agreement, representing a basic payroll distributed in accordance with the goals achieved. Sabesp contributed with 2.1% of the monthly payroll in private pension to Sabesprev in 2008 and, accordingly, guaranteed to employees the opportunity to enjoy the private pension benefits supplementary to the benefits granted by the National Institute of Social Security.

In 2008, the Company invested R$ 8 million in Sabesp Corporate University (UES) for ongoing education, resulting in 120,000 participations in development activities corresponding t o 50.2 hours/person of training.

The Knowledge Management Program was launched in 2008 and implemented several practices: Virtual Community, Report of Travels and External Events, Bank of Expertise, among others.

The purpose of the Occupational Health and Safety Program is to ensure safer working conditions. Corporate activities, such as security campaigns, training and inspections, were developed to disseminate the culture of prevention and reduce the number of work accidents. There was a decrease in work typical accidents with leave, excluding accidents during transportation, from 351 accidents in 2007 to 210 accidents in 2008. Sabesp’s goal for 2009 is 173 accidents.

The main purpose of Sabesp’s Life Quality Program, called Happy Life (“Viver Feliz”) is to build a healthy life and well-being through changes in lifestyle. In 2007, the Company received the Tobacco-Free Environment certificate – Gold Category, due to the prohibition of smoking within the Company.

In 2008, based on the evaluation applied to all employees, 1,095 employees were promoted, in all categories of positions, which represented a career promotion of 7% of the Company’s staff.

The Organizational Climate Survey monitors the employees on an annual basis. The participation in such survey is voluntary and confidential. In 2008, the Company prioritized the application of action plans related to the improvement of the results obtained in 2007, with a percentage rate of answers of 71%, and a favorability index of 65%.

Sabesp has a partnership with AVAPE (an association that cares for exceptional children), through which the Company offers opportunities of social inclusion for 38 physically - disabled professionals.

The employees are appreciated and recognized by means of “Prêmio Vida”, which in 2008 awarded more than 4.5 thousand employees with more than 10 thousand guests.

Relationship with the Community

Sabesp has a large employee’s network involved in several social projects, distributed in the Units, and in 2008 these projects benefited 500 thousand people, mainly needy populations and communities where the Company operates. The activities are focused on the field of education, sports, digital inclusion and culture, in addition to community events. These actions are developed in order to generate a positive impact on the population’s quality of life, with qualification, rehabilitation and social inclusion to encourage people excluded from the labor market. In 2008, the Company started the implementation of the Company’s Volunteers Program, which shall disseminate the concept of volunteering for more than 1,000 employees, strengthening the relationship with the community.

The Community Participation Program is an important initiative to place Sabesp closer to the community and local organizations, low-income families, non-governmental organizations and residents’ associations. The periodical meeting and visit program seeks to identify the demands, establish priorities and negotiate solutions through integration and partnerships. In 2008, considering all the events conducted, the program served a population greater than 743,627people.

Social Programs

Sabesp is the co-sponsor of the Citizen Children Institute (ICC), whose Mission is to invest in the education of youngsters coming from low-income and marginalized families by promoting education, culture and support, in the São Paulo Metropolitan Region. 6.000 children and teenagers are involved in community development actions, which benefit 3,500 families.

The volunteer work in Sabesp by means of the Winter Clothes Campaign (“Campanha do Agasalho”) collected 3,863,877 items, which were distributed to 531 charities. In addition, the volunteer program enabled 17 social inclusion and income generation actions.

Sabesp opens the doors to the community in its facilities and in the showroom stand, where Sabesp Station is located. In 2008, more than 460 monitored visits were conducted, with the participation of 18,400 persons who received information on water resources. The Company also delivered lectures to 1,775 persons on the rational use of water.

In 2008, 253 visits, totaling 8,753 thousand visitors, were conducted in Sabesp’s facilities, such as Guaraú, Santa Inês Station and Paiva Castro Station. Moreover, the “One Day in Sabesp” Program counted with the participation of 545 children of employees in monitored visits to the Company’s facilities.

In 2008, Sabesp invested, by means of tax incentives, R$ 2.8 million to the State Fund for the Rights of Children and Adolescents, through CONDECA (State Council for the Rights of Children and Adolescents), whose Mission is to “Incentive, decide and control the actions related to the Policies for the Compliance of the Rights of Children and Adolescents in the State of São Paulo”.

In addition, Sabesp invested R$ 9.9 in cultural projects supported by Rouanet Law and Audiovisual Law.

Balanço Social Anual / 2008

Empresa: SABESP
1 – Calculation Basis	2008 Amount (Thousands of Reais)			2007 Amount (Thousands of Reais)
Net revenue (NR)			6,351,672			5,970,842

Operating profit (OP)			2,113,986			2,047,789

Gross payroll (GP)			1,240,406			1,171,991

2 – Internal Social Indicators	Amount	% on GP	% NR	Amount	% on GP	% NR
	(thousand)			(thousand)
Meals	95,241	7.68%	1.50%	88,622	7.56%	1.48%

Compulsory social charges	99,686	8.04%	1.57%	92,271	7.87%	1.55%

Private pension	70,370	5.67%	1.11%	58,788	5.02%	0.98%

Health care plan	90,156	7.27%	1.42%	85,185	7.27%	1.43%

Occupational Safety and Health	9,973	0.80%	0.16%	7,343	0.63%	0.12%

Education	825	0.07%	0.01%	849	0.07%	0.01%

Culture	801	0.06%	0.01%	705	0.06%	0.01%

Professional training and development	7,338	0.59%	0.12%	5,365	0.46%	0.09%

Daycare centers or nursery allowance	1,420	0.11%	0.02%	1,491	0.13%	0.02%

Profit sharing	53,732	4.33%	0.85%	47,734	4.07%	0.80%

Other	2,742	0.22%	0.04%	3,125	0.27%	0.05%

Total - Internal Social Indicators	432,284	34.85%	6.81%	391,478	33.40%	6.56%
3 – External Social Indicators	Amount	% on GP	% NR	Amount	% on GP	% NR
	(thousand)			(thousand)
Education	2,800	0.13%	0.04%	1,574	0.08%	0.03%

Culture	25,552	1.21%	0.40%	16,376	0.80%	0.27%

Health and sanitation	525	0.02%	0.01%	1,249	0.06%	0.02%

Sports	1,213	0.06%	0.02%	958	0.05%	0.02%

Hunger eradication and food security	0	0.00%	0.00%	0	0.00%	0.00%

Other	10,540	0.50%	0.17%	6,952	0.34%	0.12%

Total contributions to society	40,630	1.92%	0.64%	27,109	1.32%	0.45%

Taxes (excluding social charges)	1,171,955	55.44%	18.45%	1,179,474	57.60%	19.75%

Total - External Social Indicators	1,212,585	57.36%	19.09%	1,206,583	58.92%	20.21%
4 – Environmental Indicators	Amount	% on GP	% NR	Amount	% on GP	% NR
	(thousand)			(thousand)
Investments related to the Company’s production / operation	107	0.01%	0.00%	136	0.01%	0.00%

Investments in external programs and/or projects	10,064	0.48%	0.16%	48,077	2.35%	0.81%

Total environmental investments	10,171	0.48%	0.16%	48,213	2.35%	0.81%

With respect to the setting of “annual goals” to minimize residues, the general consumption in production / operation, and improve the efficiency in the use of natural resources, the Company	( x ) does not have goals ( ) fulfills from 51 to 75% ( ) fulfills from 0 to 50% ( ) fulfills from 76 to 100%			( x ) does not have goals ( ) fulfills from 51 to 75% ( ) fulfills from 0 to 50% ( ) fulfills from 76 to 100%
5 – Staff Indicators	2008			2007
Nº of employees in the end of the period		16,649			16,850

Nº of employees hired during the period		16			47

Nº of outsourced employees		0			0

Nº of interns		328			337

Nº of employees above 45 years		8,875			8,986

Nº of female employees		3,086			3,117

% of management positions held by female employees		20.90%			19.03%

Nº of black employees		2,250			2,277

% of management positions held by black employees		4.40%			4.50%

Nº of physically-disabled employees or employees with special needs		52			52
6 – Significant information with respect to the exercise of corporate citizenship	2008			Metas 2009
Ratio between the highest and the lowest compensation in the Company		23.32			nd

Total number of work accidents		210			177
The social and environmental projects developed by the Company were defined by:	( ) management	( x ) management and departments	( ) all employees	( ) management	( x ) management and departments	( ) all employees

The safety and health standards in the work environment were defined by:	( x ) management and departments	( ) all employees	( ) all options + Cipa	( x ) management and departments	( ) all employees	( ) all options + Cipa

With respect to the trade union freedom, the right to collective and to agreement and the internal representation of employees, the Company:	( ) does not get involved	(x ) complies with OIT rules	( ) encourages and adopts OIT rules	( ) will not get involved	( x) will comply with OIT rules	( ) Will encourage and adopt OIT rules

The private pension plan includes:	( ) management	( ) management and departments	( x ) all employees	( ) management	( ) management and departments	( x ) all employees

The profit sharing includes:	( ) management	( ) management and departments	( x ) all employees	( ) management	( ) management and departments	( x ) all employees

In the selection of suppliers, the same ethical and social and environmental responsibility standards adopted by the Company:	( ) are not considered	( ) are suggested	( x ) are required	( ) will not be considered	( ) will be suggested	( x ) will be required

With respect to the participation of employees in voluntary work programs, the Company:	( ) does not get involved	( ) supports	( x ) organizes and encourages incentiva	( ) will not get involved	( ) will support	(x ) will organize and encourage

Total number of complaints and criticisms of consumers according to the Ombudsman Office	in the Company 25891	in Procon 2096	in Court 734	in the Company none	in Procon none	in Court none

% of complaints and criticisms received of resolved by the Ombudsman Office	in the Company 96%	in Procon 95%	n a Justiça Expres 66%	in the Company none	in Procon none	in Court none

Total value added to distribution (in thousands of R$):	In 2008: 4,934,973			In 2007: 4,082,337

Distribution of value added:	23.7% government 25.3% employees 6% shareholders 30.6 % third parties 14.4% retained			28. 9 % government28.4% employees 7.4%shareholders 16.8 % third parties 18.5% retained
7 – Other Information
“This Company does not use child or slave labor, is not involved with prostitution or sexual exploration of children or adolescents and is not involved in corruption.”
“Our Company appreciates and respects the internal and external diversity.”

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP BALANCE SHEETS

(Amounts in thousands of Brazilian reais - R$, unless otherwise stated)

		Parent Company		Consolidated			Parent Company		Consolidated

Assets	Note	2008	2007 (Adjusted)	2008	Liabilities and shareholders' equity	Note	2008	2007 (Adjusted)	2008

Current assets					Current assets
Cash and cash equivalents	4	622,059	464,997	625,732	Contractors and suppliers		187,139	165,267	187,143
Trade accounts receivable	5	1,129,746	1,207,885	1,129,746	Loans and financing	11	1,448,860	742,114	1,448,860
Related-party balances and transactions	6	210,131	338,506	210,131	Payroll, accruals and payroll charges		196,056	166,797	196,075
Inventories		47,678	53,141	47,678	Taxes payable	13	130,409	127,735	130,410
Recoverable taxes		4,665	9,414	4,665	Deferred taxes	12(a)	64,369	75,249	64,369
Other receivables		49,478	41,782	49,478	Interest on own capital payable	17	275,007	680,339	275,007
Deferred income tax and social contribution	12	170,982	108,792	170,982	Reserves for contingencies	16	459,395	290,172	459,395

Total current assets		2,234,739	2,224,517	2,238,412	Accounts payable		198,511	156,987	198,511

					Other payables		57,149	50,077	57,149

					Total current liabilities		3,016,895	2,454,737	3,016,919

					Noncurrent Liabilities
Noncurrent liabilities					Long-term payables:
Long-term receivables:					Loans and financing	11	5,416,248	4,943,121	5,416,248
Trade accounts receivable	5	326,472	278,787	326,472	Taxes payable	13	114,210	197,635	114,210
Related-party balances and transactions	6	1,389,835	986,988	1,389,835	Deferred taxes	12	141,492	159,865	141,492
Indemnities receivable	7	148,794	148,794	148,794	Reserves for contingencies	16	698,253	655,084	698,253
Judicial deposits		49,127	19,806	49,127	Social security charges		419,871	365,234	419,871
Other receivables		192,257	75,202	192,257	Other payables		223,568	103,694	223,568

Deferred income tax and social contribution	12	435,341	357,226	435,341	Total noncurrent liabilities		7,013,642	6,424,633	7,013,642

		2,541,826	1,866,803	2,541,826
Investments	8	4,552	720	720	Shareholders’ equity
Property, plant and equipment	9	14,926,433	14,051,368	14,926,616	Capital		6,203,688	3,403,688	6,203,688
Intangible assets	10	815,416	516,494	815,416	Capital reserve		124,255	124,255	124,255

		15,746,401	14,568,582	15,742,752	Revaluation reserve		2,253,012	2,339,829	2,253,012

Total noncurrent assets		18,288,227	16,435,385	18,284,578	Profit reserves	17	1,911,474	3,912,760	1,911,474

TOTAL ASSETS		20,522,966	18,659,902	20,522,990	Total shareholders' equity		10,492,429	9,780,532	10,492,429

					TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		20,522,966	18,659,902	20,522,990

		PARENT COMPANY		CONSOLIDATED

	Note	2008	2007 (Adjusted)	2008

GROSS REVENUE FROM SALES AND SERVICES	20	6,838,803	6,448,211	6,838,803
Gross sales deductions		(487,131)	(477,369)	(487,131)

NET REVENUE FROM SALES AND SERVICES		6,351,672	5,970,842	6,351,672
COST OF SALES AND SERVICES	21	(2,831,809)	(2,695,696)	(2,831,809)

GROSS PROFIT		3,519,863	3,275,146	3,519,863
OPERATING EXPENSES
Sales	21	(718,949)	(639,552)	(718,949)
Administrative	21	(578,458)	(552,629)	(578,596)
Other operating expenses, net	22	(108,470)	(35,176)	(108,470)

INCOME FROM OPERATIONS BEFORE EQUITY
IN SUBSIDIARY		2,113,986	2,047,789	2,113,848

EQUITY IN SUBSIDIARY
Equity in subsidiary		(9)	-	-

INCOME BEFORE FINANCIAL INCOME (EXPENSES)
NET		2,113,977	2,047,789	2,113,848
Financial income, net	21	(268,790)	(748,995)	(268,661)
Exchange variations, net	21	(438,869)	188,038	(438,869)

PRETAX INCOME		1,406,318	1,486,832	1,406,318

INCOME TAX AND SOCIAL CONTRIBUTION
Current	12(c)	(548,373)	(543,345)	(548,373)
Deferred	12(c)	150,140	111,777	150,140

NET INCOME FOR THE YEAR		1,008,085	1,055,264	1,008,085

Earnings per share (R$)	17(b)	4.42	4.63	4.42

The accompanying notes are an integral part of these financial statements.

					Profit reserves

	Note	Capital	Capital reserve	Revaluation reserve	Legal reserve	Reserve for investments	Retained earnings (accumulated loss)	TOTAL
	Note

BALANCE AS OF DECEMBER 31, 2006		3,403,688	106,690	2,427,499	254,219	2,826,386	-	9,018,482

Adjustment under Law 11638/07	2	-		-	-	-	(10,035)	(10,035)
BALANCES AS OF DECEMBER 31, 2006 (Adjusted)		3,403,688	106,690	2,427,499	254,219	2,826,386	(10,035)	9,008,447
Net income for the year		-	-	-	-	-	1,048,703	1,048,703
Adjustment under Law 11638/07	2	-	-	-	-	-	6,561	6,561

Adjusted net income for the year		-	-	-	-	-	1,055,264	1,055,264
Donations		-	17,565	-	-	-	-	17,565
Realization of revaluation reserve	9(h)	-	-	(87,670)	-	-	87,670	-
Legal reserve	17(f)	-	-	-	52,435	-	(52,435)	-
Interest on own capital (R$1.32 per share)	17(d)	-	-	-	-	-	(300,744)	(300,744)
Reserve for investments	17(f(ii))	-	-	-	-	783,194	(783,194)	-

BALANCES AS OF DECEMBER 31, 2007 (Adjusted)		3,403,688	124,255	2,339,829	306,654	3,609,580	(3,474)	9,780,532

Offset of tax loss carryforwards generated by the adjustments						(3,474)	3,474	-
under Law 11638/07
Net income for the year		-	-	-	-	-	1,008,085	1,008,085
Capitalization of reserves Realization of		2,800,000	-	-	-	(2,800,000)	-	-
revaluation reserve Legal reserve	9(h)	-	-	(86,817)	-	-	86,817	-
Interest on own capital (R$1.30 per share)	17(f)	-	-	-	50,404	-	(50,404)	-
Reserve for investments	17(d)	-	-	-	-	-	(296,188)	(296,188)
	17(f(ii))	-	-	-	-	748,310	(748,310)	-
BALANCE AS OF DECEMBER 31, 2008		6,203,688	124,255	2,253,012	357,058	1,554,416	-	10,492,429

The accompanying notes are an integral part of these financial statements.

	Note	PARENT COMPANY AND CONSOLIDATED		CONSOLIDA TED

		2008	2007	2008
			(Adjusted)
Cash flows from operating activities
Net income for the year		1,008,085	1,055,264	1,008,085
Adjustments to reconcile net income:
Deferred taxes and contributions		(152,313)	(104,432)	(152,313)
Taxes and contributions payable		(68,878)	-	(68,878)
Reserves for contingencies		461,654	477,722	461,654
Reversal of allowance for losses		(366)	(945)	(366)
Other provisions		(492)	155	(492)
Social security charges		71,704	59,931	71,704
Write-offs of property, plant and equipment	9(b)	157,978	68,349	157,978
Write-offs of deferred charges		611	1,276	611
Gain on sale of property, plant and equipment		-	219	-
Depreciation and amortization	21	617,804	615,988	617,804
Interest on loans and financing payable		499,590	519,672	499,590
Monetary and exchange variations from loans and financing	21	564,095	(87,101)	564,095
Monetary variation on interest on own capital		7,338	4,462	7,338
Interest and monetary variation losses	13	8,281	12,218	8,281
Interest and monetary variation gains		(368,806)	(21,121)	(368,806)
Allowance for doubtful accounts	5(c(ii) and 21	336,264	323,339	336,264
Equity in subsidiary		9	-	-
Adjusted net income		3,142,558	2,924,996	3,142,549
Changes in assets
Trade accounts receivable		(301,844)	(400,944)	(301,844)
Related-party balances and transactions		82,956	(81,741)	82,956
Inventories		5,829	(3,307)	5,829
Recoverable taxes		4,749	22,168	4,749
Other receivables		(112,111)	(22,877)	(112,111)
Judicial deposits		(37,933)	9,706	(37,933)
Changes in liabilities
Contractors and suppliers

		(17,986)	(14,055)	(17,982)

Payroll, accruals and related charges		29,259	(10,908)	29,275
Taxes payable		(37,399)	(22,840)	(37,395)
Accounts payable		6,216	4,034	6,216
Other payables		16,321	(27,055)	16,321
Contingencies		(235,573)	(145,668)	(235,573)
Pension plan		(17,067)	(15,909)	(17,067)
Changes in assets and liabilities		(614,583)	(709,396)	(614,559) Net
cash provided by operating
activities		2,527,975	2,215,600	2,527,990
Cash flows from investing activities
Purchase of property, plant and		(1,395,458
equipment		)	(848,878)	(1,395,641)
Increase in intangible assets		(159,514)	(32,818)	(159,514)
Increase in investments		(3,841)	-	-
		(1,558,81
Net cash used in investing activities Cash flows		3)	(881,696)	(1,555,155)
from financing activities
Loans and Financing – Noncurrent
Funds raised		1,043,174	222,474	1,043,174
		(1,146,416
Repayments		)	(1,283,201)	(1,146,416)

Payment of interest on own capital		(708,858)	(136,386)	(708,858)
Net cash used in financing activities		(812,100)	(1,197,113)	(812,100)
Increase in cash and cash equivalents		157,062	136,791	160,735
Cash and cash equivalents at
beginning of year	4	464,997	328,206	464,997
Cash and cash equivalents at end of
year	4	622,059	464,997	625,732
Increase (decrease) in cash and cash
equivalents		157,062	136,791	160,735
Cash flow supplemental information:
Interest and taxes paid on loans and
financing		516,887	548,417	516,887
Capitalization of interest and financial
charges	9(c)	219,430	(13,338)	219,430
Income and social contribution taxes paid		502,404	499,318	502,404
COFINS and PASEP paid		515,659	472,060	515,659
Program contract commitment	10(b)	146,426	34,071	146,426
Purchase of property, plant and equipment
payable		39,858	35,154	39,858
National Water Agency Program		-	16,219	-

The accompanying notes are an integral part of these financial statements.

	Note	COMPANY AND CONSOLIDATED				CONSOLIDATED

				2007
	Note	2008		(Adjusted)		2008

Revenues
Sales of products and services	20	6,838,803		6,448,211		6,838,803
Other income	22	70,280		52,633		70,280
Income related to construction of own assets		356,600		90,588		356,600
Allowance for loan losses - set up	5(c(ii))	(336,264)		(323,339)		(336,264)

		6,929,419		6,268,093		6,929,419

Inputs purchased from third parties
Cost of sales and services		(1,180,116)		(1,099,897)		(1,180,116)
Materials, electricity, outsourced services, and
other		(589,851)		(519,350)		(589,925)
Other operating expenses	22	(173,444)		(81,291)		(173,444)

		(1,943,411)		(1,700,538)		(1,943,485)

Gross value added		4,986,008		4,567,555		4,985,934

Retentions
Depreciation and amortization		(618,924)		(617,341)		(618,924)

Wealth created by the Company		4,367,084		3,950,214		4,367,010

Wealth received in transfer
Equity in subsidiary		(9)		-		-
Financial income	21	567,898		132,123		568,027

		567,889		132,123		568,027

Wealth for distribution		4,934,973		4,082,337		4,935,037

Distribution of wealth
Employees
Salaries and wages		884,736	17.9%	829,394	20.3%	884,775	17.9%
Benefits		295,929	6.0%	269,104	6.6%	295,931	6.0%
Federal Severance Fund (FGTS)		66,741	1.4%	61,868	1.5%	66,741	1.4%

		1,247,406	25.3%	1,160,366	28.4%	1,247,447	25.3%

Taxes and contributions
Federal		1,124,752	22.8%	1,166,102	28.6%	1,124,770	22.8%
State		32,713	0.6%	2,348	0.1%	32,713	0.6%
Municipal		14,490	0.3%	11,024	0.2%	14,491	0.3%

		1,171,955	23.7%	1,179,474	28.9%	1,171,974	23.7%

Third parties
Interest, exchange and monetary variations		1,489,967	30.2%	673,396	16.5%	1,489,968	30.2%
Rental		17,560	0.4%	13,837	0.3%	17,563	0.4%

		1,507,527	30.6%	687,233	16.8%	1,507,531	30.6%

Shareholders
Interest on own capital	17(i)	296,188	6.0%	300,744	7.4%	296,188	6.0%
Retained earnings		711,897	14.4%	754,520	18.5%	711,897	14.4%

		1,008,085	20.4%	1,055,264	25.9%	1,008,085	20.4%

Wealth distributed		4,934,973	100%	4,082,337	100%	4,935,037	100%

The accompanying notes are an integral part of these financial statements.

1. OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo (“SABESP” or the “Company”) is a mixed-capital company headquartered in São Paulo, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services, and supplies treated water on a bulk basis and provides sewage treatment services to other six municipalities of the Greater São Paulo Metropolitan Area.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The company intends to expand it basic operations and, at the same time, become an environmental solutions company.

The company operates water and sewage services in 366 of municipalities of the State of São Paulo, having temporarily discontinued operations in two of these municipalities due to a court still order in progress. In most of these municipalities, the operations are based on 30-year concession agreements. As of December 31, 2008, 68 concessions expired and are being negotiated. From 2009 to 2030, 105 concessions will expire, and the remaining concessions have indefinite term. By December 31, 2008, 160 program contracts were signed.

Management believes that all concessions terminated and not yet renewed will result in new contracts or extensions, and does not consider the risk of discontinuity in the provision of municipal water and sewage services. As of December 31, 2008, the carrying amount of property, plant and equipment used in the 68 municipalities under negotiation totals R$1,582,424 and revenue for the same period totals R$730 million.

In the municipality of Santos, in the Santista lowlands, which has a significant population, the Company operates supported by a authorization public deed, a similar situation in other municipalities in that region and in Ribeira valley, where the Company started to operate after the merger of the companies that formed it.

On January 5, 2007, Law 11445 was enacted, establishing the basic sanitation regulatory framework, providing for the nationwide guidelines and basic principles for the provision of such services, such as social control, transparency, the integration authority of sanitation infrastructures, water resources management, and the articulation between industry policies and public policies for urban and regional development, housing, suppression of poverty, promotion of health and environmental protection, and other related issues. The regulatory framework also aims at efficiently improving quality of living and economic sustainability, allowing for the adoption of gradual and progressive solutions consistent with users’ payment ability.

The Company’s shares have been listed in the Novo Mercado (New Market) segment of the BOVESPA (São Paulo Stock Exchange) since April 2002, and in the New York Stock Exchange (NYSE) as ADRs since May 2002. The information on concession area, number of municipalities, water and sewage volumes, and other related data disclosed in this report that are not derived from the financial statements is not audited by the independent auditors.

2. BASIS OF PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS AND FIRST-TIME ADOPTION OF LAW 11638/07 AND PROVISIONAL MEASURE 449/08

a) Financial Statements

The financial statements were approved by the Board of Directors on March 26, 2009.

The financial statements have been prepared in conformity with Brazilian accounting practices and standards established by the Brazilian Securities and Exchange Commission (CVM), observing the guidelines set forth by Brazilian Corporate Law (Law 6404/76), which include new provisions introduced, altered and revoked by Law 11638, of December 28, 2007, and by Provisional Measure 449, of December 3, 2008, and pronouncements issued by the Accounting Pronouncements Committee (CPC).

b) Amendment to Brazilian Corporate Law – Law 11638/07 and Provisional Measure 449/08 Pursuant to CVM Resolution 565, of December 17, 2008, which approved Technical Pronouncement CPC 13 – First-time Adoption of Law 11638/07, and to Provisional Measure 449/08, and based on the requirements set forth by CVM Resolution 506, of June 19, 2006, the Company established January 1, 2007 as the transition date for the adoption of the new accounting practices. The transition date is defined as the starting point for the adoption of the changes in Brazilian accounting practices and represents the base date used by the Company for the preparation of its opening balance sheet adjusted to comply with these new provisions.

Using the option provided for in CVM Resolution 565/08, the Company presented restated comparative financial statement amounts from prior periods as if the new accounting practices had always been used.

The related changes in accounting practices which impacted the preparation or presentation of the financial statements for the years ended December 31, 2008 and 2007 were measured and recorded by the Company based on the following accounting pronouncements issued by the Accounting Pronouncements Committee and approved by the Brazilian Securities Commission and by the Federal Accounting Council:

  Framework for the Preparation and Presentation of Financial Statements, approved by CVM Resolution 539, of March 14, 2008;
  CPC 01 Impairment of Assets, approved by CVM Resolution 527, on November 1, 2007;
  CPC 03 – Statement of cash flows, approved by CVM Resolution 547, on August 13, 2008.
  CPC 04 Intangible Assets, approved by CVM Resolution 553, on November 1, 2008;
  CPC 05 Related-party disclosure, approved by CVM Resolution 560, on December 11, 2008;
  CPC 06 Lease transactions, approved by CVM Resolution 554, on November 12, 2008;
  CPC 08 Transaction Costs and Premiums on Issuance of Securities, approved by CVM Resolution 556, on November 11, 2008;
  CPC 09 Statement of Value Added, approved by CVM Resolution 557, on November 12, 2008;
  CPC 12 Adjustment to Present Value, approved by CVM Resolution 564, on November 17, 2008;
  CPC 13 First-Time Adoption of Law 11638/07 and Provisional Measure 449/08, approved by CVM Resolution 565, on December 17, 2008; and
  CPC 14 Financial Instruments: Recognition, Measurement, and Disclosure, approved by CVM Resolution 566, on December 17, 2008.

The opening balance sheet as of January 1, 2007 (transition date) was prepared considering:

(i) Periodic analysis of the useful life

By December 31, 2009, the Company will revalue the estimates related to the useful life of property, plant and equipment, used in the determination of its depreciation and amortization rates. Possible changes in the estimated economic useful lives of the assets, arising from this revaluation, if material, will be considered as changes in accounting estimates to be prospectively recognized.

(ii) Reclassification of transaction costs on issuance of debentures

A Company recorded the transaction costs on issuance of debentures incurred in 2008 as a reduction of loans, financing and debentures. In 2007, there were no loans and financing with material transaction costs.

(iii) Revaluation reserve

Pursuant to Law 11638/07, the Company opted to maintain the revaluation reserve until its actual realization.

c) Effects of the adjustments under Law 11638/07 and Provisional Measure 449/08 Shareholders’ equity and net income

In compliance to the disclosure requirements regarding the first-time adoption of the new accounting practices, the Company presents the prior year adjustments in the table below, together with a brief description and the amounts related to the impacts on the Company’s shareholders’ equity and net income, as regards the changes introduced by Law 11638/07 and Provisional Measure 449/08.

	Shareholders’	Net income
	equity
	2006	2007

Balances as of December 31 prior to Law 11638/07 and Provisional
Measure 449/08	9,018,482	1,048,703
Disposal of non-reclassifiable deferred assets (i)	(10,035)
Reversal of amortization of deferred assets not reclassifiable (i)		6,561

Balances as of December 31	9,008,447	1,055,264

(i) Pursuant to Provisional Measure 449/08, the deferred asset group was eliminated. The Company’s management opted to write off the deferred assets on the transition date.

As a result of the elimination of nonoperating income (expenses) line item introduced by Provisional Measure 449/08, the Company reclassified the amount of R$35,176 to other operating income (expenses) line item in the Company’s statement of income for the year ended December 31, 2007.

Statement of Value Added

The statement of value added for the year ended December 31, 2007 was reclassified to comply with Law 11638/07 and Technical Pronouncement CPC - 09, as described below:

Value added previously distributed, disclosed on December 31, 2007	3,986,473

(a) Effects of adoption of Technical Pronouncement CPC - 09	76,148
(b) Adjustment under Law 11638/07 adoption	6,561
(c) Reclassification of the group cost of sales and services to the group payments to the government	13,155

Value added previously distributed, adjusted on December 31, 2007	4,082,337

(a) Investments in own assets constructed, comprised by the difference between income earned in the amount of R$ 90,588 and costs incurred in the amount of R$ 14,440.
(b) Reversal of amortization of deferred assets. Pursuant to Provisional Measure 449/08, the deferred asset group was eliminated.
(c) Refer to expenses related to the use of water resources periodically paid to the Brazilian National Water Agency (ANA).

Additionally, other reclassifications were introduced by Law 11638/07 and Provisional Measure 449/08 which have no effect on the value added distributed:

(d) Pursuant to Provisional Measure 449/08, the nonoperating income (expenses) group was eliminated. The balances were reclassified to the group other operating income and other operating expenses. The impacts of this change on the statement of value added were R$ 52,633 and R$ 81,291, respectively.

(e) To conform to the structure suggested by the Technical Pronouncement CPC 09, the group raw material consumed was eliminated. The balance of R$ 112,339 is presented in the group cost of Sales and services.

Consolidated financial statements

The consolidated financial statements include the accounts of the Company and its subsidiary Sesamm, which were included proportionally to its shareholding. The Company holds shared control in the subsidiary, described in details in note 8, and both of them have the same fiscal year and follow consistent accounting policies.

Although the Company does not hold majority ownership interest in Sesamm, the shareholders’ agreement provides veto power for certain matters together with Médio Ambient Inima S/A , indicating the significant influence of the Company on Sesamm. Accordingly, the Company is presenting consolidated financial statements.

The consolidation of the balance sheet and statement of income accounts corresponds to the sum of assets, liabilities, income and expenses, according to their nature, with the appropriate eliminations of the Company’s interest in the capital and retained earnings of the consolidated subsidiary.

3. SIGNIFICANT ACCOUNTING PRACTICES

The Company’s accounting practices are based on the accrual basis of accounting and are in conformity with the Brazilian Corporate Law, as follows:

(a) Revenue from sales and services

Revenue from water supply and sewage collection are recognized as the water is consumed and services are provided. Revenues from unbilled water supply and sewage services are recorded as trade accounts receivable based on monthly estimates, so as to match revenues and expenses in the proper period.

(b) Leases

The Company does not conduct lease transactions.

(c) Financial income and expenses

Represented mainly by interest, monetary and exchange variations on loans and financing, contingencies, accounts receivable and temporary cash investments, calculated and recorded on the accrual basis of accounting.

(d) Income and social contribution taxes

Income and social contribution taxes are calculated based on taxable income.

The rates used are 15%, plus a 10% surtax for income tax and 9% for social contribution tax and the taxes are accounted for on the accrual basis.

Deferred income and social contribution taxes are calculated based on taxable amounts or amounts deductible in future periods and are recorded as their realization is probable.

Pursuant to a CVM resolution, the Company decided not to recognize deferred income and social contribution taxes on the revaluation reserve of property, plant and equipment recorded through 1991.

(e) Other income and expenses

Other income and expenses are recorded on the accrual basis.

(f) Cash and cash equivalents

Cash includes cash on hand and available bank accounts.
Cash equivalents are highly liquid investments, readily convertible to cash and with immaterial risk of change in value.

(g) Financial instruments

Classification and measurement

The Company classifies its financial assets according to the following categories: measured at fair value through profit or loss, receivables, held-to-maturity and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of the financial assets when first recorded.

Financial assets calculated at fair value through income

These are financial assets held for active and frequent trading. These assets are classified as current assets. Gains or losses arising from changes in the fair value of financial assets measured at fair value through profit or loss are presented in the statement of income under “financial income (loss)” in the period they occur, unless the instrument has been contracted in connection to another operation. In this case, the variations are recognized in the same line item in statements of income affected by this instrument.

Loans and receivables

These comprise receivables which are non-derivative financial assets with fixed or determinable payments, not quoted in an active market. Loans and receivables are included in current assets, except for those with maturity of more than 12 months after the balance sheet date (these are classified as non-current assets). The Company's loans and receivables comprise trade accounts receivable, other accounts receivable and cash and cash equivalents. Loans and receivables are recorded at amortized cost, based on the effective interest rate method.

Assets held-to-maturity

These are basically the financial assets that cannot be classified as loans and receivables because they are quoted in an active market. In this case, these financial assets are acquired with the intention and financial capacity for their maintenance in the portfolio up to maturity. These are stated at cost of acquisition, plus earnings when applicable, against income (loss) for the year, based on the effective interest rate method. As of December 31, 2008 and 2007, the Company did not have financial assets classified in this category.

Available-for-sale financial assets

The available-for-sale financial assets are non-derivatives that are included in this category or that are not classified in any other category. They are included in non-current assets, unless the management intends to sell the investment within 12 months after the balance sheet date. Available-for-sale financial assets are recorded at fair value. Interest on available-for-sale securities, calculated based on the effective interest rate method, is recognized in the statements of income as financial income. The portion related to the change in fair value is recorded against shareholders’ equity, in the equity evaluation adjustments account, and it is realized against income (loss) upon its settlement or due to impairment. As of December 31, 2008 and 2007, the Company did not have financial assets classified in this category.

Fair value

Fair values of investments with public quotations are based on current purchase prices. For financial assets without an active market or public quotation, the Company determines fair value through valuation techniques, which consist of the use of recent transactions with third parties, the reference to other substantially similar instruments, the analysis of discounted cash flows and option pricing models which make the greatest use possible of information from the market and the least use possible of information from Company management.

The Company evaluates, at the balance sheet date, if there is objective evidence that a financial asset or a group of financial assets is impaired. If there is such evidence for available-for-sale financial assets, the cumulative loss – measured as the difference between the acquisition cost and current fair value minus any impairment loss on this financial asset previously recognized in profit or loss - is transferred from equity to the statement of income.

(h) Trade accounts receivable and allowance for doubtful accounts

Trade accounts receivable, except for agreements on refinanced amounts, do not take into consideration financial charges, monetary adjustment or fines.
The allowance for doubtful accounts is recorded in an amount considered sufficient by Management to cover probable losses on the realization of receivables and management does not expect to incur in additional losses on such accounts receivable, especially from municipal governments. The allowance is recorded for accounts that exceed R$5 and that are past due for more than 360 days, and also for accounts that exceed R$30 and that are past due for more than 360 days and which are in the process of judicial collection. The amount thus determined is adjusted when it is excessive or insufficient, based on the analyses of the history of receipts, taking into consideration the expectation of recovery in the different categories of customers. Amounts up to R$5 and past due for more than 180 days are written off against income.

The Company does not record an allowance for doubtful accounts for any amount receivable from the State Government or entities that are controlled by the State Government because it does not expect to incur in any losses on such receivables.

(i) Inventories

Inventories of supplies for consumption and maintenance of the water and sewage systems are stated at the lower of average cost of acquisition or realizable value, and are classified in current assets. Inventories for investments are classified in property, plant and equipment and recorded at average cost of acquisition.

(j) Investments

Investments in the wholly owned subsidiary are recorded and evaluated based on the equity accounting method, recognized in income (or expenses) for the year as operating income (or expense). For the purposes of calculating equity in earnings of subsidiary, unrealized gains or transactions between the Company and its investee are eliminated in proportion to the Company’s investment; unrealized losses are also eliminated, unless the transaction presents evidence of permanent loss (impairment) of the transferred asset.

When necessary, the accounting practices of the subsidiary Sesamm are changed to ensure consistency with the accounting practices adopted by the Company.

(k) Property, plant and equipment

Stated at cost, monetarily adjusted through December 31, 1995, combined with the following:

Depreciation is calculated under the straight-line method, at the annual rates mentioned in note 9.

The Company’s management opted to maintain the revaluation reserve until its actual realization.

The revaluation of property, plant and equipment items, carried out in two stages in 1990 and 1991, was based on an appraisal report issued by independent appraisers and is recorded as a contra-entry to the Revaluation Reserve in Shareholders’ Equity, realized through depreciation, sale, and disposal of the respective assets, as a credit to “Retained earnings”.

Financial charges on loans and financing for construction in progress are allocated to the costs of the assets.

Donations of property, plant and equipment received from third parties and government entities to enable the Company to provide water supply and sewage services are recorded in property, plant and equipment as a contra entry to capital reserve.

The construction in progress projects are recorded at cost and are mainly related to construction projects contracted with third parties.

Improvements made in the existing assets are capitalized and the expenses on maintenance and repairs are recorded in income and expensed when incurred. Materials allocated to specific projects are added to construction in progress.

(l) Intangible assets

Between 1999 an 2006, the acquisition of concession rights from third parties has been accounted for at the amount determined in economic and business valuation reports issued by independent experts. The new renewals arising from the new regulatory framework were carried out based on program contracts. Upon renewal of certain program contracts, the Company assumed commitments to financially participate in social and environmental sanitation actions. These commitments are recorded in intangible assets and being amortized according to the effective period of the program contract, mostly in 30 years.

(m) Loans and financing

Borrowings are initially recognized at fair value, upon receipt of funds, net of transaction costs. Subsequently, the borrowings are presented at amortized cost, that is, plus charges and interest in proportion to the period incurred ("pro rata temporis").

The non-convertible debentures are recognized in a similar manner to the loans.

(n) Payroll and related charges

Salaries, including accrual for vacation and 13th salary and additional payments negotiated in collective labor agreements plus related charges are recorded on the accrual basis.

(o) Profit sharing

The reserve for profit sharing is recorded on the accrual basis as operating expenses.

(p) Provision for Contingencies and Judicial Deposits

These are restated through the balance sheet dates using the probable amount of losses, determined based on their natures and on the opinion of the Company’s legal advisors. For purposes of presenting the financial statements, the provision for contingencies and judicial deposits are stated net of the correlated judicial deposits. The bases and the nature of the provisions for civil, tax, labor and environmental risks are described in note 16.

Other judicial deposits recorded in non-current assets are monetarily restated.

(q) Environmental costs

Costs related to ongoing environmental programs are expensed as incurred. Ongoing programs are designed to minimize the environmental impact of the operations and to manage the environmental risks inherent to the Company’s activities.

(r) Private pension plan

The Company sponsors a private defined benefit pension plan. CVM Resolution 371, of December 13, 2000, requires the recognition of actuarial liabilities in excess of plan assets, based on actuarial calculation carried out by independent actuaries, using the projected unit credit method.

(s) Interest on capital

This interest has been recorded in accordance with Law 9249/95 for tax deductibility purposes, limited to the daily pro rata variation of the Long-term Interest Rate (TJLP), and recorded in shareholders’ equity.

(t) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses with electricity and provision of services. Actual results could differ from those estimates.

(u) Earnings per share

Calculated based on the number of shares outstanding at the balance sheet dates.

(v) Recovery of assets

Property, plant and equipment and other non-current assets, are reviewed to identify evidence of unrecoverable losses annually, and also whenever events or alterations in the circumstances indicate that the carrying amount may not be recoverable. In this case, the recoverable value is calculated to verify if there is any loss. In the event of loss, it is recognized at the amount in which the carrying amount of the asset exceeds its recoverable value, which is the higher between the net sales price and the value in use of an asset. For evaluation purposes, assets are grouped at the lowest level for which there are separately identifiable cash flows.

4. CASH AND CASH EQUIVALENTS

	COMPANY		CONSOLIDATED
	2008	2007	2008

Cash and banks	77,993	72,833	81,638
Cash equivalents	544,066	392,164	544,094

	622,059	464,997	625,732

5. TRADE ACCOUNTS RECEIVABLE

(a) Balance sheet amounts

	COMPANY AND
	CONSOLIDATED	COMPANY

	2008	2007

Private sector:
General and special customers (i) (ii)	736,000	704,626
Agreements (iii)	273,586	202,037

	1,009,586	906,663
Government entities:
Municipal	521,729	524,519
Federal	28,252	25,792
Agreements (iii)	145,767	81,490
	695,748	631,801
Bulk sales – Municipal governments: (iv)
Guarulhos	400,210	383,911
Mauá	163,015	135,272
Mogi das Cruzes	16,495	12,549
Santo André	375,345	326,549
São Caetano do Sul	3,363	2,971
Diadema	115,940	99,932

Total bulk sales – Municipal governments	1,074,368	961,184

Unbilled supply	309,805	301,695

	COMPANY AND
	CONSOLIDATED	COMPANY

	2008	2007

Subtotal	3,089,507	2,801,343
Allowance for doubtful accounts	(1,633,289)	(1,314,671)

Total	1,456,218	1,486,672

Current	1,129,746	1,207,885
Non-current (v)	326,472	278,787

(i) General customers - residential and small and medium-sized companies.

(ii) Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).

(iii) Agreements – installment payments of past-due receivables, plus monetary adjustment and interest.

(iv) Bulk Sales – municipal governments – This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final consumers. Some of these municipalities are questioning in court the tariffs charged by SABESP and do not pay for the amounts in dispute. The amounts past due, which are substantially included in the allowance for doubtful accounts, are classified in long-term assets pursuant to the changes below:

	COMPANY AND CONSOLIDATED	COMPANY

	2008	2007

Balance at beginning of year	961,184	838,006
Billing for services provided	314,288	292,041
Receipts – services in the current year	(135,347)	(141,451)
Receipts – services in previous years	(65,757)	(27,412)

Balance at end of year	1,074,368	961,184

Current	51,384	50,769
Non-current	1,022,984	910,415

(v) The non-current portion consists of trade accounts receivable that are past due and renegotiated with customers and amounts past due related to bulk sales to municipal governments and is recorded in the allowance for doubtful accounts.

(b) The aging of trade accounts receivable is as follows:

	COMPANY AND
	CONSOLIDATED	COMPANY

	2008	2007

Current	949,209	783,946
Past-due:
Up to 30 days	131,542	148,498
From 31 to 60 days	73,370	81,244
From 61 to 90 days	46,708	55,821
From 91 to 120 days	38,413	46,202
Between 121 an 180 days	66,267	81,313
Between 181 and 360 days	128,033	151,993
Over 360 days	1,655,965	1,452,326

Total	3,089,507	2,801,343

(c) Allowance for doubtful accounts

(i) Changes in the allowance during the year were as follows:

	COMPANY AND CONSOLIDATED	COMPANY

	2008	2007

Beginning balance	1,314,671	1,123,157

Private sector / government entities	99,370	86,213
Bulk sales	219,248	105,301

Additions (reversals) for the year	318,618	191,514

Ending balance	1,633,289	1,314,671

Current	778,238	587,713
Non-current	855,051	726,958

(ii) In profit or loss

The Company recorded probable losses on accounts receivable in 2008 in the amount of R$336,264, R$17,646 of which (net of recoveries) were written off from accounts receivable (in 2007 – R$131,825), under “Selling expenses”. In 2007, these losses amounted to R$323,339.

6. RELATED-PARTY BALANCES AND TRANSACTIONS

The Company is a party to transactions with its controlling shareholder, the State Government, and companies related to it.

(a) Accounts receivable, interest on capital and operating revenue with the São Paulo State Government (Gesp)

	COMPANY AND CONSOLIDATED

	2008	2007

Accounts receivable
Current assets:
Water and sewage services (i)	113,642	311,528
Gesp Agreement (iii), (iv) and (v)	28,256	26,978
Reimbursement of additional retirement and
pension benefits – Agreement (ii) and (vi)	23,050	-

Reimbursement of additional retirement and
pension benefits paid – Monthly flow (ii) and (vi)	45,183	-

Total current assets	210,131	338,506

Long-term assets:
Water and sewage services – Gesp Agreement (iii)
(iv) and (v)	92,396	107,911
Reimbursement of additional retirement and
pension benefits paid – Controversial (ii) and (vi)	409,079	879,077

Reimbursement of additional retirement and
pension benefits – Agreement (ii) and (vi)	192,077	-
Reimbursement of additional retirement and
pension benefits – Reservoirs (ii) and (vi)	696,283	-

Gross long-term amount receivable from
shareholder	1,389,835	986,988

Total receivable from shareholder	1,599,966	1,325,494

Provision of water and sewage services	234,294	446,417
Reimbursement of additional retirement and
pension benefits	1,365,672	879,077

	1,599,966	1,325,494

Interest on capital payable	148,861	551,974

Gross revenue from sales and services

	COMPANY AND CONSOLIDATED

	2008	2007

Water sales	186,286	185,976
Sewage services	157,349	149,853
Receipts	(281,823)	(326,065)

Financial income	62,179	51,469

(i) Water and sewage services The Company provides water supply and sewage collection services to the State Government and other companies related to it in accordance with usual market terms and conditions, except for the settlement of receivables, which may be realized in the conditions mentioned in items (iii), (iv) and (v).

(ii) Reimbursement of additional retirement and pension benefits paid

Refers to amounts of supplementary retirement and pension benefits provided for in State Law 4819/58 (“Benefits”) paid by the Company to former employees and pensioners.

Under the Agreement referred to in (iii), Gesp recognizes its liability from charges arising from the Benefits, provided that the payment criteria set forth by the State Personnel Department (DDPE), based on legal guidance of the Legal Consultancy of the Finance Department and of the State Attorney’s Office (PGE), are followed.

As presented in item (vi), some differences associated to the criteria used by the Company for the calculation and eligibility of the benefits were found during the validation performed by Gesp of the amounts due to the Company related to the benefits. The Company’s management, however, understands that these differences do not justify any provision, under the terms described in item (vi).

As of December 31, 2008 and 2007, 2,604 and 2,635 retired employees, respectively, received additional retirement benefits, and for the years ended December 31, 2008 and 2007, the Company paid R$110,763 and R$104,622, respectively. There were 143 active employees as of December 31, 2008 who will be entitled to these benefits as a result to their retirement in comparison to 144 as of December 31, 2007.

On January 2004, the payments that supplement retirement and pension benefits were transferred to the Finance Department and would be made in accordance with the calculation criteria determined by the State Attorney’s Office (PGE). As a result of a legal decision, the responsibility for the payments is of SABESP again, as they were initially.

(iii) Gesp Agreement

On December 11, 2001, the Company, the São Paulo State Government (through the State Finance Business Department, currently Finance Department) and the Water and Electricity Department (Daee), with the intermediation of the Sanitation and Energy Department (former Water Resources, Sanitation and Construction Works Department), signed the Recognition Instrument, Consolidation of Debts, Payment Commitment and Other Covenants (“Gesp Agreement”) for the settlement of outstanding debts between Gesp and the Company related to the provision of water supply and sewage services and to benefits.

The total agreement amounted to R$678,830, at historical value, R$320,623 of which refers to additional retirement and pension benefits in the period between March 1986 and November 2001, and (ii) R$358,207 arising from the provision of water supply and sewage collection services, billed in and past due since 1985 until December 1, 2001, but not paid by Gesp.

In view of the strategic importance of the Taiaçupeba, Jundiaí, Biritiba, Paraitinga and Ponte Nova reservoirs for guaranteeing and maintaining the Upper Tietê water volume, the Company agreed to receive them as partial repayment of the reimbursement related to benefits. The Water and Electricity Department (DAEE) intends to transfer these assets to the Company as partial amortization, by assigning a receivable in the amount owed by the State.

However, the São Paulo State Public Prosecution Office questioned the legal validity of this agreement, and its main argument is the absence of a specific legislative authorization for disposal of DAEE’s assets. The Company’s legal advisors evaluate the risk of loss from this lawsuit as probable, in case the legislative authorization is not obtained, which would hinder the transfer of the related reservoirs as a partial amortization of the balance receivable.

The balances of water supply and sewage collection services were included in the First amendment as described in items (iv) and (v) below. The balances related to the reimbursement of additional retirement and pension benefits were included in the Commitment Agreement between São Paulo State and Sabesp, as described in items (vi) and (vii) below.

(iv) First Amendment to the Gesp Agreement

On March 22, 2004, the Company and the State Government amended the terms of the original Gesp Agreement, (1) consolidating and recognizing the amounts due by the State Government for water supply and sewage collection services provided, monetarily adjusted until February 2004; (2) formally authorizing the offset of amounts due by the State Government with interest on capital declared by the Company and any other debit existing with the State Government as of December 31, 2003, monetarily adjusted until February 2004; and (3) defining the payment conditions of the remaining liabilities of the State Government for the receipt of the water supply and sewage collection services.

Pursuant to the Amendment, the State Government recognized the amounts due to the Company for services water supply and sewage collection services provided until February 2004 in the amount of R$581,779, including monetary adjustment based on the Reference Rate (TR) at the end of each year until February 2004. The Company recognized amounts payable to the State Government related to interest on own capital in the amount of R$518,732, including (1) amounts declared and paid related to years prior to 2003 (R$126,967), (2) monetary adjustment of these amounts based on the annual variation of the Consumer Price Index (IPC/Fipe) until February 2004 (R$31,098); and (3) amounts declared and due related to 2003 (R$360,667).

The remaining liability is to be paid in monthly installments from May 2005 to April 2009, monetarily restated by the Extended Consumer Price Index (IPCA/IBGE), plus interest of 0.5% .

The Amendment to the Gesp Agreement does not provide for amounts due by the State Government related to the additional retirement and pension plan benefits paid on behalf of the State Government by the Company, which are still subject to the terms of the original Gesp Agreement.

Management believes that all amounts due by the State Government are receivable and does not expect to incur in losses on such accounts receivable.

(v) Second Amendment to the Gesp Agreement

On December 28, 2007, the Company and the State Government, by means of the Finance Department, signed the second amendment to the terms of the original Gesp Agreement, (1) agreeing upon the payment in installments of the remaining balance of the First Amendment, amounting to R$133,709 (on November 30, 2007), to be paid in 60 monthly and consecutive installments of the same amount, the first of which falling due on January 2, 2008. The amount of the installments will be monetarily restated in accordance with the variation of the IPCA-IBGE, plus interest of 0.5% per month. The balance of this agreement, the installments of which have been paid monthly, includes the amount of R$46,244, which the State does not recognize as due. SABESP’s understanding differs from that of the State regarding this amount and does admit the review of these previously agreed-upon amounts without the supported and unequivocal demonstration of the lack of support between the amounts presented by SABESP and the services effectively provided. For this reason the Company understands that the recognition of an allowance for losses regarding these amounts is not necessary (pursuant to item VII, of the Recitals, of the Second Amendment to the Recognition Instrument, Payment Commitment and Other Covenants between the State of São Paulo and SABESP). (2) With respect to the accounts past due and unpaid in the period between March 2004 and October 2007, arising from the provision of water supply and sewage collection services in the amount of R$256,608, R$236,126 was received and R$8,784 was transferred to another debtor, and R$ 11,698 is pending confirmation of receipt. These amounts are being jointly analyzed by SABESP and the representatives of the many State departments. To date, differences regarding the debtor but not the amount of the debt have been identified. In the event of alteration of the entity responsible for paying the account, SABESP will transfer the charge to the respective Entity. The Company did not recognize an allowance for losses in this amount as it understands that the differences are substantially related to the identification of the debtor. (3) The interest on own capital due by SABESP to the State, related to the period between March 2004 and December 2006, in the amount of R$400,823, restated between June 2007 and November 2007, based on the Selic (central Bank overnight rate), was paid in the period between January and March 2008. (4) The State and SABESP agreed on immediately resuming the compliance with their mutual obligations under new assumptions: (a) implementation of an electronic account management system to facilitate and speed up the monitoring of payment processes and budget management procedures; (b) structuring of the Rational Water Use Program (PURA) to rationalize the consumption of water and the amount of the water and sewage bills under the responsibility of the State; (c) establishment, by the State, of criteria for budgeting so as to avoid the reallocation of amounts to a specific water and sewage accounts as from 2008; (d) possibility of registering state bodies and entities in a delinquency system or reference file; (e) possibility of interrupting water supply to state bodies and entities in the case of nonpayment of water and sewage bills.

Approximately 94% of the billing from November 2007 and January 2009 has already been paid by the State Government.

(vi) Third Amendment to the Gesp Agreement

Gesp, SABESP and DAEE signed the Third Amendment to the Gesp Agreement on November 17, 2008, through which Gesp recognized a debt balance payable to SABESP in the amount of

R$915,251, monetarily adjusted up to September 2008 in accordance with the variation of the IPCA-IBGE, corresponding to the Indisputed Reimbursement, determined by FIPECAFI. SABESP accepted on a provisional basis the reservoirs as part of the payment of the Indisputed Reimbursement and offered to Gesp a provisional settlement, recognizing a credit in the amount of R$696,283, corresponding to the value of the reservoirs. The final settlement will only be effected on the actual transfer of the property with the proper Registry of Deeds Office. The outstanding balance in the amount of R$218,967 is being paid in 114 monthly and consecutive installments, in the amount of R$1,920 each, including the annual IPCA/FIPE variation, plus interest of 0.5% p.m., the first of which falling due on November 25, 2008.

The Company and the State Government are working together on the obtainment of a legislative authorization to transfer the reservoirs to SABESP, overcoming the uncertainties arising from the public lawsuit mentioned in item (iii). The reservoirs will be transferred to the Company after the publication of the legislative authorization.

In addition, the third amendment provides for the regularization of the monthly flow of benefits. While Sabesp is liable for the flow of monthly payment of benefits, the State shall reimburse SABESP based on the criteria identical to those applied when determining the Indisputable Reimbursement. Should there be no preventive court decision, the State shall assume the flow of monthly payment of benefits portion deemed as undisputed.

The difference between the Undisputable Reimbursement and the amount actually paid by the Company is the Controversial Amount. On March 4, 2009, the Company submitted a request for the review of the differences which originated the Controversial Amount to the State Attorney General (PGE). The State Attorney General has already formally confirmed the willingness to review the matter.
SABESP shall not waive the receivables from the State to which the Company considers itself to be legally entitled. Accordingly, it will take all possible actions to resolve the issue at all technical and court levels. Should this dispute persist, the Company will take all the necessary actions to protect the Company’s interests.

(vii) Reasons which guided the Company’s management not to accrue the Controversial Amount of benefits

As shown in (vi), the Third Amendment to the Gesp Agreement separates the amount of benefits into Indisputable Reimbursement and Controversial Amount.

The Indisputable Reimbursement was fully settled, including the indisputable portion of the monthly flow of benefits. The Indisputable Reimbursement, as already described, will be paid using the reservoirs and the rest will be paid in 114 installments. As regards the indisputable portion of the monthly flow, while Gesp provides for the internal operating structure required to calculate and pay the reimbursements, Fipecafi will continue to monthly calculate the reimbursement amount, based on the criteria identical to those applied when determining the Indisputable Amount. Gesp has agreed to pay the reimbursements within tem (10) business days from the presentation date of the appraisal report issued by Fipecafi, as set forth in the third clause of this amendment. The installments determined by the agreement and of the monthly flow are being normally paid by the state Government.

No amounts were accrued for loss or the benefits that will be paid in the future as the likelihood of receiving the outstanding amounts and resolving the existing disputed favorably to the Company is highly probable.

This expectation is based on several reasons.

There is no new fact that justifies changing the interpretation of the chances of receiving the outstanding amounts related to benefits. The controversy about benefits is not new. The financial statements for 2007 presented the estimated undisputed reimbursement and controversial amounts, which has not resulted in the provision for the controversial amount.

Instead, it is important to note that in 2008 the likelihood of receiving the benefits increased. The Indisputed Reimbursement of benefits is fully settled as described in (vi) in these item.

The likelihood of receiving the Controversial Amount also increased. As informed in (vi), the State Attorney General has already formally agreed to review the differences which originated the Controversial Amount.

The Company requested the opinion of a renowned accountant to evaluate management’s decision not to accrue the amount considered controversial. The accountant concluded that it is a “matter with characteristics of uncertainty”, and “in view of the standards which rule the auditors' work and reports, there are no technical obstacles to deal with this situation using an emphasis of matter paragraph instead of a qualification arising from not recognizing an allowance for doubtful losses”.

From a legal viewpoint, the Company contracted two knowledgeable jurists to obtain an external evaluation of its right to reimbursement. The first jurist concluded, in the report presented in March 2008, that “the State liability is unquestionable” and SABESP “has legal and moral conditions to recover the amounts paid”. The second jurist, in February 2009, presented an exhaustive analysis of the general conditions in which the payment of the benefits occurred and of more than a thousand lawsuits involving disputes between the Company and beneficiaries of Law 4819/58 and their dependents. The conclusion of the second opinion was, in general, also favorable to SABESP.

Additionally, the advisory council of the Company’s Board of Executive Officers prepared a technical note (unaudited) about the subject matter, with a detailed evaluation of the circumstances at the time the criteria for concession and calculation of the benefits were adopted, and expressed a conclusion favorable to SABESP's right to reimbursement. This technical note was submitted to PGE on March 4, 2009, and it represents, basically, the main reasons underlying the Company’s right to the reimbursement. Since then, the conflict between SABESP and the State is formally under review by PGE.

The Company understands that the controversial portion of the benefits paid will be received by the Company in the future, as a result of the review provided by the State Attorney General or a court decision.

(b) Cash and cash equivalents

The Company’s cash and cash equivalents with financial institutions controlled by the State Government amounted to R$579,750 and R$421,630 as of December 31, 2008 and 2007, respectively. The financial income arising from these investments totaled R$62,179 and R$51,469 in the years ended December 31, 2008 and 2007, respectively. The Company must, pursuant to a State Decree, invest its surplus resources with financial institutions controlled by the State Government.

(c) Agreements for the use of reservoirs

In its operations, the Company uses the Guarapiranga and Billings reservoirs; should these reservoirs not be available for use to the Company, there could be the need to collect water in more distant places. The Company does not pay any fee for the use of these reservoirs but it is responsible for their maintenance and operating costs.

(d) Agreements with lower tariffs with State and Municipal Government Entities that joined the Rational Water Use Program (PURA)

The Company has signed agreements with government entities related to the State Government and municipalities where it operates involving approximately 6,130 real estates that are benefited from a reduction of 25% in the tariff of water supply and sewage collection services when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in the consumption of water.

(e) Guarantees

The State Government grants guarantees for some loans and financing of the Company and does not charge any fee with respect to such guarantees.

Management is making efforts to maintain the State’s payments with respect to transactions with related parties in non-default on a permanent basis.

(f) Sesamm

On August 15, 2008, as part of its growth process, the Company, together with the companies OHL Médio Ambiente, Inima S.A.U. Unipersonal (a “Inima”), Técnicas y Getion Medioambiental S.A.U. (a “TGM”) e Estudos Técnicos e Projetos ETEP Ltda. (“ETEP”) incorporated the company Sesamm – Serviços de Saneamento de Mogi Mirim S/A (“Sesamm” or the “Subsidiary”), which is engaged in the provision of complementary services to the sewage diversion system and implementing and operating a sewage treatment system in the municipality of Mogi Mirim, including the disposal of generated solid waste, as mentioned in note 8.

(g) Personnel assignment agreement among entities related to the State Government

The Company has personnel assignment agreements with entities related to the State Government, under which the expenses are fully passed on and monetarily reimbursed.

In 2008, the expenses with personnel assigned by SABESP to other state government entities amounted to R$5,503.

In the same period, the expenses with personnel assigned by other entities to SABESP totaled R$1,267.

(h) Services obtained from state government entities

On December 31, 2008, SABESP had an outstanding amount payable of R$17,739 for services rendered by São Paulo state government entities. We may mention the electric power supply by Companhia Energética de São Paulo - CESP and the coordination of construction work the Water and Electricity Department (DAEE) in reservoirs owned by the latter and used by the Company, which correspond to 93% of the payable balance.

Expenses related to construction work performed by DAEE amount to R$11,135.

(i) Nonoperating assets

As of December 31, 2008 and 2007, the Company had an amount of R$26,479 mainly related to free land leased to the associations, support entities, non-governmental organizations and to DAEE (Water and Electricity Department), among others. The free land leased to DAEE amounts to R$2,289.

(j) Sabesprev

The Company sponsors a private defined benefit pension plan, which is operated and administered by Fundação SABESP de Seguridade Social – Sabesprev. The net actuarial liability recognized as of December 31, 2008 amounts to R$419,871.

7 – INDEMNITIES RECEIVABLE

Indemnities receivable are a non-current asset that represents amounts receivable from the Municipalities of Diadema and Mauá as an indemnity for their unilateral termination of the concessions for water supply and sewage collection services of the Company in 1995. As of December 31, 2008 and 2007, this asset amounted to R$148,794 (nominal amounts).

Due to these concession agreements, the Company invested in the construction of water and sewage systems in those municipalities in order to meet its concession service commitments. For the unilateral termination of the Diadema and Mauá concessions, the municipalities assumed the responsibility of supplying water and sewage services in those regions. At that time, the Company reclassified the balances of property, plant and equipment related to the assets used in those municipalities to non-current assets (indemnities receivable).

The net book value of property, plant, and equipment relating to the Municipality of Diadema, reclassified in December 1996, amounted to R$75,231, and the indemnity balance from the municipality amounted to R$62,876.

The net book value of property, plant, and equipment relating to the Municipality of Mauá, reclassified in December 1999, amounted to R$103,763, and the indemnity balance from the municipality amounted to R$85,918.

The Company’s right to recover these amounts was challenged by the municipalities and no amount has been received to date.

SABESP filed lawsuits to collect the amounts due by the municipalities. With respect to Diadema, the decision of the lower court judge was unfavorable to SABESP, which filed an appeal in November 2000. On December 2005, SABESP’s appeal to have the agreement entered into with the municipality of Diadema declared valid was partially accepted. In October 2006, the municipality administration office filed special and extraordinary appeals, which were rejected by the Chief Jude on March 2007. The municipal administration office filed new interlocutory appeals against this decision. The interlocutory appeal filed to the Federal Supreme Court (STF) was accepted but only for the purposes of determining the sentence for the extraordinary appeal that had been rejected. On December 2007, the decision that accepted the execution of the Companhia de Saneamento the Diadema – Saned was rendered, ordering this company to be summoned to pay the full amount of the debt within 15 days under the penalty of fine. Saned filed an interlocutory appeal against the decision but the appeal was rejected by the Court of Justice in June 2008. Accordingly, the judge approved the seizure of cash from Saned’s bank accounts and temporary cash investments (online seizure) in the proportion of 10% of the adjusted debt, but did not approve the seizure of a percentage of Saned’s billing. Saned filed an appeal regarding the first decision and Sabesp filed an appeal regarding the second decision, and both await judgment. The seizures made total R$2,838 (already transferred to judicial account). Subsequently, the Court of Justice determined that the seizure be made through weekly deposits by Saned in the amount corresponding to 20% of everything received in its bank accounts and temporary cash investments.

On December 29, 2008, Saned and the Municipality of Diadema signed a Letter of Intentions with the São Paulo State and SABESP with the purpose of preparing studies and conducting negotiations to guide Diadema’s and SABESP’s decisions, aiming to establish SABESP AS the exclusive provider of water supply and sewage collection services for the Municipality of Diadema, within three months.

The parties agree that the settlement of the existing conflicts between the companies is indispensable for the proper development of the public utility services of water supply and sewage collection in the Municipality of Diadema.

In January 2009, the parties filed a joint petition requesting the suspension of new seizures, for a three-month period, trying to enable an agreement.

With respect to Mauá, a lower court decision demanded this Municipality to pay the amount of R$153.2 million as a compensation for loss of profits. In April 2005, the Municipality of Mauá filed an appeal against this decision. On July 2006, the decision was converted into a measure consisting of an expert clarification on the amount of the indemnity for loss of profits. The clarification was provided on December 2007, and the expert confirmed the amount of the loss of profits determined by the lower court. In August 2008, the Court of Justice decided for the integral maintenance of the lower court decision. The Company can still file an appeal against this decision.

Based on the opinion of its legal advisors, management continues to state that the Company is entitled to receive the amounts related to the indemnity and continues to monitor the status of the lawsuits.

8. INVESTMENTS

	2007	Capital increase	Equity in subsidiary	2008

Sesamm	-	3,841	(9)	3,832
Other	720	-	-	720

Total	720	3,841	(9)	4,552

On August 15, 2008, with a 30-year duration period counted from the signing of the Concession Agreement with the municipality. On August15, d2008, the company Sesamm – Serviços de Saneamento de Mogi Mirim S/A was incorporated for a period of 30 years as of the date the concession contract with the municipality was executed for the purpose of providing complementary services to the sewage diversion system and implementing and operating a sewage treatment system in the municipality of Mogi Mirim, including the disposal of generated solid waste.

Sesamm’s capital as of December 31, 2008, in the amount of R$ 10,669, comprises 10,669,549 nominative shares, without a par value, and SABESP holds 36% of the voting rights.

The Company entered into an agreement which provides veto power for certain situations together with Médio Ambient Inima S/A.

9. PROPERTY, PLANT AND EQUIPMENT

		COMPANY

		2008		2007

	Adjusted	Accumulated
	cost	depreciation	Net	Net

In use
Water systems:
Land	963,427	-	963,427	961,538
Buildings	2,754,928	(1,657,905)	1,097,023	1,251,672
Connections	1,035,085	(424,771)	610,314	584,979
Water meters	306,845	(153,635)	153,210	144,300
Networks	3,568,318	(1,182,216)	2,386,102	2,391,789
Wells	209,646	(116,162)	93,484	97,490
Equipment	554,575	(380,152)	174,423	169,185
Other	16,722	(13,837)	2,885	3,124

	9,409,546	(3,928,678)	5,480,868	5,604,077
Sewage systems:
Land	349,734	-	349,734	348,508
Buildings	1,658,417	(711,226)	947,191	1,002,059
Connections	966,460	(426,807)	539,653	552,297
Networks	5,695,263	(1,363,032)	4,332,231	4,320,058

		COMPANY

		2008		2007

	Adjusted	Accumulated
	cost	depreciation	Net	Net

Equipment	624,878	(463,352)	161,526	123,124
Other	5,054	(3,001)	2,053	2,113

	9,299,806	(2,967,418)	6,332,388	6,348,159
General use:
Land	107,706	-	107,706	107,706
Buildings	139,009	(84,952)	54,057	57,882
Transportation equipment	147,037	(127,363)	19,674	10,959
Furniture, fixtures and equipment	355,529	(194,332)	161,197	139,733
Free lease land	20,556	-	20,556	20,556
Free lease assets	8,412	(2,489)	5,923	5,923

	778,249	(409,136)	369,113	342,759

Subtotal in use	19,487,601	(7,305,232)	12,182,369	12,294,995

Construction in progress:
Water systems	935,829	-	935,829	734,016
Sewage systems	1,800,344	-	1,800,344	1,018,620
Other	7,891	-	7,891	3,737

Subtotal in progress (d)	2,744,064	-	2,744,064	1,756,373

Grand Total	22,231,665	(7,305,232)	14,926,433	14,051,368

The consolidated balance totals R$14,926,616, being the difference of R$168 related to sewage treatment projects and of R$ 15 mainly represented by furniture, fixtures and equipment.

Property, plant and equipment represent assets involved in the provision of water supply and sewage collection services in 352 municipalities. Under the assets arising from contracts negotiated based on economic and financial reports and program contracts, SABESP is both the owner and the manager.

In December 2008, 68 concession agreements had expired and all of them are under negotiation with the municipalities, without hindering the service provision. The carrying amount of property, plant and equipment used in these municipalities totals R$1,582,424. In 2008, the depreciation charges of these municipalities were R$44,454.

The concession agreements provide for the assets to be returned to the concession grantor at the end of the term by means of an indemnity at the net book value or fair value in accordance with what is stipulated in each contract. In the program contracts, the indemnity will correspond to the present value of the cash flow in the remaining period on the date the services are resumed, monetarily restated, plus interest to the date of the effective payment.

(a) Depreciation

Depreciation is calculated based on the following annual rates:

Structure – 4%, connections – 5%, water meters – 10%, networks – 2%, wells – 5%, equipments – 10%, transportation equipment – 20%, furniture and fixtures – 10%.

(b) Disposals of property, plant, and equipment

(i) In 2008, the Company wrote off property, plant and equipment items in the amount of R$20,632 (2007 – R$ 68,568, which resulted in a total loss of R$68,349), of which R$12,105 (2007 – R$14,247) refers to items in use, due to obsolescence, theft and sale, and R$8,527 (2007 – R$54,103) to discontinued construction, unproductive wells and projects considered economically unfeasible.

(ii) In 2008, the Company recorded losses on property, plant and equipment in the amount of R$137,346 referred to leasehold improvements (DAEE – Sistema Produtor Alto Tietê).

(c) Capitalization of interest and financial charges

The Company capitalized interest and monetary adjustment, including exchange variation, in property, plant and equipment in the amount of R$219,430 in the year ended December 31, 2008, (2007 – (R$13,338)) and during this period these assets were presented as construction in progress.

(d) Construction in progress

Construction in progress refers mainly to new projects and operating improvements and are represented by:

	COMPANY

	2008	2007

Water systems:
Networks and connections	300,630	178,977
Transmission	24,835	22,281
Water treatment	90,133	71,375
Sub-transmission	343,657	225,646
Production and storage	126,648	160,602
Other	49,926	75,135

Total water systems	935,829	734,016

Sewage systems:
Collection	1,332,002	710,960
Treatment	335,451	179,604
Other	132,891	128,056

Total sewage systems	1,800,344	1,018,620

Other	7,891	3,737

Total	2,744,064	1,756,373

The consolidated balance totals R$2,744,232, and the difference of R$ 168 is represented by sewage treatment projects.

The estimated disbursements related to already contracted investments total approximately R$2,222 million for the years from 2009 to 2013 (unaudited).

(e) Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate or establish rights of way in third-parties’ properties, and the owners of these properties will be compensated either amicably or through courts.

The amount of compensation to be paid starting in 2009 is estimated at approximately R$489 million (unaudited) which will be paid with own funds. The assets to be received as a result of these negotiations will be recorded as property, plant, and equipment after the transaction is completed. In 2008, the amount related to expropriations was R$11,004 (2007 - R$16,813).

(f) Assets offered as guarantee

As of December 31, 2008 and 2007, the Company had assets in the amount of R$249,034 offered as guarantee to the request for the Paes (tax debt refinancing program) (note 13).

(g) Nonoperating assets

As of December 31, 2008 and 2007, the Company had an amount of R$26,479 mainly related to free land leased to the associations, support entities, non-governmental organizations and to DAEE (Water and Electricity Department), among others.

(h) Revaluation

Property, plant and equipment items were revalued in 1990 and 1991 and are depreciated at annual rates that correspond to their remaining useful lives determined in the related reports, which, as general rule, fall into the periods of the rates presented above.

As allowed by CVM Instruction No. 197/93, the Company failed to recognize a provision for the deferred tax effect on the appreciation arising from the revaluation of property, plant and equipment in 1990 and 1991. Should income and social contribution taxes be recognized on the revaluation reserve, the unrealized amount as of December 31, 2008 would total R$371,088 (2007 – R$400,606). The amounts of R$87,670 and R$86,816 of the revaluation reserves were realized in the years ended December 31, 2007 and 2008, respectively.

The Company’s management opted to maintain the revaluation reserve until its actual realization.

(i) Fully depreciated assets

As of December 31, 2008, the carrying amount of the fully depreciated assets that are still in use is R$882,707 (2007 – R$606,142).

10. INTANGIBLE ASSETS

(a) Concession agreements based on economic-financial appraisal report

In the period between 1999 and 2006, the negotiations for new concessions were conducted on the basis of the economic and financial profit or loss of the transaction, determined in an appraisal report issued by independent experts.

The amount determined in the respective contract, after the transaction is closed with the municipal authorities, with payment through Company shares or in cash, is recorded in this account and amortized over the period of the related concession (usually 30 years). As of December 31, 2008 and 2007 there were no amounts pending related to these payments to the municipalities.

	COMPANY AND
	CONSOLIDATED	COMPANY

Intangible assets	2008	2007

Concessions (i)	509,724	507,789
Program contracts (commitments) (ii)	249,639	-
Software license (iii)	9,602	-
Program contracts - investments made (iv)	46,451	8,705

Total	815,416	516,494

(i) Concessions

The net amount shown relates to concessions with the following municipalities:

	COMPANY AND CONSOLIDATED			COMPANY

		2008		2007

	Historical	Accumulated
	cost	amortization	Net	Net

Agudos	8,695	(2,466)	6,229	5,606
Bom Sucesso do Itararé	734	(60)	674	313
Campo Limpo Paulista	17,650	(3,868)	13,782	12,045
Conchas	3,786	(730)	3,056	2,951
Duartina	1,855	(410)	1,445	1,246
Estância de Serra Negra	15,582	(2,505)	13,077	13,203
Itapira	16,148	(1,330)	14,818	14,793
Itararé	6,438	(1,835)	4,603	4,167
Marabá Paulista	1,885	(183)	1,702	1,496
Miguelópolis	10,648	(1,426)	9,222	3,201
Osasco	295,841	(79,242)	216,599	218,860
Paraguaçu Paulista	15,687	(4,707)	10,980	10,233
Paulistânia	157	(40)	117	120
Sandovalina	2,523	(216)	2,307	2,283
Santa Maria da Serra	1,171	(312)	859	882
São Bernardo do Campo	237,464	(38,981)	198,483	206,437
Várzea Paulista	15,608	(3,837)	11,771	9,953

	COMPANY AND CONSOLIDATED			COMPANY
		2008		2007

	Historical	Accumulated
	cost	amortization	Net	Net

Total	651,872	(142,148)	509,724	507,789

The amortization of intangible assets is performed during the effective period of the concession agreements of the related municipalities.

In 2008 and 2007, amortization expenses related to concession intangible rights were R$21,509 and R$20,311, respectively.

(ii) Program contracts (Commitments)

Upon renewal of certain program contracts, the Company assumed commitments to financially participate in social and environmental sanitation actions. These commitments were recorded as a contra entry to intangible assets in the amount ofR$252,770 net of the adjustment to present value of R$81,726. These commitments are being amortized according to the effective period of the program contract (mostly 30 years).

The amounts refer to the following municipalities:

	COMPANY AND CONSOLIDATED
		2008

		Accumulated
Municipality	Amount	amortization	Net

Alfredo Marcondes	70	(2)	68
Aparecida D’Oeste	45	(1)	44
Avaré	5,000	(83)	4,917
Bento de Abreu	50	(2)	48
Bocaina	800	(27)	773
Caçapava	9,000	(150)	8,850
Campos do Jordão	3,000	(133)	2,867
Capão Bonito	2,000	(33)	1,967
Emilianópolis	112	(5)	107
Fartura	243	(4)	239
Fernandópolis	9,500	(317)	9,183
Franca	20,676	(976)	19,700
Indiaporã	250	(4)	246
Jales	4,426	(197)	4,229
Lorena	9,000	(300)	8,700
Mococa	8,844	(147)	8,697
Mombuca	197	(7)	190
Monte Alto	5,000	(97)	4,903
Novo Horizonte	5,000	(83)	4,917
Pindamonhangaba	16,000	(356)	15,644
Piratininga	350	(7)	343
Planalto	39	(2)	37
Riolândia	2,643	(44)	2,599
São José dos Campos	142,945	-	142,945
São Luiz Paraitinga	600	(20)	580
São Manuel	1,300	(22)	1,278
Tupã	5,540	(108)	5,432
Valentim Gentil	140	(4)	136
Total	252,770	(3,131)	249,639

In 2008, amortization expenses related to the program contracts total R$3,131.

The amounts not yet disbursed related to program contracts are recorded under the caption “program contract commitments” in current liabilities, R$35,308, and non-current liabilities R$111,118.

(iii) Software license

As of December 31, 2008, the net amount of software license was R$9,602.

(iv) Program contracts – investments made

These refer to the renewals of contracts previously denominated as full concession to operation concession, through program contracts with the purpose of providing municipal public utility services of water supply and sewage collection, under which the Company is both the owner and the manager of the assets purchased or constructed during the period of these contracts (30 years).

	COMPANY AND CONSOLIDATED			COMPANY
		2008		2007

	Adjusted	Accumulated	Net	Net
	cost	amortization

Water system
Buildings	567	(9)	558	31
Connections	6,574	(99)	6,475	1,180
Water meters	4,627	(99)	4,528	1,024
Networks	5,174	(72)	5,102	627
Wells	752	(5)	747	-
Equipment	3,075	(55)	3,020	518
Other	111	(1)	110	-

Subtotal	20,880	(340)	20,540	3,380
Sewage systems
Buildings	6,802	(105)	6,697	1,751
Connections	6,204	(113)	6,091	1,427
Networks	8,593	(118)	8,475	1,214
Equipment	1,810	(26)	1,784	217

Subtotal	23,409	(362)	23,047	4,609
General use
Buildings	66	(2)	64	-
Transportation equipment	1,042	(33)	1,009	189
Furniture, fixtures and equipment	1,836	(45)	1,791	527

Subtotal	2,944	(80)	2,864	716

Total	47,233	(782)	46,451	8,705

The assets of the municipalities are amortized over the period of the program contracts.

11 - LOANS AND FINANCING

	COMPANY AND CONSOLIDATED 2008			COMPANY 2007				Final maturity
									Annual interest rate	Monetary adjustment

		Non-			Non-
	Current	current	Total	Current	current	Total	Guarantees

Financial institution:
COUNTRY
							Government of the
							State of São Paulo
							and Own
Federal Government/ Banco do Brasil	263,497	1,406,001	1,669,498	238,194	1,642,644	1,880,838	Funds	2014	8.50%	UPR
6th Issue of debentures	240,346	229,690	470,036	-	427,657	427,657	No guarantees	2010	11%	IGP-M
7th Issue of debentures	200,000	123,497	323,497	-	312,362	312,362	No guarantees	2010	CDI+1.5% and 10.8%	IGP-M
8th Issue of debentures	350,000	425,831	775,831	-	737,438	737,438	No guarantees	2011	CDI+1.5% and 10.75%	IGP-M
9th Issue of debentures	-	218,146	218,146	-		-	- No guarantees	2015	CDI+2.75% and 12.87%	IPCA
Caixa Econômica Federal	68,840 567,149		635,989	58,267 490,904		549,171	Own Funds	2008/2022	5% to 9.5%	UPR
FIDC – SABESP I	55,556 69,444		125,000	55,555 125,000		180,555	Own Funds	2011	CDI + 0.70%
National Bank for Economic and Social
Development (BNDES)	42,814	126,657	169,471	41,904	165,689	207,593	Own Funds	2013	3% + TJLP 6% LIMIT
National Bank for Economic and Social
Development (BNDES) – Santos lowland	-	32,145	32,145					2019	2.5%+TJLP 6% LIMIT
Other	2,802	13,586	16,388	3,146	18,753	21,899		2009/2011	12% / CDI /TJLP + 6%	UPR
Interest and financial	118,843	29,281	148,124	93,398	32,036	125,434

Total - domestic	1,342,698	3,241,427	4,584,125	490,464	3,952,483	4,442,947

ABROAD
Inter-American Development Bank (IADB)
US$ 412,260 thousand (2007 – US$ 432,099							Federal			Currency Basket
thousand)	86,420	877,031	963,451	64,764	700,613	765,377	Government	2016/2025	3.00% to 5.61%	Variation + US$
Eurobonds – US$ 140,000 thousand ( 2007 –
US$ 238,052 thousand)	-	327,180	327,180	173,680	247,982	421,662		2016	7.5%	US$
JBIC – Yen 15,116,861 (2007 – Yen							Federal
2,654,422)	-	390,015	390,015	-	42,043	42,043	Government	2029	1.8% to 2.5%	Japanese Yen
IADB 1983AB – US$ 250,000 thousand	-	580,595	580,595	-		-	-	2023	4.47% to 4.97%	US$
Interest and financial	19,742	-	19,742	13,206		- 13,206

Total - Abroad	106,162	2,174,821	2,280,983	251,650	990,638	1,242,288

TOTAL LOANS AND FINANCING	1,448,860	5,416,248	6,865,108	742,114	4,943,121	5,685,235

Exchange rate as of December 31, 2008: US$2.3370; Yen 0.02580 – (2007 – US$1.7713; Yen 0.015839 )

As of December 31, 2008, the Company did not have balances of loans and financing raised in the short-term.

(a) Banco do Brasil

In March 1994, existing loan agreements with Caixa Econômica Federal were refinanced and the loan rights were transferred by that financial institution to the Federal Government, with Banco do Brasil acting as an agent. Under the terms of the agreement signed with the Federal Government, payments are made based on the “Price” amortization system, monthly indexed by the Standard Reference Unit (UPR), which is equal to the Government’s benchmark Interest Rate (TR), plus interest of 8.5% per year. The interest and principal amount are monthly paid with final maturity in 2014. This financing is guaranteed by the São Paulo State Government by a pledge of its own revenues and revenues of the Company.

(b) Debentures

(i) 6th Issue

On September 17, 2004, the Company registered with CVM a securities program in the total amount of R$1,500,000. As part of this program, the Company issued on September 1, 2004, 600,000 debentures in three series, without renegotiation, with a face value of R$1 each, totaling R$600,000. The date for the financial settlement of the operation was September 21, 2004 for the 1st series and September 22, 2004 for the 2nd and 3rd series.

The debentures were placed on the market as follows:

				Payment of
	Number	Adjustment	Interest	interest	Repayment	Maturity

1st Series	231,813	-	CDI+1.75% p.a.	Semiannual	Single payment	September 2007
2nd Series	188,267	IGP-M	11% p.a.	Annual	Single payment	September 2009
3rd Series	179,920	IGP-M	11% p.a.	Annual	Single payment	September 2010

Interest expenses totaled R$26,999 and R$23,290 in 2008 and 2007, respectively, related to the 2nd series, and R$25,802 and R$22,258, respectively, related to the 3rd series. The remaining balances to be paid, amounting to R$8,714 (2007 – R$7,366) for the 2nd series and R$8,328 (2007 – R$7,040) for the 3rd series, are recorded under the caption “Loans and financing” in current liabilities.

On September 3, 2007, the 1st series of the 6th issue of debentures was fully paid for. (ii) 7th Issue

Pursuant to the program recorded with CVM on September 17, 2004, the Company issued on March 1, 2005, 300,000 debentures in two series, without renegotiation, with a face value of R$1, totaling R$300,000. The date for the financial settlement of the operation was March 14, 2005.

The debentures were placed on the market as follows:

				Payment of
	Number	Adjustment	Interest	interest	Repayment	Maturity

1st series	200,000	-	CDI+1.5% p.a.	Semiannual	Single payment	March 2009
2nd series	100,000	IGP-M	10.80% p.a.	Annual	Single payment	March 2010

Interest expenses totaled R$27,171 and R$26,159 in 2008 and 2007, respectively, related to the 1st series, and R$13,444 and R$11,974, respectively, related to the 2nd series. The remaining balances to be paid, amounting to R$9,861 (2007 – R$7,788) for the 1st series and R$11,128 (2007 – R$9,975) for the 2nd series, are recorded under the caption “Loans and financing” in current liabilities.

(iii) 8th Issue

To terminate the program registered with CVM on September 17, 2004, the Company issued on June 1, 2005, 700,000 debentures, using the option to increase the number of debentures allowed by up to 20%, pursuant to the provision of paragraph 2 of Article 14 of CVM Instruction No. 400/03, distributed in two series, without renegotiation, with the face value of R$1 each, totaling R$700,000. The date for the financial settlement of the operation was June 24, 2005. The amount raised was used to settle the Eurobonds contract (note 10(f(i))).

The debentures were placed on the market as follows:

				Payment
	Number	Adjustment	Interest	of interest	Repayment	Maturity

1st series	350,000	-	CDI+1.5% p.a.	Semiannual	Single payment	June 2009
2nd series	350,000	IGP-M	10.75% p.a.	Annual	Single payment	June 2011

Interest expenses totaled R$47,580 and R$45,744 in 2008 and 2007, respectively, related to the 1st series, and R$46,357 and R$40,496, respectively, related to the 2nd series. The remaining balances to be paid, amounting to R$4,149 (2007 – R$3,187) for the 1st series and R$26,867 (2007 – R$23,444) for the 2nd series, are recorded under the caption “Loans and financing” in current liabilities.

(iv) 9th issue

On October 23, 2008, the Company registered with CVM a securities program in the total amount ofR$3,000 million and made a Public Offering of Simple Debentures, unsecured and non- convertible, of the 9th issue, in the context of the said program. The characteristics of the debentures are as follows:

	1st series	2nd series
CVM registration	CVM/SER/DEB/2008-029	CVM/SER/DEB/2008-030
Number	100,000	120,000
Issue date	10/15/2008	10/15/2008
Unit value (R$ thousand)	R$1	R$1
Return	DI plus 2.75% p.a.	12.87% p.a.
Monetary adjustment	None	IPCA Payment
of return	Semiannual	Annual
Final amortization *	10/15/2013	10/15/2015
Optional redemption	From the 24th month	From the 24th month

The repayments will be made in 3 annual and consecutive installments of the same amount, the first of which falling due on October 15, 2011 for the 1st series and October 15, 2013 for the 2nd series.

The date for the financial settlement of the operation was November 7, 2008 for the 1st series and November 10, 2008 for the 2nd series.

The funds arising from this issuance were used to refinance debts falling due.

Interest expenses incurred in 2008 totaled R$3,340 related to the 1st series and R$ 3,185 to the 2nd series, balances which are to be paid in the next year, and are recorded under the caption “Loans and financing” in current liabilities.

Covenants of the 6th, 7th, 8th and 9th issue of debentures:

• Adjusted current liquidity (current assets divided by current liabilities, excluding from current liabilities the portion of non-current debts contracted by the Company that are recorded in current liabilities ) higher than 1.0.
• Ebitda/Financial expenses equal to or higher than 1.5.
• The noncompliance with these obligations will only be characterized as such when they can be verified in the quarterly financial statements for at least two consecutive quarters or for two nonconsecutive quarters in the same twelvemonth period.

In case of non-compliance with the covenants, the trustee should call an extraordinary debentureholers’ meeting within 48 hours from the acknowledgement of the non-compliance to resolve on the declaration of accelerated maturity of the debentures.

(c) Caixa Econômica Federal

Post-sanitation Program

(i) Water and sewage

Several loan agreements were signed between 1996 and 2004 under the Pro-Sanitation Program with a view to expanding and improving the water supply and sewage systems of several municipalities of the State of São Paulo and of the City of São Paulo. The loans are collateralized by the collections of the daily billings of water supply and sewage services up to the total amount of the debt.

Contractually established repayment terms range from 120 to 180 months, starting at the beginning of the related collections.

The balance as of December 31, 2008 is R$614,934 (2007 - R$527,669), and the unused amount of these loans is R$217,106.

The contractual charges are:

Contract signed in:	1996	1997	1998 to 2004

Interest rate	9.5% p.a.	6.5% to 8.0% p.a.	6.5% to 8.0% p.a.

During the grace
period:
1.0% p.a. on the
Risk rate	1.0% p.a. on the amount	amount	0.6% p.a. or 2% p.a.
	disbursed	disbursed	on the outstanding
balance
Management fee	0.12% p.m. on the	2.0% p.a. on the	1.0% p.a. on the amount
	contract amount	amount disbursed	disbursed or 2% p.a. on the amount
disbursed fro the contracts signed
between
2003 and 2004

In the return phase:

Management fee	Difference between the	1.0% on the debt	1.0% on the debt balance
	calculation of the installment and	balance
the rate of
10.5% p.a. less the rate of
9.5% p.a.

(ii) Pró-Sanear Program

In 1997, 1998 and 2008, contracts were signed under the Pró-Sanear Program for the improvement of water and sewage services, with the participation of the communities receiving the services, in several municipalities of the Metropolitan Region of São Paulo. The loans are collateralized by the collections of the daily billings of water supply and sewage services up to the total amount of the debt. Repayments will be made in 180 months after the beginning of collections. As of December 31, 2008, the balance is R$21,055 (2007 - R$21,502), and the amount available for use from these loans, for projects already in progress, is R$94,529.

The financial charges are:

Interest rate – 5.0% p.a.
Management fee (grace period) – 2.0% p.a. on the outstanding balance
Management fee (repayment phase) – 1.0% p.a. on the outstanding balance
Risk rate (grace period) – 1.0% p.a. on the amounts disbursed

(iii) Growth Acceleration Program – PAC

In 2007 and 2008, several contracts linked to the Sanitation Program (PAC) were entered with several municipalities, with funds from the Government Severance Indemnity Fund for Employees (FGTS). The contracts are guaranteed by a monthly flow of the billings corresponding to the minimum of three times the monthly charge. Repayments will be made in 240 months after the beginning of collections. The payment of the contracts has not begun, and the amount available for use is R$ 796,558.

The financial charges are:

Interest rate - 6% p.a.
Management fee – 1.05% p.a. during the period of the contract
Risk rate – 0.3% p.a. on the adjusted debt balances.

Covenants:

• Through the Agreement for Performance Improvement, targets are established for financial indicators (operating margin, revenue evasion, cash and cash equivalents and reduction of the number of days accounts receivable are compromised), as well as operating indicators that, based on the past two years, are annually projected for the following five years.

The non-compliance with the covenants will accelerate the maturity of the contract.

(d) BNDES

Contract 01,2,619,3,1 - signed in August 2002, in the total amount of up to R$60,000, for the purpose of financing part of the Company’s contribution to the Tietê River Pollution Abatement Project - Stage II, related to loan agreement 1212/OC - BR with the Inter-American Development Bank (IADB). The related project is in progress and the outstanding balance as of December 31, 2008 is R$42,367 (2007 – R$51,896).

The onlending agreement 10/669,748-6, in the total amount of R$180,000, is distributed among the financing agents as follows:

Agent	Amount

Unibanco – União de Bancos Brasileiros S.A.	60,000
Banco BBA Creditanstalt S.A.	51,000
Banco Alfa de Investimento S.A.	39,000
Banco Itaú S.A.	30,000

Total	180,000

The related project is in the performance stage and the outstanding balance as of December 31, 2008 was R$127,104 (R$155,697 in 2007). The funds are passed on from BNDES to the agents and from the latter to SABESP. The onlending agreement has the same purpose as the agreement between BNDES and SABESP, and the same interest and repayment terms, as follows:

Interest - TJLP limited to 6% p.a., plus a spread of 3% p.a., paid quarterly during the grace period, and monthly in the repayment phase. The TJLP portion exceeding 6% p.a. will be added to the outstanding balance.

Contract repayment was initiated in September 2005, with monthly payments and conclusion scheduled for February 2013.

The contracts are collateralized by part of revenues from the provision of water and sewage services.

Covenants:

• Current ratio: higher then 1.0;
• Ebitda / Net Operating Revenue: equal or higher than 38%;
• Total connections (water and sewage)/own employees: equal or higher than 520;
• Ebitda / Debt Service: equal or higher than 1.5;
• Shareholders’ Equity/Total Liabilities: equal or higher than 0.8.

The non-compliance with the covenants will accelerate the maturity of the contract.

(e) BNDES Santista lowland

In November 2007, the Company entered into a financing agreement with BNDES for the Environmental Recovery Program of the Santos Metropolitan Region, in the amount of R$129,973 with interest of 2.5% p.a. plus TJLP limited to 6%.

The first contract disbursement was made on September 26, 2008. Repayment will be made in 96 monthly and consecutive installments of the same amount, from January 2012 to December 2019.

A portion of the Company’s revenue is offered as guarantee for this financing.

The related program is in progress and the outstanding balance as of December 2008 is R$32,145.

(f) Receivables Investment Funds – FIDC

On March 23, 2006, a single series of senior shares and 26 subordinated shares, held in a deposit account in the name of its holders, were issued with unit value on issue date corresponding to R$500. The senior shares are being repaid in 54 monthly installments, starting October 2006, and their final maturity is in March 2011. As of December 31, 2008, the balance of subordinated shares is R$18,177, recorded under the caption “Other receivables” in non-current assets; the balance of senior shares is R$125,000, recorded under the caption “Loans and financing”. Subordinated shares were subscribed and paid up exclusively by SABESP. The Fund yield benchmark corresponds to 100% of the DI rate (a managed prime rate), plus a fixed interest coupon of 0.70% per base year of 252 business days, pursuant to the terms of its regulations.

The Fund is managed by Caixa Econômica Federal and its custodian and recording agent is Banco do Brasil S.A.

The funds raised, in the amount of R$250 million, were used by the Company to settle debts in 2006.

(g) Eurobonds

(i) In June 2003, the Company issued Eurobonds abroad (Eurobonds 2008) in the amount of US$225 million. The issue was led by The Bank of New York and the principal agent was The Bank of Tokyo Mitsubishi Ltd. The interest rate is 12% p.a., paid semiannually, and final maturity is in June 2008. The funds were used for the final settlement of the US$200 million Eurobond matured in July 2003.

On November 6, 2006, the Company settled in advance part of this loan, in the amount of R$272,811, with funds raised through the issue of Eurobonds (Eurobonds 2016) in the amount of US$140 million.

On July 2008, the Eurobond 2008 contract, in the amount of R$158,256 and R$ 9,495 related to interest for the period, was settled. The settlement was made with part of the AB loan.

(ii) On November 3, 2006, the Company issued Eurobonds abroad (Eurobonds 2016) in the amount of US$140 million. The issue was led by Deutsche Bank Trust Company Americas and the principal agent was Deutsche Bank Luxembourg S.A. The interest rate is 7.5% p.a., paid semiannually, and final maturity is in November 2016. As mentioned in (i) above, the funds raised were used to partially settle in advance US$225 million in the Eurobonds issued, with final maturity in June 2008, and the amount redeemed was US$126,948 thousand.

Due to the payment in advance of Eurobonds 2008, an amendment to the loan agreement was signed cancelling the mandatory calculation of covenants.

Covenants – for Eurobonds 2016.

Limitation against incurring new debt so that:

• total debt adjusted to EBITDA does not exceed 3.65
• the Company’s debt service coverage ratio, determined on the date this debt was incurred, shall not be lower than 2.35.

The non-compliance with the covenants will accelerate the maturity of the contract.

(h) Inter-American Development Bank (IADB)

Loan Agreement 713 - In December 1992, the Company entered into a loan agreement with the IADB for US$400 million to finance the first stage of the Tietê River Pollution Abatement Project. The repayments period started in June 1999 in semiannual installments, subject to annual floating rate interest, varying according to the loans raised by the Bank in each six-month period, and of final maturity in December 2017. In December 1992, the Federative Republic of Brazil signed a guarantee contract with the IADB guaranteeing the funds for the fulfillment of the contractual obligations. The outstanding balance as of December 31, 2008 was US$215,310,000, R$503,179 (2007 - R$397,990).

Loan Agreement 896 – In December 1992, the Company signed a loan agreement with the IADB for US$50 million to finance the first stage of the Tietê River Pollution Abatement Project. Semiannual repayments started in June 1999, with annual interest of 3% and final maturity in December 2016. In December 1992, the Federative Republic of Brazil signed a guarantee contract with the IADB guaranteeing the funds for the fulfillment of the contractual obligations. The outstanding balance as of December 31, 2008 was US$22,222,000, R$51,933 (2007 - R$44,282).

Loan Agreement 1212 – In July 2000, the Company signed a loan agreement with the IADB for US$200 million to finance the second stage of the Tietê River Pollution Abatement Project. In 2008, total disbursement for this agreement was US$ 2,434 thousand and there are no amounts to be disbursed. The loan is being repaid semiannually and final maturity is July 2025. Interest is being paid on a semiannual basis, based on daily balances, at an annual variable rate according to the costs of loans of the Bank in the preceding six-month period, plus a spread, and changes every six months. The outstanding balance as of December 31, 2008 was US$174,728,000, R$408,339 (2007 - R$323,105).

Covenants

• Loan agreements 713, 896 and 1,212 – Tariffs must: a) produce revenues sufficient to cover the system’s operating expenses, including administrative, operating, maintenance, and depreciation expenses; b) provide a return on property, plant, and equipment no less than 7%; and c) during project execution, the balances of short-term loans must not exceed of shareholders’ equity.

The non-compliance with the covenants will accelerate the maturity of the contract.

(i) Japan Bank For International Cooperation (“JBIC”)

On August 6, 2004, the Company entered into a financing agreement with the JBIC – Japan Bank For International Cooperation, guaranteed by the Federal Government, in the amount of ¥21,320 million, equivalent to approximately R$337,687, for the Environmental Recovery Program of the Santos Metropolitan Region. Total financing period is 25 years, with a seven-year grace period and 18 years of repayment in semiannual installments. Interest is being paid on a semiannual basis since 2006, and is 2.5% p.a. for the sewage network and 1.8% p.a. for sewage treatment facilities. The balance of this loan agreement as of December 31, 2008 was R$390,015 (2007 – R$42,043).

(j) AB Loan (IADB 1983AB)

On May 27, 2008, the Company signed a loan agreement AB loan with IADB, in the amount of US$ 250,000,000.00, which was fully disbursed in June 2008. The funds obtained were used to settle Eurobonds 2008 and to partly perform the Company’s investment plan.

The characteristics of this loan agreement are as follows:

	US$	Initial maturity	Final maturity	Interest ( Libor + spread)

1983 A	100,000,000.00	May 2011	May 2023	2.595%+2.375%
1983 B1	100,000,000.00	May 2011	May 2020	2.595%+2.075%
1983 B2	50,000,000.00	May 2011	May 2018	2.595%+1.875%

Interest is being paid on a semiannual basis since November 2008.

The balance of this loan agreement as of December 31, 2008 was US$250,000,000, R$ 584,250, net of part of the borrowing costs, in the amount of R$3,655, which will be repaid over the period of the agreement.

(k) Covenants

As of December 31, 2008 and 2007, the Company had met all the requirements set forth by its loan and financing agreements.

(l) Maturities of loans and financing

2009	2010	2011	2012	2013	2014	2015 and	TOTAL

							thereafter

In local currency	1,342,698	843,019	919,952	500,093	537,949	189,628	250,786	4,584,125

In foreign currency	106,162	86,420	151,994	163,149	163,149	163,149	1,446,960	2,280,983

Grand Total	1,448,860	929,439	1,071,946	663,242	701,098	352,777	1,697,746	6,865,108

12. DEFERRED TAXES

(a) Balance sheet amounts

	COMPANY AND	COMPANY
	CONSOLIDATED

	2008	2007

In current assets (i)
Deferred income tax	125,722	79,994
Deferred social contribution	45,260	28,798
	170,982	108,792
In non-current assets (ii)
Deferred income tax	320,104	260,847
Deferred social contribution	115,237	96,379

	435,341	357,226
In current liabilities (iii)
Deferred income tax	209	-
Deferred social contribution	75	-
Deferred PASEP	19,296	21,507
Deferred COFINS	44,789	53,742

	64,369	75,249
In non-current liabilities (iv)
Deferred income tax	59,468	66,909
Deferred social contribution	16,899	19,578
Deferred PASEP	17,656	19,128
Deferred COFINS	47,469	54,250

	141,492	159,865

In income (loss) for the year

Income tax	(399,194)	(395,634)
Deferred income tax	112,216	82,075

	(286,978)	(313,559)

Social contribution	(149,179)	(147,711)
Deferred social contribution	37,924	29,702

	(111,255)	(118,009)

(i) In current assets

Calculated mainly based on temporary differences in the amount of R$502,889 (2007 – R$319,977).

(ii) In non-current assets

Calculated mainly based on temporary differences in the amount of R$1,280,413 (2007 – R$1,043,388) for income tax, and R$1,280,413 (2007 – R$1,070,876) for social contribution tax.

The Company’s management expects the realization of the long-term balance mentioned in item (ii) in 2010, in the same proportion as 2009, and the remaining balance to be realized in 2011.

(iii) Current liabilities

- Income and social contribution taxes
Calculated mainly based on temporary differences in the amount of R$837 for income and social contribution taxes.

- PASEP and COFINS

Calculated substantially on billings to government entities, and the obligation is determined and the allowance is recognized when the service is provided, and its settlement when the invoices are received.

(iv) In non-current liabilities

- Income and social contribution taxes

Calculated mainly based on temporary differences in the amount of R$237,872 (2007 – R$267,636) for income tax, and R$187,766 (2007 – R$217,530) for social contribution tax.

- PASEP and COFINS

Calculated substantially on billings to government entities, and the obligation is determined and the allowance is recognized when the service is provided, and its settlement when the invoices are received.

(b) Breakdown of deferred tax and contribution balances

	COMPANY AND
	CONSOLIDATED	COMPANY

In current assets	2008	2007

Reserves for contingencies	170,982	108,792

In non-current assets
Provision for contingencies	240,493	225,697
Reserve for social security liabilities	139,616	121,039
Other	55,232	10,490

	435,341	357,226

Total deferred tax assets	606,323	466,018

In current liabilities
Costs of issuance of securities	284	-
Revenue – government entities	64,085	75,249

	64,369	75,249
In non-current liabilities

Costs of issuance of securities	1,997	-
Income – government entities	74,370	86,487
Revenue – government entities	65,125	73,378

	141,492	159,865

Total deferred tax liabilities	205,861	235,114

(c) Reconciliation of the effective tax rate

The amounts recorded as income and social contribution tax expenses in the financial statements are reconciled to the statutory rates provided for in law, as shown below

	COMPANY AND CONSOLIDATED	COMPANY

	2008	2007

Income before taxes	1,406,318	1,486,832
Statutory rate	34%	34%

Expenses at statutory rate	(478,148)	(505,523)
Permanent differences
Realization of revaluation reserve	(29,518)	(29,808)
Interest on own capital	100,704	102,253
Other differences	8,729	(721)
Adjustment under Law 11638/07 adoption	-	2,231

Income and social contribution taxes	(398,233)	(431,568)

Current income and social contribution taxes	(548,373)	(543,345)
Deferred income tax and social contribution	150,140	111,777
Effective rate	28%	29%

(d) Transition Tax Regime (RTT)

The Company opted to adopt the Transition Tax Regime (RTT), established by Provisional Measure 449/08. Accordingly, the effects from the changes in Law 11638/07 and from articles 36 and 37 of the said Provisional Measure had no effects for tax purposes.

Due to the adoption of this regime, the Company maintained the tax incentives arising from donations and government subsidies to investments and the tax deductibility for costs on issuance of securities, which are now recorded as a reduction of the accounts payable.

13. TAXES PAYABLE

	Current		Non-current

	2008	2007	2008	2007

Income tax	3,742	4,420	-	-
Social contribution	6,114	5,331	-	-
COFINS and PASEP (taxes on
revenue)	37,766	41,629	-	-
PAES (tax debt refinancing
program)	32,631	43,918	114,210	197,635
INSS (Social Security
contribution)	21,406	20,072	-	-
Other	28,750	12,365	-	-

Total	130,409	127,735	114,210	197,635

The Company applied for enrollment in PAES on July 15, 2003, in accordance with Law No. 10684 of May 30, 2003, and included in its application the debts related to COFINS and PASEP which were involved in a legal action challenging application of Law 9718/98, and the outstanding balance under the Tax Recovery Program (REFIS). The total amount included in PAES was R$ 316,953, as follows:

Tax	Principal	Fine	Interest	Total

COFINS	132,499	13,250	50,994	196,743
PASEP	5,001	509	2,061	7,571
REFIS	112,639	-	-	112,639

Total	250,139	13,759	53,055	316,953

The debit is being paid in 120 months. The amounts paid in 2008 and 2007 were R$34,114 and R$43,002 respectively, and financial expenses of R$8,281 and R$12,218, respectively, were recorded. The outstanding balance as of December 31, 2008 was R$146,842. The assets offered as guarantee in REFIS, in the amount of R$249,034, are still guaranteeing the amounts in the PAES program. As a result of the appropriateness of the calculation of interest related to the refinancing, the outstanding balance was reduced by approximately R$66,000.

14. SOCIAL SECURITY CHARGES

(a) Welfare plan

The welfare plan, which consists of optional, free choice, health plans is sponsored by Sabesp and the participants, as follows for the period:

Company: 7.1% (2007 – 7.2%) on average, of gross payroll;

Participating employees: 3.21% of base salary and premiums, equivalent to 2.3% of gross payroll, on average.

(b) Pension plan benefits

Managed by Fundação SABESP de Seguridade Social - Sabesprev, the defined benefit pension plan is supported by monthly contributions as follows: 2.10% from the Company and 2.3% from the participants. In order to meet the provisions of CVM Resolution No. 371 of December 13, 2000, the amounts of the pension and retirement benefits granted or to be granted, to which employees are entitled after retirement, are presented below.

Based on independent actuarial reports at December 31, 2008, calculated in conformity with the Projected Unit Credit Method, Sabesp had a net actuarial liability of R$419,871 (R$ 365,234 in 2007) representing the difference between the present value of the Company’s obligations to the participating employees, retired employees, and pensioners, and the value of the related assets, as shown below:

	COMPANY AND
	CONSOLIDATED	COMPANY

(i) Reconciliation of assets and liabilities	2008	2007

Present value of actuarial liabilities	(1,433,710)	(1,386,563)
Fair value of assets	976,545	969,440
Gains to be recognized in future years
	37,294	51,889

Net liability	(419,871)	(365,234)

Net liability recognized in balance sheet	(419,871)	(365,234)

(ii) Expenses recognized in the statement of income

Cost of current service	33,347	33,440

Cost of interest	164,124	131,848
Expected return on plan assets	(117,317)	(96,439)
Employee contributions	(13,025)	(12,925)

Total	67,129	55,924

(iii) Changes in net actuarial liabilities

Present value of the net actuarial liability in the beginning	(365,234)	(321,212)
of the year
Cost of current service	(33,347)	(33,440)
Cost of interest	(164,124)	(131,848)
Expected return on plan assets	117,317	96,439
Participating employees' contribution	13,025	12,925

	(4,363)	(377,136)
Actual contributions by the Company in the year	12,492	11,902

Present value of the net actuarial liability at the	(419,871)	(365,234)

end of the year

(iv) Reconciliation of changes in the fair value of assets

Fair value of plan assets in the beginning of the	969,440	812,909
year
Actual return on plan assets	40,723	183,748
Actual contributions in the year	25,517	24,827
Benefits paid	(59,135)	(52,044)

Fair value of plan assets in the end of the year	976,545	969,440

(v) Reconciliation of changes in the fair value of liabilities

Present value of liabilities in the beginning of the	1,386,563	1,096,219
year
Cost of current service	33,347	33,440
Cost of interest	164,124	131,848
Benefits paid	(59,135)	(52,044)
Loss in the present value of liabilities	(91,189)	177,100

Present value of liabilities in the end of the year	1,433,710	1,386,563

(vi) Estimated expenses	2009	2008

Cost of current service	31,116	33,347
Cost of interest	155,514	164,124
Expected return on plan assets	(92,309)	(117,317)
Participating employees' contribution	(21,235)	(13,025)

Total	73,086	67,129

(vii) Actuarial assumptions

Several statistical and other factors that attempt to project future events are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, expected return on plan assets and the rate of future salary increases. In addition, the actuary also uses subjective factors such as termination, turnover and mortality rates to estimate these factors. The actuarial assumptions used by the Company are reviewed on a regular basis and may differ materially from actual results due to changing market and economic conditions, regulatory events, judicial rulings, higher or lower termination/withdrawal rates or longer or shorter life spans of participants. Such differences may result in a significant impact on the amount of pension expense recorded by the Company.

The assumptions used for the actuarial valuation were as follows:

Economic assumptions	2008	2007

Discount rate	10.85% p.a.	10.85% p.a.
Expected rate of return on assets	10.85% p.a.	10.85% p.a.
Future salary increase	6.08% p.a.	6.08% p.a.
Growth in social security benefits and limits
	4.00% p.a.	4.00% p.a.
Capacity factor
- Salaries	98%	98%
- Benefits	98%	98%
Demographic assumptions for	2008	2007
Mortality table	AT 83	AT 83
Disabled mortality table	RRB 44	RRB 44
Disability entry table	RRB 44	RRB 44
Turnover table	Prudential	Prudential
Retirement age	First age with	First age with
	entitlement to one	entitlement to one
	of the benefits	of the benefits
% active participants married at time of retirement	95%	95%
Age difference between participants and their spouses	Wives are 4 years	Wives are 4 years
	younger than	younger than
	husbands	husbands

The number of active participants at December 31, 2008 was 15,448 (15,881 in 2007). The number of inactive participants at December 31, 2008 was 4,579 (4,245 in 2007).

The evaluation of SABESPREV costing plan is made by an independent actuarial expert, based on different assumptions than those adopted for purposes of ascertaining benefits to employees, as set forth in CVM Resolution 371. SABESPREV’s technical deficit at December 31, 2008 is R$500,266 (2007 - R$319,463) The calculation is substantially different as for the actuarial method in calculating risk benefits before retirement, with sharing to SABESPREV and capitalization for the purpose of meeting CVM Resolution 371.

The Sponsor and the SABESPREV are in process of negotiation so that the technical deficit is resolved, by changing from the Defined Benefit Plan to Variable Contribution Plan. Management expects not to incur in additional costs resulting from the change of the referred plans.

15. PROFIT SHARING

As a result of negotiations held by the Company with entities representing the employees, a Profit Sharing Program was implemented, and it was considered the period from January to December 2008, with the payment of the amount corresponding to up to one month’s payroll, depending on achievement of targets. In 2008, the company has accrued an amount of R$53,216.

16. RESERVES FOR CONTINGENCIES

(a) Lawsuits with probable likelihood of loss

The Company is party to a number of claims and legal proceedings arising in the normal course of business, including civil, tax, labor and environmental matters. Management, based on a jointly analysis with its legal advisors, recognized reserves at an amount considered sufficient to cover probable losses. These reserves, net of escrow deposits, are as follows:

	COMPANY AND
	CONSOLIDATED	COMPANY

Description	2008	2007

Customer claims(i)	659,875	504,028
Suppliers claims(ii)	222,372	171,656
Other civil claims(iii)	152,446	125,627
Tax claims(iv)	26,291	32,123
Labor claims(v)	41,222	61,747
Environmental claims(vi)	55,442	50,075

Total	1,157,648	945,256

Current	459,395	290,172
Non-current	698,253	655,084

Changes to the reserves for contingencies for the year ended in December 31, 2008 are demonstrated below:

				Interest,
				monetary
				adjustments and
	2007	Additions	Payments	Reversals	2008

Customer claims	526,302	173,280	(86,313)	83,319	696,588
Suppliers claims	174,556	36,711	(38,074)	52,162	225,355
Other civil claims	127,890	42,360	(36,475)	22,469	156,244
Tax claims	34,491	4,890	(12,805)	(285)	26,291
Labor claims	61,747	19,722	(39,237)	(1,010)	41,222
Environmental claims	50,075	22,599	(25,707)	8,475	55,442

Subtotal	975,061	299,562	(238,611)	165,130	1,201,142
Escrow deposits	(29,805)	(30,328)	21,021	(4,382)	(43,494)

Total	945,256	269,234	(217,590)	160,748	1,157,648

(b) Lawsuits with possible likelihood of loss

The lawsuits in course in administrative and judicial levels, in different courts, where the Company is the defendant, considered by its legal advisors of possible likelihood of loss, not being, for this reason, provisioned in the financial statements, are distributed as follows:

	COMPANY AND
	CONSOLIDATED	COMPANY

	2008	2007

Customer claims (i)	653,700	709,000
Suppliers claims(ii)	388,100	254,100
Other civil claims(iii)	228,100	195,300
Tax claims(iv)	259,000	199,900
Labor claims(v)	115,600	70,400
Environmental claims(vi)	25,200	514,400

Total	1,669,700	1,943,100

(i) Customer claims
Approximately 1,200 lawsuits were filed by commercial customers, which claim that their tariffs should be equal to the tariffs of another consumer category, and therefore claim the refund of the amounts collected by SABESP. The Company was granted both favorable and unfavorable final decisions at several courts, and recognized a reserve when the likelihood of loss is considered probable. The variation of R$170,286 in the lawsuits classified as probable loss arose from the change in the likelihood of ongoing lawsuits, interest, fees and adjustments.

(ii) Suppliers claims
Suppliers’ claims include lawsuits filed by some building companies alleging an underpayment of monetary adjustments, withholding of amounts related to the understatement of official inflation rates after the Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress at different courts and a reserve is recognized when the likelihood of loss is considered probable. The R$134,000 increase in lawsuits whose likelihood of loss is considered possible is related to the change in the likelihood of the lawsuits, interest, fees and inclusion of monetary adjustment.

(iii) Other civil claims
The Company is a party to several civil lawsuits related to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties. As of December 31, 2008, the Company recognized provisions of R$156,244 (R$127,890 in 2007) for claims whose likelihood of loss is considered probable. There was an increase both in lawsuits with probable and possible risk of loss, arising from the increase in lawsuits and the review of the expected outcomes, comprising monetary adjustment, interest and fees for the year.

(iv) Tax claims
The reserve for tax contingencies refers mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company’s legal advisors.

In 2006, the Federal Revenue Service, by means of a tax execution, audited the Company’s compliance with the tax obligations related to income and social contribution taxes for calendar 2001, and recognized taxes payable in the amount of R$277 million (R$322 million adjusted through December 31, 2008). The Company filed a timely objection and will appeal against the tax assessment at administrative level and in courts. According to its legal advisors, the likelihood of loss in approximately 90% of this administrative proceeding is considered remote and 10% possible.

In 2005, the Federal Revenue Service partially rejected the offset request made by the Company for the extinction of the Corporate Income Tax (IRPJ) payable, in the amount of approximately R$56.1 million, and of the Social Contribution on Net Income (CSLL) payable, in the amount of approximately R$8.7 million, as of the determination period from January to April 2003, using prior year IRPJ and CSLL negative balances. At the final order, the authority did not ratify the equivalent to R$11.2 million related to IRPJ and R$0.7 million related to CSLL, totaling approximately R$11.9 million (R$24.1 million adjusted through December 31, 2008). Our legal advisors have considered it as a possible loss.

In 2008, the Federal Revenue Service rejected six offset requests made by the Company for the extinction of IRPJ/CSLL payable, using favorable amounts, arising from undue payments of IRPJ/CSLL, which were paid based on monthly estimates. The amount involved is estimated at R$28 million adjusted through December 31, 2008). Our legal advisors have considered it as a possible loss.

The company filed for a preliminary injunction to challenge the revocation of the exemption from tax service granted by the Municipality of São Paulo, under a City Law enacted in 2002. In April 2003, the exemption request was granted under an injunction determining the suspension of tax payments. In May 2005, the courts issued a decision overruling the injunction. In July 2005, SABESP filed an appeal to ensure the preliminary injunction granted remained in effect. There is no final decision on the lawsuit, and the likelihood of loss is considered possible. Concurrently, on September 18, 2006, the São Paulo Municipal Finance Department issued a tax deficiency notice, against which the Company filed timely administrative objection, with subsequent rejection of the appeal filed with lower courts. The Company filed a timely ordinary appeal with the Municipal Tax Council which was not accepted and a writ of prevention was filed against this decision, with an injunction, for the purpose of annulling the decision. The amount involved is estimated at R$70.0 million (R$135 million as adjusted through December 31, 2008). Our legal advisors evaluated this demand as a possible loss.

The Company filed lawsuits against the Municipalities of Bragança Paulista and São Paulo due to the collection of a charge on the use of public areas to install water and sewage networks used for the water supply and sewage services provided to these municipalities. In the lawsuit filed against the Municipality of Bragança Paulista, the Company was granted a preliminary injunction related to this charge and preventing the municipality from collecting any current or future amounts related to such charge until there is a final decision on the merit of the lawsuit. In June 2005, the lower court decided favorably to the Company and the initial remedy was maintained. The municipality appealed against the decision, which is awaiting judgment by the Court of Appeals. As regards the lawsuit filed against the Municipality of São Paulo, the lower court issued a decision confirming the legality of the municipal charge. The Company filed an appeal and awaits judgment. Subsequently, a new Law was approved to implement the collection of a charge on the use of public areas in the city of São Paulo. In April 2004, the Company filed for an injunction to suspend the collection of the municipal charge. The injunction was granted by the lower court and confirmed when the decision was issued, which recognizes the charge as undue. The municipality filed an appeal and is awaiting judgment by the Court of Justice. Our legal advisors evaluated this demand as a possible loss.

(v) Labor lawsuits
The Company is a party to labor lawsuits, involving issues such as overtime, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, and other. Part of the amount involved is in provisional or final execution at various court levels, and thus is classified as of probable loss and accordingly a provision was recognized.

(vi) Environmental lawsuits
These refer to public civil actions brought against us by the São Paulo State Public Attorney’s Office, certain municipalities and certain non-governmental organizations, mostly environmental public civil actions seeking the following:
(1) to forbid the dumping of raw sewage into certain local watercourses;
(2) in some cases seeking remedies for environmental damages, which have not yet been specified and evaluated by technical experts of the courts; and
(3) aiming to require us to install and operate sewage treatment facilities in those locations.

The public civil actions to which we are party include the following:
(a) The Public Prosecutor’s Office of the São Bernardo do Campo judicial district has brought a public civil action requesting remedies due to environmental damage caused by the release of sludge from our water treatment facility ETA-Rio Grande into certain receiving waters; seeking the immediate cessation of this activity and the implementation of an environmental recovery project. The appellate court ruled against us and ordered that the dumping of residue cease within one year from the final ruling. The court also determined that environmental recovery must be carried out within two years of the date mentioned above, under the penalty of a daily fine of R$10.00 thousand and conversion into compensation for environmental damages. The Company is awaiting ruling on the new appeal filed. The Company’s legal advisors assessed the risk of loss as probable and recognized a reserve which reflects the amount attributed to this lawsuit;

(b) Public civil action filed by the Public Attorney’s Office against us and the Cotia Mayor’s Office seeking individual and joint adverse judgments of the defendants in relation to: (i) the permanent cessation of releasing untreated water effluents into the Cotia River or its tributaries, subject to a daily fine in the case of noncompliance;(ii) the treatment of sewage prior to releasing it into the Cotia River, under the penalty of a daily fine, in the event of non- compliance;(iii) the full restoration of soil, of surface and underground water bodies and of vegetation to their original condition, under the penalty of a daily fine, in the event of non-compliance; and(iv) the payment of compensation for environmental damages caused to soil, to water sources and to underground and surface water bodies that cannot be recovered. The appellate court rendered favorable decisions to us with respect to items (i), (iii) and (iv) mentioned above. According to evaluations by the court’s technical expert, compensation for environmental damages was R$826,800.00 or, alternatively, R$5.8 million as of October 17, 2006. This amount is still under discussion and its approval is subject to a final decision by the court. Our in-house counsel has considered it as a probable loss. In December 2008, the total adjusted provision was R$ 7.4 million. The lawsuit is in final execution. SABESP is discussing with the Public Attorney’s Office seeking an agreement; (c) Public civil action filed by the São Paulo Public Attorney’s Office against us and the municipality of Itupeva, Campo Limpo Paulista e Várzea Paulista seeking 1) the condemnation of the defendants for the obligation not to discharge untreated household sewage into the Atibaia river, which is not in compliance with the quality standards provided for in law, under the penalty of specific execution or a daily fine; 2) compensation for environmental property and moral damages in the amount of R$2.0 million and daily fine in the amount of R$1,000.00 for each of the municipalities jointly involved with SABESP. The injunction was granted. The decision was unfavorable to the defendants partly establishing the obligation not to discharge untreated household sewage into the Jundiaí river under the penalty of a daily fine of R$1,000.00 with payment terms set forth in the preliminary injunction; compensation for property damage to be determined at the time the decision is settled. The Company is awaiting ruling on the appeal filed. The Public Attorney’s Office is settling the decision, which is undergoing an expert examination. Our legal advisors have considered it as a probable loss. The adjusted amount of the claim is R$4.5 million; (d) Public civil action filed by the Public Attorney’s Office against SABESP seeking to establish the obligation not to discharge sewage into the Cascavel river or other stream bed, in the Municipality of Echaporã, under the penalty of a daily fine of 200 minimum salaries and compensation for environmental, the amount of which shall be determined upon expert examination. The lower court decided unfavorably to the Company, based on an expert report, which presented estimated damages in the amount of R$352,000.00 in July 2000. The decision was maintained by the Court of Justice, and the Company is awaiting judgment by the higher courts. Our in-house counsel has considered it as a probable loss. The amount related to the expert examination work plus the penalty fine totals R$ 11.0 million; (e) Public civil action filed by the São Paulo Public Attorney’s Office against us requesting the court to sentence the Company to 1) terminate of releasing untreated water effluents into the Capivari River and its tributaries, in the Municipality of Campos do Jordão, within 540 days from the filing of the lawsuit, subject to a daily fine of R$ 100,000.00. 2) Ensure the full environmental recovery due to environmental damage or monetary compensation in case the recovery is proven unfeasible. The decision was unfavorable to the Company, and it filed an appeal. The court sustained the decision, and the fine in the event of noncompliance was changed in R$ 10,000.00. SABESP is awaiting ruling on the extraordinary appeal filed. Our in- house counsel has considered it as a probable loss. The fine adjusted through December 31, 2008 corresponds to R$4.7 million; (f) Public civil action filed by the São Paulo Public Attorney’s Office against SABESP and the Municipality of Piracaia seeking conviction of the defendants for the obligation not to discharge untreated household sewage into the Atibaia river, which is not in compliance with the quality standards provided for in law, under the penalty of specific execution or a daily fine. The amount attributed to the claim was R$3.5 million, as of July 11, 1996, adjusted to R$8.7 million through December 31, 2008. This lawsuit is awaiting ruling at the lower courts. Our legal advisors have considered the lawsuit as a possible loss; g) Public civil action brought against SABESP, AES Eletropaulo, Daee, Cetesb and Finance Department of the São Paulo State for the alleged environmental damages caused because of the inversion of the Pinheiros River stream to the Billings Dam. The lower court decision, based on an experts’ report that estimated damages at R$285 million, jointly convicted the parties to pay this amount, monetarily adjusted since June 2000 through December 2008, totaling R$527 million. The parties filed an appeal against the decision and, on March 17, 2009, SABESP was gra nted a favorable decision by the Appeal Court. Our legal advisors have considered the lawsuit as a remote loss;

h) In 2003, a public civil action filed by the Piracicaba Civil Entities Coordination Board against SABESP and the National Water Agency seeking remedy for damages caused by the use of the Piracicaba, Jundiaí and Capivari rivers’ basin to supply the São Paulo Metropolitan Region through the Cantareira Water System for nearly 30 years. The amount attributed to the claim was R$11.4 million, as of December 10, 2003, adjusted to R$16.1 million through December 31, 2008. This lawsuit is in its initial stage and is pending judgment from the lower court. So far no value has been set for the damages alleged. Our legal advisors have considered the lawsuit as a remote loss.

The Company is a party to other environmental lawsuits in municipalities where it operates, arising from the discharge of untreated waste, assessed as probable and possible risks of loss by its legal advisors. The amounts recognized in reserves do not always represent the final amount to be disbursed as indemnity of alleged damages, in view of the current stage in which the such lawsuits are and management’s ability to reasonably estimate the amounts of future disbursements. As of December 31, 2008, total provision represents the R$55,442, already including the amounts referred to in items (a), (b), (c), (d) and (e).

(vii) Settlements reached in 2008
a) On January 2008, the Company reached a settlement with the Public Attorney’s Office for the construction of the Domestic Sewage Treatment System facilities in the municipality of Boituva within 54 months as from the signature of the settlement, estimated at R$12.8 million. From this amount, R$3.9 million will be built by municipality contractors and the remaining R$8.9 million will be the responsibility’s of SABESP In addition, Environmental Compensation was provided for with the planting of 5000 seedlings. The settlement was ratified by the competent judge.
b) In January 2008, the Company reached a settlement with the Public Attorney’s Office for the construction of the Domestic Sewage Treatment and Deviation System facilities in the municipality of Santa Cruz do Rio Pardo and Environmental Compensation for the recovery of riverbank forest of the Mandaguari river, which total R$1.3 million. The start of the riverbank forest recovery project is scheduled for February 2008, to be completed by February 2012. The settlement was ratified by the competent judge.
c) In July 2008, the Company reached a settlement with the Public Attorney’s Office for the construction of the Domestic Sewage Treatment and Deviation System facilities in the Municipality of Bragança Paulista through December 31, 2011, in the total amount of R$51.9 million, and for Environmental Compensation in the amount of R$4.2 million through December 31, 2014. The settlement was ratified by the competent judge.
d) In December 2008, the Company reached a settlement with the Public Attorney’s Office for the implementation of the Sewage Treatment system in the Municipality of Lutécia in the total amount of R$1.3 million, and for Environmental Compensation in the amount of R$963 thousand. The settlement was ratified by the competent judge.
e) In December 2008, the Company reached a settlement with the Public Attorney’s Office for the implementation of actions related to Environmental Compensation in the Municipality of Borá in the amount of R$640 thousand. The settlement is pending ratification by the competent judge.
f) In October 2008, the Company reached a settlement with the Public Attorney’s Office for the construction of the Domestic Sewage Treatment and Deviation System facilities in the Municipality of Itaquaquecetuba through December 31, 2019, in the total amount of R$245.8 million and for Environmental Compensation in the amount of R$250 thousand. The settlement is pending ratification by the competent judge.

(viii) Other concession-related legal proceedings
In December 2, 1997, the municipality of Santos enacted a law expropriating our water and sewerage mains in Santos. We requested an injunction against the expropriation which was denied by the lower court. This decision was subsequently reversed by the State of São Paulo appellate court, which then issued an injunction suspending the law. The Company was granted a favorable decision at the lower court, and the municipality of Santos appealed against the decision. Although the decision was maintained by the Court of Justice, it is not definitive. Despite the pending action, the Company is operating the water supply and sewage collection systems in the municipality of Santos.

The municipality of Itapira revoked the concession contract and filed an action against us seeking to repossess the assets related to its water and sewage services, the outcome of which was unfavorable to the Company. We appealed the decision but, in view of the compensation lawsuit filed against the aforementioned municipality we have waived the appeal.

The municipality of Tuiuti has brought a declaratory action seeking to recognize the inexistence of any judicial or legal grounds to justify our permanence as the provider of water supply and sewage collection services in the municipality of Tuiuti, and the subsequent taking over of these services by the municipality. We have responded with a counterclaim against the municipality seeking a statement corroborating the existence of a legal relationship between the two parties for subsequent compensation for investments made. The lawsuit is in the discovery phase.

The municipality of Cajobi has filed a Repossession Action. This seeks the retaking of water supply and sewage collection services. The action also seeks to require us to pay for losses and damages for amounts received as water and sewage tariffs not received in view of utilities explored since the enactment of the Municipal Decree, and for the use of assets related to the concession. The municipality of Tuiuti has been the provider of water supply and sewage collection services since May 29, 2007, as a result of the favorable decision granted to the interlocutory appeal.

The municipality of Monte Alto has brought a cumulative Repossession Action for losses and damages stating the termination of the concession contract entered into with us and seeking the retaking of water supply and sewage collection services. The injunction was granted. SABESP has retaken the operation of the said services in June 2008 after an agreement between the parties, which is pending homologation by the competent judge, as regards to legal fees.

The municipality of Araçoiaba da Serra has brought a Repossession Action seeking an authorization to enter into the installations included in the concession contract, including all property and assets connected to the water supply and sewage treatment services. In addition to this, the municipality seeks to take over the administration, operation and exploration of these services in view of the expiration of the concession contract, scheduled for September 23, 2006. The municipality also claims the definitive restoring of the service’s ownership, including due reversal of all assets, rights and privileges previously transferred to us. The request for an injunction seeking to keep the municipality in charge of the services was initially granted and is maintained by the appellate court. We have subsequently filed for an injunction to require the early production of evidence. The lawsuit is in the fact-finding phase.

On December 31, 2008, the lawsuits brought by the municipalities of Itapira, Cajobi, Monte Alto and Araçoiaba da Serra totaled approximately R$11 million and our in-house counsel has considered them as a possible loss.

17. SHAREHOLDERS’ EQUITY

(a) Authorized capital

The Company is authorized to increase capital up to R$10,000,000, based on a Board of Directors’ resolution, after submission to the Supervisory Board’s

(b) Subscribed and paid-up capital

Subscribed and paid-up capital is represented by 227,836,623 registered common shares, without par value, held as follows:

	2008		2007

Shareholders	Number of shares	%	Number of shares	%

State Finance Department	114,508,086	50.26	114,508,087	50.26
Companhia Brasileira de
Liquidação e Custódia	54,336,892	23.85	61,690,601	27.08
The Bank of New York ADR
Department (equivalent in
shares)(*)	58,769,102	25.79	51,409,636	22.56
Other	222,543	0.10	228,299	0.10

	227,836,623	100.00	227,836,623	100.00

(*) Each ADR is equal to 2 shares (c) Payment to shareholders’

Shareholders are entitled to a minimum mandatory dividend of 25% of the adjusted net income, calculated according to the Brazilian corporate law. The dividends do not bear interest and the amounts not claimed within three years from the date of the Shareholders’ Meeting that approved them mature in favor of the Company.

The mandatory minimum dividends are calculated as follows:

Net income for the year	1,008,085
(-) Legal reserve 5%	50,404
(-) Donations	25,780

Net income	931,901

Mandatory minimum dividend	232,975

In 2008, the Company accrued interest on shareholders’ equity attributed to dividends in the amount of R$ 274,990 net of withholding income tax in the amount of R$21,198. In 2007, the amount was R$ 279,494 net of withholding income tax in the amount of R$21,250. Interest on shareholders’ equity was calculated in conformity with article 9 of Law 9249/95, at the Long- term Interest Rate (TJLP); this interest was originally recorded in “Financial expenses” for income and social contribution tax deductibility purposes and subsequently, for presentation purposes, was reflected in “Shareholders’ equity”.

(d) Capital reserve

Capital reserve includes tax incentives.

(e) Revenue reserves

(i) Appropriation of net income for the year

2008

Net income for the year
Net income for the year	1,008,085
Realization of revaluation reserve	86,817
Interest on own capital	(296,188)
Legal reserve 5%	(50,404)

Reserve for investments	748,310

2 – At the Shareholders' Meeting, management will proposed the transfer of the retained earnings balance of R$748,310 to the Investment reserve account, to cover the needs of investments with own funds, as planned in the Capital Budget.

(ii) Reserve for investments

Comprised specifically of internal funds for expansion of water supply and sewage service systems.

18. INSURANCE COVERAGE

Insurance policies held by the Company provide the following coverage, taking into account the risks and nature of the related assets

	Insured amount – R$	Premium
Type of insurance	(*)	(*)

Engineering risk	347,517	823
Fire	336,086	223
Civil liability - officers and employees	80,000	1,690
Civil liability - construction in progress	14,084	475
Civil liability - operations	3,000	167

(*) Unaudited information
The Company does not have an environmental and loss of profits insurance.

19. FINANCIAL INSTRUMENTS AND RISK

(a) Identification and valuation of financial instruments

The Company operates with many financial instruments, particularly cash and banks, including financial investments, and loans and financing as described below.

In 2008 and 2007, the Company did not carry out transactions involving derivatives.

(i) Cash and cash equivalents, accounts receivable, other current assets and accounts payable. The amounts recorded approximate their realizable values.

Cash equivalents comprise highly liquid temporary cash investments expressed in Brazilian reais.

(ii) Investments

These are mainly the investment in Sesamm (as mentioned in note 8), recorded using the equity method, in which the Company has a strategic interest. Considerations of fair value of the shares owned are not applicable.

(iii) Loans and financing

In compliance with Accounting Pronouncements Committee (CPC) pronouncement 14, the fair values of projected cash flows of loans and financing discounted to present values, on December 31, 2008 are as follows:

			Adjustment to
	Carrying	Projected	present
	amount	cash flow	value	Differences

Local currency
Debentures (i)	1,866,139	2,479,587	2,064,856	414,731
BNDES (ii)	202,245	202,245	202,245	-
Other (iii)	2,515,741	2,891,794	2,907,469	(15,675)

	4,584,125	5,573,626	5,174,570	399,056

Foreign currency

Financing (iv)	2,280,983	3,108,964	2,984,782	124,182

	2,280,983	3,108,964	2,984,782	124,182

	6,865,108	8,682,590	8,159,352	523,238

The fair value of the financial instruments was determined in accordance with the following criteria:

(i) Debentures are financings accounted for at their nominal value adjusted through the maturity date, discounted to present value at the future interest market rates, disclosed by Andima (National Association of Financial Market Institutions) in the secondary market, using the base date of December 30, 2008, and the Company’s securities are traded in the domestic market.

(ii) Financing – BNDES are instruments accounted for at their nominal value adjusted through the maturity date, subject to indexation to TJLP, which is of a particular type not compared to any other market rate.
Accordingly, the Company opted to disclose the amount recorded as of December 31, 2008 as the fair value.

(iii) Other local currency financing are accounted for at their nominal value adjusted through the maturity date, discounted to present value at the future interest market rates. The future rates used were obtained from the website of BM&F (Brazilian Commodities and Futures Exchange).

(iv) Foreign currency financing are controlled by the original currency, translated at the exchange rate of the balance sheet date, discounted to present value using the future market rate obtained from Bloomberg, based on the Company’s securities traded in the foreign market.
In addition, the Company has an instrument denominated in Yen (JBIC, as mentioned in note 11), which used the ratio between the original currency and the dollar of the United States for the translation to present value.

(b) Market risks

(i) Exchange rate risks

This risk arises from the possibility that the Company may incur in losses due to exchange rate fluctuations, which would increase the liability balances of foreign currency-denominated loans and financing obtained in the market and the related financial expenses. The Company does not have hedge or swap contracts to hedge against this risk; however it is engaged in the active management of the debt, as a way to reduce foreign currency exposure, using the windows of opportunities to replace expensive debts with cheap debts, settling the debts in advance to reduce cost.

A significant portion of the Company’s debt was denominated in US dollar and in Yen totaling R$2,280,983 (note 10). The Company’s net exposure to the exchange rate risk as of December 31, 2008 is summarized as follows:

	COMPANY AND
	CONSOLIDATED

	In thousands

	US$	Japanese
		Yen

Loans and financing	802,260	15,116,861

(ii) Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to loans and financing. The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates, in order to evaluate the possible need to replace its debt As of December 31, 2008, the Company had R$863,950 in loans and financing which were obtained at variable interest rates (CDI and TJLP).

Another risk faced by the Company is the lack of correlation between the monetary adjustment indices of its debt and those of its receivables. Water supply and sewage treatment tariffs do not necessarily follow the increases in the interest rates affecting the Company’s debt.

(iii) Credit risk

Credit risk is mitigated by selling to a geographically dispersed customer base.

(c) Sensitivity analysis

The table below presents the sensitivity analysis of the financial instruments which may have significant impact on the Company.

Two scenarios are presented, in accordance with CVM Instruction 475/08, to describe the financial assets and liabilities translated at the rate projected to March 31, 2009 with 25% and 50% appreciation in scenario I and 25% and 50% impairment in scenario II, as shown below:

SCENARIO I	2008

Financial instruments	Risk	Probable	rate higher	rate higher
			than 25%	than 50%

Financial assets
Cash and cash equivalents
Temporary cash investments (Nossa Caixa and
Bradesco)	CDB	561,523	701,904	842,285
Financial liabilities
Loans and financing
Banco do Brasil, CEF and Municipality of
Presidente Prudente	UPR	2,315,358	2,894,198	3,473,037
Debentures, FIDC and BI Cia. Securities company
	CDI	814,550	1,018,187	1,221,825
Debentures	IGPM	1,274,764	1,593,453	1,912,144
Debentures	IPCA	149,702	187,127	224,553
BNDES AND FEHIDRO	TJLP	205,547	256,934	308,321
IADB AND EUROBONDS	US$	1,841,600	2,302,000	2,762,400
JBIC	JPI	343,107	428,884	514,661

Financial liabilities’ benchmarks – Scenario I	projected rate for March 31, 2009 *		Rate increase

			25%	50%

UPR		1.63%	2.04%	2.45%
CDI		13.03%	16.29%	19.55%
IGPM		4.49%	5.61%	6.74%
IPCA		4.10%	5.13%	6.15%
TJLP		6.25%	7.81%	9.38%
US$		2.30	2.88	3.45
JPI		0.022697	0.02837	0.034046
SCENARIO II	2008

Financial instruments	Risk	Probable	rate lower than	rate lower than
			25%	50%

Financial assets
Cash and cash equivalents

Temporary cash investments (Nossa Caixa and
Bradesco)	CDB	561,523	421,142	280,762

Financial liabilities
Loans and financing

Banco do Brasil, CEF and Municipality of
Presidente Prudente	UPR	2,315,358	1,736,519	1,157,679

Debentures, FIDC and BI Cia. Securities company
	CDI	814,550	610,912	407,275

Debentures	IGPM	1,274,764	956,072	637,381

Debentures	IPCA	149,702	112,276	74,851

BNDES AND FEHIDRO	TJLP	205,547	154,160	102,774

IADB AND EUROBONDS	US$	1,841,600	1,381,200	920,800

JBIC	JPI	343,107	257,331	171,554

Financial liabilities’ benchmarks – Scenario II	projected rate for March 31, 2009 *	Rate decrease

		25%	50%

UPR	1.63%	1.22%	0.82%
CDI	13.03%	9.77%	6.52%
IGPM	4.49%	3.37%	2.25%
IPCA	4.10%	3.08%	2.05%
TJLP	6.25%	4.69%	3.125%
US$	2.30	1.73	1.15
JPI	0.022697	0.017023	0.011349

The purpose of this sensitivity analysis is to measure the impact of the changes in market variables on the Company’s financial instruments. The settlement of these amounts may result in amounts that differ from those presented above due to the estimates used in the process of their determination.

* The projected rates for March 31, 2009 were obtained from the Banco Central do Brasil website, report Focus.

20. OPERATING REVENUE

	COMPANY

	2008	2007

Greater São Paulo Metropolitan Area	5,207,678	4,888,077
Regional systems (i)	1,631,125	1,560,134

Total	6,838,803	6,448,211

(i) Comprises municipalities operated in São Paulo State inland and coastal regions.

21. OPERATING COSTS AND EXPENSES

	COMPANY

	2008	2007

Cost of sales and services
Salaries and social charges	1,027,527	970,065
General supplies	135,814	121,821
Treatment supplies	133,154	112,339
Outside services	443,973	384,114
Electricity	457,740	472,525
General expenses	36,400	31,316
Depreciation and amortization	597,201	603,516

	2,831,809	2,695,696

Selling expenses:
Salaries and social charges	179,197	158,338
General supplies	6,159	5,373
Outside services	131,921	88,585
Electricity	751	736
General expenses	60,782	58,554
Depreciation and amortization	3,875	4,627
Allowance for doubtful accounts, net of recoveries	336,264	323,339

	718,949	639,552

Administrative expenses:
Salaries and social charges	147,034	137,267
General supplies	4,579	4,621
Outside services	112,663	66,300
Electricity	1,098	1,218
General expenses	247,802	291,803
Depreciation and amortization	16,728	7,845
Tax expenses	48,554	43,575

	578,458	552,629

Costs, and administrative and selling expenses:
Salaries and social charges	1,353,758	1,265,670
General supplies	146,552	131,815
Treatment supplies	133,154	112,339
Outside services	688,557	538,999
Electricity	459,589	474,479
General expenses	344,984	381,673
Depreciation and amortization	617,804	615,988
Tax expenses	48,554	43,575

Allowance for doubtful accounts, net of recoveries (note 5	336,264	323,339

(c(ii)))
	4,129,216	3,887,877

	COMPANY

	2008	2007

Financial expenses:

Interest and charges on loans and financing – local	423,245	447,046
currency
Interest and charges on loans and financing – foreign	71,344	66,329
currency
Interest on own capital (note 17(e(i)))	296,188	300,744
Interest on own capital (reversal)	(296,188)	(300,744)
Other financial expenses	26,212	69,287
Income tax on remittance abroad	5,019	6,346
Monetary variation on loans and financing	127,938	101,310
Other monetary variation	20,512	8,059
Provisions for financial contingencies	165,130	183,027

	839,400	881,404

Financial income:
Monetary variation gains	420,374	34,281
Income from temporary cash investments	62,179	51,469
Interest and other	88,057	46,659

	570,610	132,409

Financial income, net	268,790	748,995

Exchange variations, net:
Exchange variation on loans and financing	436,157	(188,411)
Other exchange variations	-	87
Exchange gains	2,712	286

	438,869	(188,038)

The consolidated balance includes administrative expenses, in the amount of R$138, and financial income, in the amount of R$129.

22. OTHER OPERATING INCOME AND EXPENSES

The breakdown of “Other operating income (expenses), net” is as follows:

	COMPANY

	2008	2007

Other operating income	70,280	52,633
COFINS and PASEP (taxes on other income)	(5,306)	(6,518)

	64,974	46,115

Other operating expenses	(173,444)	(81,291)

Other operating income (expenses), net	(108,470)	(35,176)

Other operating income is comprised of sale of property, plant and equipment, sale of contracts awarded in public bids, and indemnities and reimbursement of expenses, fines and collaterals, property leases, reuse water, PURA and AQUALOG projects and services.

Other operating expenses are mainly comprised of write-off of property, plant and equipment due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, and losses on property, plant and equipment.

23. OPERATING INCOME (EXPENSES) BY SEGMENT

The Company reports two identifiable segments: (i) water supply systems; and (ii) sewage collection systems.

COMPANY AND CONSOLIDATED	COMPANY

2008	2007

DESCRIPTION	WATER	SEWAGE	TOTAL	WATER	SEWAGE	TOTAL

Gross revenue from sales and
services - retail	3,503,643	2,891,036	6,394,679	3,325,826	2,724,400	6,050,226
Gross revenue from sales - bulk	314,952	16,606	331,558	291,705	8,002	299,707
Other income and services rendered	74,547	38,019	112,566	64,359	33,919	98,278

Gross revenue from sales and
services	3,893,142	2,945,661	6,838,803	3,681,890	2,766,321	6,448,211

Gross sales deductions	(277,310)	(209,821)	(487,131)	(272,575)	(204,794)	(477,369)

Net revenue from sales and services	3,615,832	2,735,840	6,351,672	3,409,315	2,561,527	5,970,842

Costs, and administrative and
selling expenses	(2,717,310)	(1,411,906)	(4,129,216)	(2,530,933)	(1,356,944)	(3,887,877)

Income from operations before
other operating expenses, net	898,522	1,323,934	2,222,456	878,382	1,204,583	2,082,965

Other operating expenses, net			(108,470)			(35,176)

Income from operations before
equity in subsidiary			2,113,986			2,047,789

The consolidated balance of income from operations before equity in subsidiary totals R$2,113,848, and the difference of R$138 is mainly represented by administrative expenses, as Sesamm was in the pre-operating stage as of December 31, 2008.

24. MANAGEMENT FEES

The compensation paid by the Company to the members of its board of directors and officers amounted to R$2,444 and R$ 2,373 for the years ended December 31, 2008 and 2007, respectively. An additional amount of R$ 933, related to the bonus program, was accrued in the period from January to December 2008.

25. COMMITMENTS

(i) Rentals

Operating, administrative and property leases already contracted require the following minimum payments, as follows:

2009	6,781
2010	2,150
2011	800

TOTAL	9,731

Lease expenses for the years ended December 31, 2008 and 2007 were R$8,516 and R$8,214, respectively. Lease expenses refer to the following: property rentals, machinery and equipment leases, IT equipment leases, and photocopiers leases.

(ii) Electricity

The Company has entered into long-term contracts with electric power providers. The amounts contracted by the company are shown as follows:

2009	196,090
2010	135,916
2011	136,110
2012	114,008
2013	847
2014	382
2015	83

TOTAL	583,436

Electric power expenses for the years ended December 31, 2008 and 2007 were R$459,880 and R$474,762, respectively. The amount of R$459,589 (R$474,479 in 2007) was recorded in expenses and of R$291 (R$283 in 2007) in investments.

26. AGREEMENT WITH THE MUNICIPALITY OF SÃO PAULO

On November 14, 2007, the Company and the Municipality of São Paulo (the Parties) entered into an Agreement to establish the conditions that ensure the stability in the provision of water supply and sewage, and environmental utility services in the city of São Paulo, the main provisions of which are as follows:

1. the Parties made the commitment to take basic sanitation and environmental actions, complementary to the actions of the Municipality of São Paulo, by investing in the deployment and continuity of programs such as: Programa Córrego Limpo (Clean River Program) and Programa de Uso Racional da Água – PURA (Rational Water Use Program), the purpose of which is to ensure a decrease in water consumption by City government units, ensuring water supply to and the quality of living of the population;

2. starting November 14, 2007, all the amounts paid by the Municipality of São Paulo to SABESP, referring to consumption by City departments, agencies, and foundations, net of taxes, will be used in basic sanitation and environmental actions in the municipality;

3. the Municipality made the commitment to resume the payment of consumption bills issued by SABESP, starting November 14, 2007;

4. the Parties shall complete, within 90 days, the projects required to determine the outstanding amounts and prepare the drafts of the Bill to obtain the approval of the City Council to the Cooperation Agreement and Metropolitan Program Contract, to ensure the stable provision by SABESP of water supply and sewage services in the municipality, through associated management of the assumed utility services, jointly by the Municipality and the State of São Paulo, pursuant to the general basic sanitation service principles laid down in State Law 11445/07 and related State legislation;

5. the Parties and the State shall conclude, within 90 days after the execution of the Agreement, the terms and conditions of the Cooperation Agreement and Metropolitan Program Contract, to ensure the stable provision by SABESP of water supply and sewage services in the municipality;

6. the approval of Municipal Authorization Law is an essential condition both for signing the Cooperation Agreement, to be signed by the Municipality and the State of São Paulo, and the Metropolitan Program Contract, to be signed by the Municipality and SABESP;

7. after the Bill is submitted to the City Council, the Parties will enter into an instrument for settlement of outstanding debts. A discount in the amount of R$120 million on the City’s debts will be granted, under contract. Part of these debts will be paid free of financial charges arising from interest, fines and monetary adjustment, and the rest under Municipal Interdepartmental Administrative Rule 01/2005, in seven annual installments;

8. the Parties shall require the termination of the collection lawsuits filed by SABESP, where SABESP shall pay the court fees, and each Party shall pay the lawyers’ fees, in an estimated amount of R$1.9 million

On February 11, 2008, the Parties signed the First Amendment to the Agreement with the Municipality of São Paulo. The Parties decided to extend the agreement for a period equal to the original period, so that the Parties may conclude the required understandings to settle the outstanding debts and prepare the drafts of the Cooperation Agreement, the Metropolitan Contract Program, and the Authorization Bill.

The stages already in progress are the conclusion of the drafts of said instruments, sending the Bill to the City Council, concluding the required understandings to settle the outstanding debts, and jointly defining the sanitation and environmental actions to be taken.

On May 9, 2008, the Parties signed the Second Amendment to the Agreement with the Municipality of São Paulo extending the term for an equal period and providing for automatic renewals, for equal periods, should the parties do not express otherwise.

On August 29, 2008, the Municipality of São Paulo submitted Bill 558/08 to the São Paulo City Council. The approval of this municipal Law will authorize the Cooperation Agreement and Metropolitan Program Contract between the Executive branch and the São Paulo State, São Paulo State Sanitation and Power Regulatory Agency (ARSESP) and SABESP.

On December 22, 2008, the Parties signed the Third Amendment to the Agreement and decided to: i – change the payment term of the debt balance of the municipality in favor of SABESP, after matching the accounts; ii – adopt the same criterion that will be used by SABESP to calculate the adjustment to present value of the credit balance for SABESP in order to deflate the contract discount agreed in the Agreement; iii – include a clause authorizing SABESP to carry out expropriations.

Also in December 2008, the Municipal Bill 558/08 was approved in the first vote. Final approval depends on the second vote.

27. SUBSEQUENT EVENT

Company’s restructuring

The restructuring of headcount, initiated on February 2009 by SABESP, is consistent with the Company’s need to conform to its new reality in the market: commitment to universal services of water supply and sewage services by 2018 in the 366 São Paulo municipalities where the Company operates and the possibility of new business since State Laws 12292/2006 and 1025/2007, which allowed SABESP to operate in drainage, solid waste and energy markets.

The Company will conduct a competitive examination to fill 1,771 jobs, mostly for operating areas. The examination is part of the strategy to renew the Company’s staff.

Within this strategy, a Commitment Agreement for Adjustment of Conduct (TAC) was signed on February 20, which includes termination of all retired employees paid by National Institute of Social Security (INSS) from SABESP’s permanent headcount, as required by the State Public Prosecution Office. In order to meet the standards of quality of the services rendered to the population, terminations will be gradually performed, totaling 2,250 retired employees between 2009 and 2011 replaced with professionals who succeeded the exam.

Upon termination of the labor agreement, in addition to the termination pay, the Company will pay the fine of 40% on the Government Severance Indemnity Fund for Employees (FGTS) related to the total period worked.

Furthermore, SABESP will ensure the payment of the Company’s portion of the welfare plan for up to six months after termination.

The estimated disbursement with terminations is R$166,878.

Companhia de Saneamento
Básico do Estado de
São Paulo - SABESP
Financial Statements at
December 31, 2008 and 2007
and Report of Independent Auditors

Report of Independent Auditors

To the Board of Directors and Stockholders
Companhia de Saneamento Básico do
Estado de São Paulo - SABESP

1 We have audited the accompanying balance sheet of Companhia de Saneamento Básico do Estado de São Paulo - SABESP ("the Company") and the consolidated balance sheet of Companhia de Saneamento Básico do Estado de São Paulo - SABESP and its subsidiary at December 31, 2008 and the related statements of operations, of changes in stockholders' equity and of cash flows of Companhia de Saneamento Básico do Estado de São Paulo - SABESP and the related consolidated statements of operations and of cash flows, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements.

2 We conducted our audit in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Company; (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the financial statements; and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

3 As described in Note 6, the Company maintains recorded in noncurrent assets certain amounts related to the supplements of retirement and pension plans paid by the Company in the period from 1986 to 2008. After a period of negotiation, the parties (the Company and the Government of the State of São Paulo) executed, on November 17, 2008, the Third Amendment to the Term of Acknowledgment, Commitment of Payment and Other Agreements, which demonstrates the portions considered controversial and uncontroversial, based on calculations performed by a specialized entity with regards to the payments made. As a result of this Term, the Company recognized monetary restatement of the uncontroversial portion, previously recorded at historical amounts; however, it did not record a provision for the controversial portion, amounting to R$ 302,775 thousand, net of tax effects, in view of the high expectation of success in receiving the pending amounts and the expected solution of the differences with the State and/or discussions at legal and technical levels. The accounting practices adopted in Brazil require a provision for losses to reduce these assets to their recoverable amount, which losses correspond, in this context, to the amounts past due for a long time and determined as controversial. Consequently, the noncurrent assets, the shareholders' equity and the net income of the period are overstated by this amount.

4 In our opinion, except for the effects of the matter mentioned in paragraph 3 above, the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Companhia de Saneamento Básico do Estado de São Paulo - SABESP and of Companhia de Saneamento Básico do Estado de São Paulo - SABESP and its subsidiary at December 31, 2008 and the results of operations, the changes in stockholders' equity, cash flows and value added of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, and the consolidated results of operations, cash flows and value added of Companhia de Saneamento Básico do Estado de São Paulo - SABESP and its subsidiary, for the year then ended, in accordance with accounting practices adopted in Brazil.

5 As mentioned in Note 6, the Company and the Government of the State of São Paulo entered into an agreement to settle the so-called uncontroversial amount, referring to the reimbursement of the supplement of retirement and pension plans paid by Companhia de Saneamento Básico do Estado de São Paulo - SABESP, in the name and on account of the Government of the State of São Paulo. The realization of this asset may eventually be influenced by: (a) the resolution of legal uncertainties caused by public action and legislative authorization related to the transfer of reservoirs to Companhia de Saneamento Basico do Estado de São Paulo - SABESP, amounting to R$ 696,283 thousand and (b) the financial collection of other amounts, amounting to R$ 260,310 thousand.

6 As mentioned in Note 26, some agreements were signed between the Municipality of São Paulo and the Company, in relation to the resolution of outstanding debts to ensure stability in the provision of services and the establishment of certain sanitation actions. In view of the current stage of the negotiations between the Company and the Municipality of São Paulo, management understands that no adjustment will be necessary to the corresponding amounts recorded in the financial statements. Therefore, no adjustment has been made in the financial statements.

7 The audit of the financial statements of the parent company for the year ended December 31, 2007, presented for comparison purposes, was conducted by other independent auditors who issued an unqualified opinion dated March 26, 2009 with respect to Note 2 and March 27, 2008, with respect to the remainder of the financial statements. That opinion included additional paragraphs emphasizing the following matters: (i) the reimbursement of the amounts of the supplements of retirement and pension plans paid by the Company; (ii) the agreement executed between the Municipality of São Paulo and the Company; and (iii) the description in Note 2 at the fact that, due to the changes in the accounting practices adopted in Brazil during 2008, the financial statements in December 31, 2007 of the parent company and the corresponding statements of operations, of changes in stockholders' equity, of cash flows, and of added value, corresponding to the year ended December 31, 2007 were adjusted and are being restated in accordance with Technical Pronouncement No. 12 of the Brazilian Accounting Pronouncements Committee (CPC) - "Accounting Practices, Changes in Accounting Estimates and Correction of Errors".

São Paulo, March 26, 2009

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Paulo Cesar Estevão Netto
Contador CRC 1RJ026365/O-8 "T" SP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: May 29, 2009

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.